

ANNUAL REPORT | **20 23**

From our Chairman and CEO Michael Kasbar

To our Valued Shareholders:

As Winston Churchill said in March 1944, "The longer you can look back, the farther you can look forward."

I have been reflecting on that idea as I look back at our humble beginnings as a simple reseller, all the way to the global industrialized distribution business we are today – a Fortune 100 company of more than 5,000 global employees – what a journey!

It's a story of transformation, hand-crafted over decades in the global fuel and energy marketplace. As we adapted to changing market conditions and built a world-class distribution platform, we grew as a trusted industry leader and channel partner to customers and suppliers around the world.

Our common operating model is the heart of our success. With deployable commercial capabilities and responsive local networks, we can provide comprehensive fulfillment solutions around the world. This allows us to ramp up quickly as opportunities emerge and dial down when markets change.

Financially, we are well-positioned with broad geographic and end-market diversity that enables fiscal resilience. We remain focused on accelerating growth by driving efficiencies in our core distribution platform, increasing the availability of renewable energy and lower-carbon fuels, and expanding our suite of energy-management solutions.

I had the pleasure of sharing the details of our business model and strategy at our recent Investor Day event in New York City. During the event, we outlined our unique position in the market and our strategy to capture opportunities across all three business segments. You can read more about our Investor Day and review materials on our Investor Relations website at ir.worldkinect.com.

During our Investor Day, we debuted medium-term financial targets that we believe will drive attractive long-term shareholder returns. We will be sharing more on our progress toward these targets throughout the year. You can see a summary of our financial targets here:

Financial Target Summary[2]



2026

Adjusted EBITDA[1,4] Target
$480-$520 Million

30%
Adjusted Operating Margin[2,4] Target

2024-2028

Five-year Aggregate Free Cash Flow[3,4] Target
$900 Million **-$1.2** Billion

Turning to a review of 2023, during the year we were pleased to deliver to our shareholders:

- Net Income of $53 million and adjusted EBITDA[1] of $386 million;
- $271 million of operating cash flow;
- $94 million returned directly to shareholders through share buybacks and dividends; and
- An improved adjusting operating margin of 26%, with a continued focus on driving additional operating efficiencies towards our goal of 30% by 2026.

This financial foundation gives us a strong platform to build on in 2024. Customers today need affordable, reliable fuel but they also increasingly need lower-carbon energy to meet their sustainability objectives and regulatory requirements. With that in mind, we continue to expand into the growing sustainability space, a logical extension of our core capabilities.

If we look at expected energy demand through 2050, renewables will see material growth, but the bulk of demand is still expected to be met through traditional fuel sources. With our strong portfolio of both traditional and sustainable energy solutions, we are uniquely positioned to play a key leadership role in the energy transition happening around the world. Our deep expertise in the downstream and upstream energy supply chain differentiates us.

Fellow shareholders, I am more confident than ever in our business model and our clear strategy, because:



We have a unique position in a large global market...

With a clear strategy to capture the opportunity across our three businesses...

With medium-term, financial targets to drive attractive long-term shareholder returns.

From the more than 5,000 dedicated individuals who make up our global team today, we are excited to take you with us on the next phase of our growth as World Kinect. Thank you for your continued support.

Michael Kasbar

1. Adjusted Operating Margin, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. For a reconciliation of our historical non-GAAP financial measures to their corresponding historical GAAP measures, please refer to our Form 8-K filed with the SEC on February 22, 2024.
2. Not a guarantee of actual future performance. Actual performance is subject to various risks and uncertainties, including those referenced in our 2023 Form 10-K and other filings with the SEC.
3. Adjusted EBITDA is defined as net income (loss) excluding the impact of interest, income taxes, and depreciation and amortization, in addition to acquisition and divestiture related expenses, restructuring charges, impairments, gains or losses on sale of businesses, integration costs, non-operating legal settlements, and costs associated with the Finnish bid error.
4. Adjusted Operating Margin is computed by dividing adjusted income from operations by adjusted gross profit.
5. Free Cash Flow is defined as operating cash flow minus total capital expenditures as shown in the cash flow statement.

World Kinect Overview

World Kinect is a leading global energy distribution and management company, offering a broad suite of solutions across the energy product spectrum. In addition to delivering our core energy and fuel solutions, we are advancing the energy transition by increasing access to renewable energy, lower-carbon fuels, and sustainability advisory services. In over 200 countries and territories, we power the operations of over 150,000 customers.

Energy, Logistics & Solutions

Figures as of December 2023



Aviation



Marine



Land

150,000+
customers

5,000+
employees

200+
countries and territories

40+
years in business

World Fuel Services is now World Kinect



 **Our new name, World Kinect, represents our role as a bridge, connecting our customers to resources, expertise and support they need to successfully navigate their energy transition journeys.**

Michael J. Kasbar
Chairman and Chief Executive Officer

Core Distribution Platform

Gross Profit Contribution for Full-Year 2023



89% — Core Distribution Platform

11% — Sustainability Offerings[1]

[1]Includes Power, Natural Gas, and other Sustainability Products and Services.

Our core platform reflects our ability to create robust networks, deploy physical logistics and inventory management and drive digital engagement.

Serving 3 Key Markets

Core Distribution Platform: **Aviation**

Core Distribution Platform: **Marine**

Core Distribution Platform: **Land**

Core Distribution Platform: **Aviation**



Customers We Service:

OUR SERVICE FOOTPRINT AS OF DECEMBER 31, 2023
12,000 Customers
36,000 Commercial Aircraft
40,000 Business Aircraft
4,000+ Airports


Commercial Aviation


Government & Military


Business Aviation


FBOs

- Operations tuned to manage ever-increasing market volatility.
- Valued counterparty in a market where it profoundly matters.
- Ground floor involvement in introducing new products to the marketplace.

Core Distribution Platform: **Marine**



Customers We Service:

OUR SERVICE FOOTPRINT AS OF DECEMBER 31, 2023
2,200 Customers
1,250 Global Seaports


Car Carriers


Dry Bulk


Container


Offshore


Cruise Ships


Tankers


Defense & Military


Yacht

- Strong footprint of fueling capabilities across the United States.
- Platform being streamlined to gain efficiencies.
- Prime position to service the energy transition.

Core Distribution Platform: **Land**



Customers We Service:

OUR SERVICE FOOTPRINT AS OF DECEMBER 31, 2023
140K Customers
3,500 Retail Stations & Cardlocks in North America


Fuel C-Store Operators


Residential & Retail


Commercial & Industrial


Truck Fleets

- Competitive supply to efficiently service large airlines at hub locations.
- Premiere one-stop shop solution for all corporate & private aviation.
- Comprehensive mission-critical military operations.

World Kinect Provides Value to Both Suppliers & Customers



Suppliers (~2,500)
- Strong financial counterparty
- Channel partner
- Technical services support

Trades
Major Oil Companies
Independent Refiners
National Oil Companies
Regional Oil Companies

Jet Fuel
Bunker Fuel
Gasoline
Diesel
Sustainable Aviation Fuel
Renewable Diesel
Other

Customers (~150,000)
- Competitive pricing
- Security of supply
- Network coverage
- Lines of credit
- **24/7** operational support

Cruise Ships
Container Ship Operators
Government & Militaries
Commercial Airlines
Private Aviation
Truck Fleet Operators
Retail Gas Stations

Extending the Platform into Our Sustainability Offerings



Suppliers
- Strong financial counterparty
- Channel partner for supply
- Channel partner for environmental credits

Natural Gas Producers
Green Power Producers
EAC Traders
Power Traders
Natural Gas Traders
Utilities

Power
Natural Gas
Sustainability Products & Services

Customers
- Deep market knowledge
- Energy management solutions
- Development and implementation of sustainability strategies
- Competitive pricing

Hospitals
Universities
Commercial Buildings
Industrial Facilities
Airports
Municipalities & Government Facilities

Driving Increased Shareholder Value

Financial Targets[5]

2026: Optimizing operational performance	30% Adjusted Operating Margin[1] target
2026: Efficiencies and profitable growth are expected to contribute to Adjusted EBITDA growth	$480MM-$520MM Adjusted EBITDA[2,4]
2024-2028: Improved Working Capital management contributing to a stronger cash flow profile	$900MM-$1.2Bn five-year aggregate Free Cash Flow[3,4]





Returning Capital to Shareholders

Returned 51% of Free Cash Flow[1] to Shareholders in 2023	$94MM of buybacks and dividends
	~40% of future Free Cash Flow allocated to buybacks and dividends
Announced a 21%[3] Dividend Increase In March 2024	Represents a 70% increase from 2020
	Dividend Yield now ~2.8%[2,3,4]

Financial Targets

1. Adjusted Operating Margin is computed by dividing adjusted income from operations by adjusted gross profit.
2. Adjusted EBITDA is defined as net income (loss) excluding the impact of interest, income taxes, and depreciation and amortization, in addition to acquisition and divestiture related expenses, restructuring charges, impairments, gains or losses on sale of businesses, integration costs, non-operating legal settlements, and costs associated with the Finnish bid error.
3. Free Cash Flow is defined as operating cash flow minus total capital expenditures as shown in the cash flow statement.
4. Adjusted EBITDA, Adjusted Operating Margin, and Free Cash Flow are non-GAAP financial measures.
5. Not a guarantee of actual future performance. Actual performance is subject to various risks and uncertainties, including those referenced in our 2023 Form 10-K and other filings with the SEC.

Returning Capital to Shareholders

1. Free Cash Flow is defined as operating cash flow minus total capital expenditures as shown in the cash flow statement.
2. Dividend yield defined as proforma 2024 annual dividend per share divided by closing share price as of April 19, 2024.
3. Based on $0.17 quarterly dividend declared on March 7, 2024, representing a 21% increase over the prior quarterly dividend of $0.14 a share.
4. Share repurchases in excess of those authorized under the Company's current 2020 repurchase program and all future dividends are subject to board approval.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER 001-09533



WORLD KINECT CORPORATION

(Exact name of registrant as specified in its charter)

Florida	**9800 N.W. 41st Street, Miami, Florida 33178**	**59-2459427**
(State or other jurisdiction of incorporation or organization)	(Address of Principal Executive Offices) (Zip Code)	(I.R.S. Employer Identification No.)

Registrant's telephone number, including area code:

(305) 428-8000

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common Stock, $0.01 par value	**WKC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the market price at which the common equity was last sold was $1.213 billion.

As of February 16, 2024, the registrant had approximately 59,847,807 shares of outstanding common stock, par value $0.01 per share.

Documents Incorporated By Reference

Portions of the registrant's proxy statement relating to its 2024 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, are incorporated by reference to the extent set forth in Part III, Items 10-14 of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Page

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PART I

Item 1. Business

Overview

World Kinect Corporation (the "Company") was incorporated in Florida in July 1984 and along with its consolidated subsidiaries is referred to collectively in this Annual Report on Form 10-K ("2023 10-K Report") as "World Kinect," "we," "our," and "us."

In June 2023, the Company changed its name from World Fuel Services Corporation to World Kinect Corporation. We believe our new name reflects our ongoing transformation into a more resilient, diversified energy and solutions provider. Since the name change, our common stock is listed on the New York Stock Exchange under our new name as well as our new ticker symbol, "WKC."

We are a global energy management company offering fulfillment and related services to more than 150,000 customers across the aviation, marine, and land-based transportation sectors. We also supply natural gas and power in the United States and Europe along with a growing suite of other sustainability-related products and services.

We are a signatory to the United Nations ("U.N.") Global Compact and are focused on supporting the U.N.'s principles on human rights, labor, the environment and anti-corruption through progressing our goals and objectives. We have implemented enhancements to our policies, processes, and governance structure to further strengthen our support of environmental, health, safety, sustainability, diversity, equity and inclusion and other social responsibility issues and impacts.

We conduct our operations through numerous locations both within the United States ("U.S.") and throughout various foreign jurisdictions. Our principal executive office is located at 9800 N.W. 41st Street, Miami, Florida 33178 and our telephone number at this address is 305-428-8000. Our internet address is https://www.world-kinect.com and the investor relations section of our website is located at https://ir.worldkinect.com. We make available free of charge, on or through the investor relations section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Also posted on our website are our Code of Conduct ("Code of Conduct"), Board of Directors' committee charters and Corporate Governance Principles. Our website and information contained on our website are not part of this 2023 10-K Report and are not incorporated by reference in this 2023 10-K Report.

A reference to a "Note" herein refers to the accompanying Notes to the Consolidated Financial Statements within Part IV. Item 15. – Notes to the Consolidated Financial Statements included in this 2023 10-K Report.

Reportable Segments

We operate in three reportable segments consisting of aviation, land, and marine, where we offer fuel and related products and services to customers in these transportation industries.

Profit from our segments is generally determined by the volume and the unit margin achieved on fuel resales. Profitability in our segments also depends on our operating expenses, which may be materially affected to the extent that we are required to provide for potential credit losses. Corporate expenses are allocated to each segment based on usage, where possible, or other factors according to the nature of the activity. We evaluate and manage our business segments using the performance measure of income from operations.

Financial information with respect to our business segments, the geographic areas of our business and our customers is provided below and within Note 14. Business Segments, Geographic Information, and Major Customers.

Aviation Segment

We provide global aviation fuel supply and comprehensive service solutions to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low-cost carriers, airports, fixed-based operators, corporate fleets, charter and fractional operators, and private aircraft. Our aviation-related service offerings include fuel management, price risk management, ground handling, 24/7 global dispatch services, and trip planning services, including flight planning and scheduling, weather reports and overflight permits. We also supply fuel and provide services to U.S. and foreign government and military customers. In addition, we offer payment and processing services, as well as operate a web-based marketplace platform that facilitates aircraft charter arrangements.

Given that fuel is a major component of an aircraft's operating costs, our customers require cost-effective and professional fuel services. We have developed an extensive network of on-airport fueling operations and third-party suppliers and service providers that enable us to provide aviation fuel and related services throughout the world. We believe the breadth of our service offerings combined with our global supplier network is a strategic differentiator that allows customers to secure fuel and high-quality services in locations worldwide.

We purchase our aviation fuel from suppliers worldwide. Fuel may be delivered into our customers' aircraft or to a designated storage facility located at one of our locations or our suppliers' locations pursuant to arrangements with them. Inventory is purchased at airport locations or shipped, typically via pipelines or trucks, and held at multiple locations in order to meet the needs of our customers. We engage in contract sales, which are sales made pursuant to fuel purchase contracts with customers who commit to purchasing fuel from us over the contract term. We also conduct spot sales, which are sales that do not involve continuing contractual obligations by our customers to purchase fuel from us. Our cost of fuel is generally tied to market-based formulas or government-controlled prices. Additionally, we have been taking actions designed to increase the availability of renewable and lower-carbon fuels such as sustainable aviation fuel ("SAF") and are working to expand and develop our supply chain to meet customer demand.

Land Segment

In our land segment, we primarily offer fuel, lubricants, heating oil, and related products and services to commercial, industrial, residential and government customers, as well as retail petroleum operators. We provide energy advisory services, sustainability solutions, as well as supply fulfillment for natural gas and power. We primarily conduct these activities throughout most of the U.S. as well as parts of the United Kingdom ("U.K.") and Brazil. We continue to focus on supporting the energy transition through various initiatives and expanding our sustainability offerings, including renewable fuel products, and carbon management and renewable energy solutions, such as renewable diesel (also known as hydrotreated vegetable oil or "HVO"), biodiesel, and renewable natural gas (biogas). We are continuing to invest in talent in this area, which we believe will help accelerate growth in these activities. We believe our land segment is well-positioned to continue growing market share, both organically and through leveraging the capabilities of our acquisitions, including Flyers Energy Group, LLC ("Flyers"), which we acquired in January 2022, serving to further enhance our business to deliver value-added solutions to our land fuel customers.

In connection with our fuel marketing activities, we distribute fuel under long-term contracts to branded and unbranded distributors, convenience stores and retail fuel outlets operated by third parties. We also distribute heating oil to residential customers and unbranded fuel to numerous other customers, including commercial and industrial customers, such as manufacturing, mining, agriculture, construction, and oil and gas exploration companies. These transactions may be pursuant to fuel purchase contracts or through spot sales. In certain instances, we serve as a reseller, where we purchase fuel from a supplier and contemporaneously resell it to our customers through spot and contract sales. We also maintain inventory in certain strategic locations, the cost of which is generally tied to market-based formulas.

Finally, we also provide transportation logistics for our product deliveries, including arranging for fuel products to be delivered from storage terminals to the appropriate sites through our own fleet of trucks as well as third-party transportation providers. The fuel is generally delivered to our customers directly or to a designated tanker truck loading terminal commonly referred to as "racks," which are owned and operated by our suppliers or other third-parties.

Marine Segment

Through our extensive network, we market fuel, lubricants, and related products and services to a broad base of marine customers, including international container, dry bulk and tanker fleets, commercial cruise lines, yachts and time-charter operators, U.S. and foreign governments, as well as other fuel suppliers. We provide our customers with real-time global market intelligence and rapid access to quality and competitively priced marine fuel 24 hours a day, every day of the year. Our marine fuel-related services include management services for the procurement of fuel, cost control through the use of price risk management offerings, quality control and claims management. We have also sought to take a leading role in developing a sustainable marine fuel supply chain. Through collaboration with suppliers, customers and other industry participants, we are actively working to create near-term solutions and identify lower carbon alternatives that will enable the acceleration of the energy transition in the maritime industry.

We serve primarily as a reseller, where we take delivery for fuel purchased from our supplier at the same place and time as the fuel is sold to our customer. We also sell fuel from our inventory, which we maintain in storage facilities that we own or lease. In certain cases, we serve as a broker and are paid a commission for negotiating the fuel purchase transaction between the supplier and the end-user, as well as for expediting delivery of the fuel.

The majority of our marine segment activity consists of spot sales. Our cost of fuel is generally tied to spot pricing, market-based formulas, or government-controlled prices. We also contract with third parties to provide various services for our customers, including fueling of vessels in ports and at sea and transportation and delivery of fuel and fuel-related products.

Competitors
We operate globally across industries that are highly fragmented with numerous competitors. Our competitors range from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms that compete with us in a particular line of business. In our fuel distribution activities, we compete with major oil companies that market fuel and other energy products directly to large commercial airlines, shipping companies, petroleum distributors operating in the land transportation market, fuel resellers and other commercial and industrial customers. We compete, among other things, on the basis of service, convenience, reliability, availability of trade credit and price. We believe that our extensive market knowledge, worldwide footprint, logistics expertise and support, the use of price risk management offerings, and value-added benefits, including single-supplier convenience, fuel quality control and fuel procurement outsourcing, give us the ability to compete within those markets.

Seasonality
Our operating results can be subject to seasonal variability. Our seasonality may result from numerous factors, including demand changes related to seasonal travel and weather patterns. Our results for the second and third quarters of the year have historically been stronger for our aviation segment and our results for the fourth and first quarters of the year have historically been stronger for our land segment.

Governmental Regulation

Environment
Supplying fuel safely and securely is a top priority. We monitor and manage our operations through processes and procedures designed to avoid and minimize our effects and impacts on the environment. Our business activities are subject to numerous federal, state, local and international laws, regulations and administrative requirements, including those relating to the sale, blending, storage, transportation, delivery and disposal of fuel and the collection, transportation, processing, storage, use and disposal of hazardous substances and wastes. For example, U.S. federal and state environmental laws applicable to us include statutes that: (i) allocate the cost of remedying contamination among specifically identified parties; (ii) impose national ambient standards and, in some cases, emission standards, for air pollutants that present a risk to public health or welfare; (iii) govern the management, treatment, storage and disposal of hazardous wastes; and (iv) regulate the discharge of pollutants into waterways. International treaties also prohibit the discharge of petroleum products at sea.

Compliance with existing and future laws that regulate the delivery of fuel by barge, truck, vessel, pipeline or other means; fuel storage terminals or underground storage tanks that we own, lease or operate; or the quality of product under our control may require capital expenditures and increased operating and maintenance costs, particularly as we continue to expand our physical operations. In addition, continuing changes in environmental laws and regulations may also require capital expenditures by our customers or otherwise increase our customers' operating costs, which could in turn, reduce the demand for our products and services or impact the pricing or availability of the products we sell. Environmental laws and regulations have historically been subject to frequent change and have tended to become more stringent and costly over time.

We could be subject to joint and several as well as strict liability for environmental contamination or violations of environmental regulations. Some of our current and former properties have been operated by third parties whose handling and management of hazardous materials were not under our control. Pursuant to certain environmental laws, we could be responsible for investigating and remediating contamination, including impacts attributable to prior site occupants or other third parties, and for implementing remedial measures to mitigate the risk of future contamination. In some cases, we may be eligible to receive money from state underground storage tank trust funds to help fund remediation. However, receipt of such payments is subject to stringent eligibility requirements and other limitations that can significantly reduce the availability of such trust fund payments and may delay or increase the duration of associated cleanups. Any such contamination, leaks from storage tanks or other releases of regulated materials could result in claims against us by governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

From time to time, we are subject to legal and administrative actions governing the investigation and remediation of contamination or spills from current and past operations. The penalties for violations of environmental laws can include injunctive relief; administrative, civil or criminal penalties; recovery of damages for injury to air, water or property; and third-party damages. Some environmental laws may also impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. See Item 1A. – Risk Factors.

<u>Climate Change and Sustainability</u>
Climate change continues to be an area of focus at the local, national and international levels. As a result, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas ("GHG") emissions. In the U.S., the U.S. Environmental Protection Agency ("EPA") has adopted rules requiring the reporting of GHG emissions by petroleum product suppliers and facilities meeting certain annual emissions thresholds and regulating emissions from major sources of GHGs under the Clean Air Act. In addition, several states and geographic regions in the U.S. have also adopted legislation and regulations to reduce emissions of GHGs, such as such as California, Oregon and Washington, which have formally enacted cap-and-trade programs and low carbon fuel standard obligations.

Shortly after taking office in January 2021, President Biden issued a series of executive orders designed to address climate change, including rejoining the Paris Agreement after the U.S. had withdrawn from the international accord in 2020. Additionally, in August 2022 the Inflation Reduction Act of 2022 was signed into law, which appropriates significant federal funding for renewable energy initiatives and imposes a fee on GHG emissions from certain facilities in the oil and natural gas sector. Various provisions of the law are designed to accelerate the transition away from fossil fuels or otherwise could adversely impact the use of petroleum-based fuels. In January 2023, the Biden Administration and various federal agencies, including the EPA and Departments of Energy and Transportation, announced a "blueprint" for decarbonizing the transportation sector in the U.S. to meet the goal of net-zero GHG emissions economy-wide by 2050. The strategy includes promoting wider adoption of electric vehicles and greater use of sustainable fuels to decarbonize forms of transportation that require more energy-dense fuels, such as air transportation and long-haul shipping. At an international level, the European Union ("E.U.") has committed to reducing net GHG emissions by at least 55% by 2030. E.U. member states have implemented a range of subsidies and incentives to achieve the EU's climate change goals, including through the European Union Emissions Trading System ("EU ETS") for industrial emissions. The EU ETS is expected to become progressively more stringent over time, such as by including by reducing the number of allowances to emit GHGs as well as broadening the industries subject to the restrictions. In other non-E.U. countries, regulations include the adoption of cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy.

Regulatory requirements related to ESG or sustainability reporting have been adopted and may continue to be introduced in various jurisdictions. For example, the EU Corporate Sustainability Reporting Directive became effective in 2023 and applies to both EU and certain non-EU entities. In October 2023, California enacted the Climate Corporate Data Accountability Act and the Climate Related Financial Risk Act that will require large public and private companies that do business within the state to disclose their Scopes 1, 2 and 3 greenhouse gas ("GHG") emissions, with third party assurance of GHG emissions information for certain entities, and issue public reports on their climate-related financial risk and related mitigation measures. In 2023, California also enacted the Voluntary Carbon Market Disclosures Act, which requires companies that operate within the state and make certain climate-related claims to provide enhanced disclosure around the achievement of such claims. We expect regulatory disclosure requirements related to ESG matters to continue to expand globally.

Although the ultimate impact of these or other future measures is difficult to accurately predict, additional legislation or regulations could impose significant additional costs on us, our suppliers, vendors and customers, or could adversely affect demand for our energy products. The potential increase in our operating costs could include additional costs to operate and maintain our facilities, such as installing new infrastructure or technology to respond to new mandates, or paying taxes related to our GHG emissions, among others. Furthermore, changes in regulatory policies or increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could result in a reduction in the demand for hydrocarbon products that are deemed to contribute to GHGs, harm our reputation and adversely impact our sales of fuel products. See Item 1A. – Risk Factors.

<u>Other Regulations</u>

As a global organization with customers and operations around the world, we are subject to an often complicated, multi-jurisdictional matrix of laws and regulations that govern international trade, including laws relating to anti-corruption, anti-money-laundering, export controls, economic sanctions, anti-boycott rules, currency exchange controls and transfer pricing rules. These laws and regulations are administered by, among others, the U.S. Department of Justice, Department of State, SEC, Internal Revenue Service, U.S Department of Commerce and U.S. Department of the Treasury, as well as the counterparts of these agencies in foreign countries. As a result of the military conflict in Eastern Europe, countries in which we operate have imposed sanctions on Russia and other individuals and entities with connections to the Russian state. These sanctions continue to evolve and have become significantly more stringent over time. Violations of these sanctions can result in significant penalties and civil and criminal liabilities.

We are also subject to a variety of other U.S. and foreign laws and regulations, relating to:

- labor and employment;

- workplace and driver safety;

- consumer protection;

- data privacy and protection;

- cybersecurity;

- commodities trading, brokerage, derivatives and advisory services;

- credit and payment card processing and payment services;

- petroleum marketing;

- human rights and modern slavery;

- antitrust and competition; and

- other regulatory reporting and licensing requirements.

Due to the complex and technical nature of many of these laws and regulations, inadvertent violations may occur. If we fail to comply with these laws or regulations for any reason, we would be required to correct or implement measures to prevent a recurrence of any violations, which could increase our operating costs. See Item 1A. – Risk Factors for additional information regarding the impacts of government regulation on our business.

Human Capital Resources

At World Kinect, we believe that our people's passion and expertise are what differentiates us and investing in our people is a top priority. Our comprehensive approach to serving our workforce includes our commitment to promoting a diverse and inclusive environment, as well as focusing on our employees' growth and development, health and safety, and overall well-being. The following charts provide information about our global workforce as of December 31, 2023:





Health and Safety

As a global energy management company, we are committed to doing the right thing in all that we do. We continually seek to minimize the impact of our operations and ensure the health and safety of our employees, contractors, customers, suppliers and the communities in which we operate. We are committed to playing a leading role in promoting best practices within the transportation industry and are closely involved in developing, setting, and maintaining health, safety and environment ("HSE") industry standards. We have established a set of "Rules to Live By" to help strengthen our existing Integrated Management System and drive appropriate safety behaviors and practices that we believe are vital to preventing workplace incidents. These rules are designed to ensure we execute our operations safely and securely for all our stakeholders.

We have developed what we believe to be a comprehensive process designed to identify, assess and manage HSE risks in our operations. We set targets for performance improvements, regularly measure, audit and report on our performance, and investigate near misses and incidents to determine root causes to prevent similar incidents from occurring in the future. We also expect our contractors to manage HSE matters in line with our policies and strive to maintain an open dialogue with our stakeholders and within the communities where we operate.

Diversity, Equity and Inclusion

We place a high degree of focus on growth in position and career enhancement paths for our employees by providing professional development opportunities and cultivating a diverse talent pool. In this regard, we are working on increasing transparency across our company, particularly around our talent recruitment, development and retention efforts, as well as our diversity, equity and inclusion initiatives. These initiatives include providing unconscious bias training to our managers, promoting diverse interview panels in our recruiting process and actively participating in veteran programs that provide employment opportunities and educational support to military veterans and their families.

Employee Development and Well-Being

Investing in our employees is a top priority and we continually strive to provide an environment that promotes learning, growth and development to maximize our people's potential. We are committed to creating a learning culture that builds skills needed for the future and develops great leaders. We provide a variety of resources to further our employees' development, including online resources as well as in-person and virtual training programs to develop skills and gain knowledge that advances employees' careers.

We are also committed to supporting the health and well-being of our employees and their families, as we believe that the key to successful business operations is a healthy and competent workforce. We have identified a strong connection between employee well-being and the safety of business operations. Accordingly, we are devoted to supporting employee well-being in all dimensions, which goes beyond their physical well-being and includes support for emotional, financial and social well-being. It is a holistic approach intended to provide support and resources that empower our employees and their families to embrace a healthy lifestyle. We have launched various programs designed to build a global culture that promotes and celebrates employee health and well-being in our locations around the world. The goal of these programs is to integrate employee health and well-being into the World Kinect culture through fun and educational events, webinars, activities and fitness challenges.

Community Engagement

As a global company, we are focused on creating a positive impact, encouraging our employees to support the communities in which they live, and engaging with and supporting charities in all aspects of society. We believe that fostering sustainable growth is about conducting our business in a manner that promotes a healthy environment and strengthens the local communities where we operate.

Forward-Looking Statements

This 2023 10-K Report and the information incorporated by reference in it, or made by us in other reports, filings with the SEC, press releases, teleconferences, industry conferences or otherwise, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "could," "would," "will," "will be," "will continue," "plan," or words or phrases of similar meaning. Specifically, this 2023 10-K Report includes forward-looking statements regarding (i) expectations regarding inflation and its impact on us, (ii) the conditions in the aviation, land, and marine markets and their impact on our business, (iii) our growth strategies, including the position of our land segment to gain market share, (iv) the impact of fuel prices and our working capital, liquidity, and capital expenditure requirements, (v) our expectations and estimates regarding tax, legal and accounting matters, including the impact on our financial statements, (vi) our hedging strategy, (vii) estimates regarding the financial impact of our derivative and other trading contracts and (viii) estimated savings arising out of various cost reduction efforts. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosures contained in our SEC filings.

These forward-looking statements are estimates and projections reflecting our best judgment and involve risks, uncertainties or other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Our actual results may differ materially from the future results, performance or achievements expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

- customer and counterparty creditworthiness and our ability to collect accounts receivable and settle derivative contracts;

- changes in the market prices of energy or commodities or extremely high or low fuel prices that continue for an extended period of time;

- adverse conditions in the industries in which our customers operate;

- our inability to effectively mitigate certain financial risks and other risks associated with derivatives and our physical fuel products;

- our ability to achieve the expected level of benefit from our restructuring activities and cost reduction initiatives;

- relationships with our employees and potential labor disputes associated with employees covered by collective bargaining agreements;

- our failure to comply with restrictions and covenants governing our outstanding indebtedness;

- the impact of cyber and other information security related incidents;

- changes in the political, economic or regulatory environment generally and in the markets in which we operate, such as the current conflicts in Eastern Europe and the Middle East;

- greenhouse gas reduction programs and other environmental and climate change legislation adopted by governments around the world, including cap and trade regimes, carbon taxes, increased efficiency standards and mandates for renewable energy, each of which could increase our operating and compliance costs as well as adversely impact our sales of fuel products;

- changes in credit terms extended to us from our suppliers;

- non-performance of suppliers on their sale commitments and customers on their purchase commitments;

- non-performance of third-party service providers;

- our ability to effectively integrate and derive benefits from acquired businesses;

- our ability to meet financial forecasts associated with our operating plan;

- lower than expected cash flows and revenues, which could impair our ability to realize the value of recorded intangible assets and goodwill;

- the availability of cash and sufficient liquidity to fund our working capital and strategic investment needs;

- currency exchange fluctuations;

- inflationary pressures and their impact on our customers or the global economy, including sudden or significant increases in interest rates or a global recession;

- our ability to effectively leverage technology and operating systems and realize the anticipated benefits;

- failure to meet fuel and other product specifications agreed with our customers;

- environmental and other risks associated with the storage, transportation and delivery of petroleum products;

- reputational harm from adverse publicity arising out of spills, environmental contamination or public perception about the impacts on climate change by us or other companies in our industry;

- risks associated with operating in high-risk locations, including supply disruptions, border closures and other logistical difficulties that arise when working in these areas;

- uninsured or underinsured losses;

- seasonal variability that adversely affects our revenues and operating results, as well as the impact of natural disasters, such as earthquakes, hurricanes and wildfires;

- declines in the value and liquidity of cash equivalents and investments;

- our ability to retain and attract senior management and other key employees;

- changes in U.S. or foreign tax laws, interpretations of such laws, changes in the mix of taxable income among different tax jurisdictions, or adverse results of tax audits, assessments, or disputes;

- our failure to generate sufficient future taxable income in jurisdictions with material deferred tax assets and net operating loss carryforwards;

- changes in multilateral conventions, treaties, tariffs or other arrangements between or among sovereign nations, including the U.K.'s exit from the E.U.;

- our ability to comply with U.S. and international laws and regulations, including those related to anti-corruption, economic sanction programs and environmental matters;

- the outcome of litigation, regulatory investigations and other legal matters, including the associated legal and other costs; and

- other risks, including those described in Item 1A. – Risk Factors in this 2023 10-K Report and those described from time to time in our other filings with the SEC.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events, or otherwise. Any public statements or disclosures by us following this report that modify or impact any of the forward-looking statements contained in or accompanying this 2023 10-K Report will be deemed to modify or supersede such forward-looking statements.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, as amended.

Item 1A. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2023 10-K Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Strategic & Operational Risks

We extend credit to many of our customers in connection with their purchase of fuel and services from us, and our business, financial condition, results of operations and cash flows will be adversely affected if we are unable to collect accounts receivable.
Our success in attracting customers has been partly due to our willingness to extend credit on an unsecured basis to customers instead of requiring prepayment, letters of credit or other forms of credit support. Even in cases where we do obtain credit enhancements, such as guarantees, offset rights, collateral or other forms of security, such rights may not be sufficient to ensure amounts owed to us are fully collectible. Furthermore, our credit risk is concentrated in the aviation, land and marine transportation industries, which exposes us to greater risk when there are global impacts to these industries.

Our exposure to credit losses depends primarily on the financial condition of our customers and other factors beyond our control. Such factors include decreased demand for travel and other transportation services, weakness in the world economy or in the industries we serve, significant changes in oil prices and political instability, among others. Sudden and unexpected negative changes in the financial condition of our customers, including insolvency or bankruptcy, could have a negative impact on our sales, make it more difficult to collect on receivables, and may cause us to incur bad debt expense at levels higher than we have historically experienced.

Our efforts to manage our credit exposure and respond to changes in our customers' financial condition and other macroeconomic events may not be sufficient to mitigate these risks. Substantial credit losses could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Changes in the market prices of energy and commodities may have a material adverse effect on our business.

Energy and commodity prices are volatile and can be impacted by many factors beyond our control, including: expectations about future supply and demand for petroleum products; oil and gas production levels set and maintained by the Organization of Petroleum Exporting Countries ("OPEC") as well as non-OPEC countries; global economic and political conditions that impact or create uncertainty in the global energy markets, such as the ongoing military conflicts in Eastern Europe and the Middle East, threatened or actual acts of terrorism, war or civil unrest; laws, regulations or taxes related to environmental matters, including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change; energy conservation efforts and technological advances affecting energy consumption or supply; regulatory changes in commodities markets; and extreme weather and other natural disasters.

As described above, we extend credit to many of our customers in connection with their purchase of fuel and services from us. During periods of high fuel prices, our customers may not be able to purchase the same volumes of fuel from us because of their financial credit limits with us. An inability to purchase fuel from us or other suppliers can have an adverse impact on their business, causing them to be unable to make payments owed to us for fuel they previously purchased on credit. In addition, high fuel prices can impact our own credit limits with our suppliers, preventing us from purchasing enough fuel to meet customer demand unless we provide additional credit support for fuel purchases, such as letters of credit, bank guarantees or prepayments, any of which could adversely impact our liquidity and increase our working capital costs.

Conversely, extended periods of low fuel prices, particularly when coupled with low price volatility, can also have an adverse effect on our results of operations and overall profitability. This can occur due to many factors, such as reduced demand for our price risk management products and decreased sales to our customers involved in the oil exploration sector. Low fuel prices also facilitate increased competition by reducing financial barriers to entry and enabling existing, lower-capitalized competitors to conduct more business because of the lower working capital requirements.

We may also experience negative results in volatile market pricing environments experiencing severe disruption. For example, in the first six months of 2022, our aviation segment was significantly and adversely affected by severe backwardation, a market condition in which oil futures forward prices trade at lower levels than the current market price. Our efforts to limit our exposure to this type of market risk may not be fully effective in the future.

Finally, we maintain fuel inventories for competitive and logistical reasons. Significant variations in the market prices of products held in our inventories may require us to record inventory valuation charges. Our inventory is principally valued using the weighted average cost methodology and is stated at the lower of average cost or net realizable value. The hedging transactions we undertake to limit the financial effects of commodity price fluctuations may not be fully effective. Accordingly, if the market value of our inventory is less than our average cost and to the extent our hedges are not effective at mitigating fluctuations in prices, we may be required to record a write-down of inventory on hand and incur a non-cash charge or suffer losses as fuel is sold, which could adversely impact our earnings.

Conditions and events affecting the aviation, marine and land transportation industries can affect our business.

Our business is focused on the marketing of energy and other related products and services primarily to the aviation, land and marine transportation industries, which are generally affected by economic cycles and other global events. Weak economic conditions that have a negative impact on our customers' business may, in turn, have an adverse effect on our business. Additionally, our business and that of our customers can be adversely impacted by political instability, terrorist activities, piracy, military action, transportation, terminal or pipeline capacity constraints, natural disasters and other weather-related events that disrupt shipping, flight operations, land transportation or the availability of fuel, which may negatively impact sales of our products and services. Certain of our customers are affected by variations in demand for business and leisure travel. Business travel can be impacted by increased use of conferencing and collaboration technology, increased remote work and cost-driven business travel limitations, while leisure travel demand can be impacted by reductions in consumer discretionary income and other economic factors. Our customers may also choose to reduce the amount of fuel they consume in their operations. For example, our customers in the shipping industry may elect to sail their vessels at reduced speeds, known as "slow steaming," to conserve fuel and reduce emissions. Additionally, political or governmental developments or other global health concerns or crises in the countries in which we or our customers operate, could also result in further social, economic or labor instability. Further, personnel or other shortages can impact our customers' ability to meet demand, which may in turn adversely affect their demand for our fuel products. Accordingly, the effects of any of the foregoing risks and uncertainties on us or our customers could have a material adverse effect on our business, results of operations and financial condition.

Our business may also be adversely affected by consolidation in the aviation, land or marine transportation industries, which may reduce the number of customers that purchase our products and services. Larger shipping companies and airlines often have greater leverage and have a greater ability to buy directly from major oil companies and suppliers. Accordingly, this can negatively impact our value proposition to these types of customers and increases the risk of disintermediation.

Our operations are subject to business interruptions and casualty losses.
Our operations are subject to business interruptions and casualty losses, such as fires, floods and other catastrophic incidents or events; vehicle collisions, injuries and loss of life; spills, discharges, contaminations and other releases; severe damage and destruction of property and equipment; and loss of product and business interruption.

Any of the foregoing can result in distribution difficulties and disruptions, environmental pollution, government-imposed fines or clean-up obligations, personal injury or wrongful death claims, or damage to our properties or the properties of others. The occurrence of any of these events could also damage our reputation, which could adversely affect our business, whether or not we are ultimately held financially liable for such event. While we keep business continuity plans to address these types of contingencies, our failure to timely or properly implement these plans could exacerbate the impact on the business. Certain losses may exceed our insurance coverage limits or be outside the scope of our coverage. If we are held liable for any material damages, and the liability is not adequately covered by insurance, our financial position and results of operations would likely be adversely affected.

In addition, as we invest more heavily in physical assets in certain locations, our ability to quickly reposition our business in the event of a downturn in the economy of a particular geographic area becomes increasingly difficult. Accordingly, we may be forced to incur significant costs in maintaining or even exiting a physical location, which would have an adverse effect on our results of operations.

Information technology failures and data security breaches, including as a result of cybersecurity attacks, could negatively impact our results of operations and financial condition, subject us to increased operating costs, and expose us to litigation.
We rely heavily on the proper functioning and availability of both internal and third-party information technology systems, including network infrastructure and cloud applications and services, to support a variety of business processes and activities across our global operations. All information technology systems are subject to disruptions, outages, failures, and security breaches or incidents. Cybersecurity incidents may arise from employee or contractor error or misuse or unauthorized use of information technology systems or confidential information, to individual attempts to gain unauthorized access to these information systems, to sophisticated cybersecurity attacks, known as advanced persistent threats, any of which may target us directly or indirectly through our customers, suppliers or third-party service providers.

Cybersecurity attacks are increasing in number, attackers are increasingly organized and well-financed, and at times supported by state-sponsored actors, and attacks often target critical infrastructure. Cybersecurity incidents can remain undetected for a period of time despite efforts to detect and respond to them in a timely manner. Cybersecurity incidents can also affect third-party networks outside of our control that are required to operate trading platforms, pipelines, and other infrastructure we rely on to conduct our business. For example, in 2021, Colonial Pipeline Company temporarily shut down its pipeline system following a ransomware attack on its systems. While this shutdown did not have a material adverse impact on us or our operations, future cyberattacks affecting pipelines or other critical fuel delivery infrastructure could significantly impact our ability to procure supply or deliver our fuel products to customers.

Our reliance on email transmissions over public networks also exposes us to risks associated with the failure of our employees, customers, business partners and other third parties to use appropriate controls to protect sensitive information, due to risks associated with social engineering (e.g., phishing and impersonation), fraud and email scams. External parties may attempt to fraudulently induce employees, customers, suppliers or other users of our systems to disclose sensitive information to gain access to our data or use electronic means to induce us to enter into fraudulent transactions. We may also face increased cybersecurity risk for a period of time after acquisitions as we transition the acquired entity's historical systems and networks to our standards.

In addition, due to the large number of transactions that run through our systems each day, significant system downtime or disruption could have a material impact on our, and in the case of our technology offerings, our customers', ability to conduct business, process and record transactions, make operational and financial decisions or damage our reputation with customers or suppliers, particularly in the event of billing errors or payment delays. Similarly, if ours or any of our cloud service providers' access to cloud-based platforms and services is disrupted for any reason and leads to disruptions in our critical systems, our operations and ability to manage our business could be adversely impacted. While we seek to obtain contractual protections in our agreements with these providers, we may not have sufficient recourse against these parties in the event they experience a significant cybersecurity attack or other security breach affecting our or our customers' data.

Our cybersecurity and infrastructure protection technologies, disaster recovery plans and systems, employee training and vendor risk management that we use to mitigate cybersecurity threats may not be sufficient to defend us against all unauthorized attempts to access our information or impact our systems. As cybersecurity threats continue to evolve, we may be required to dedicate significant additional resources and incur substantial costs to modify or enhance our security measures or to investigate and remediate any vulnerabilities. Despite these efforts, we may be unable to fully anticipate or implement adequate preventive measures or mitigate potential harm. We and our third party providers have experienced, and expect to continue to experience, cybersecurity incidents. To our knowledge, we have not experienced any material losses relating to cybersecurity attacks. However, there can be no assurance that we will not suffer material losses in the future. We currently maintain insurance to protect us from certain losses arising as a result of cybersecurity incidents, but this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from such incidents. Any of the adverse effects described above could damage our brand, competitiveness and ability to conduct our business, impact our credit and risk exposure decisions, cause us to lose customers or revenues, subject us to significant remediation costs, litigation or regulatory actions, fines and penalties, or otherwise have a material adverse effect on our cash flows, financial condition or results of operations.

Our derivative transactions with customers, suppliers, merchants and financial institutions expose us to price and credit risks, which could have a material adverse effect on our business.
As part of our price risk management services, we offer customers various pricing structures for the purchase of energy products, including derivatives products designed to hedge exposure to fluctuations in energy prices. In the ordinary course of business, we enter into fixed forward contracts with some of our counterparties under which we agree to sell or purchase certain volumes of energy products at fixed prices. In addition, we may act as a counterparty in over-the-counter swap transactions with some of our customers where the customer may be required to pay us in connection with changes in the price of the underlying energy product. Further, we may use derivatives to hedge price risks associated with our fuel inventories and purchase and sale commitments. We typically hedge our price risk in any of the foregoing types of transactions by entering into derivative instruments with large energy companies, trading houses and financial institutions.

If we have not required a customer to post collateral in connection with a fixed forward contract or swap transaction and there is an outstanding mark-to-market liability owing, we will have effectively extended unsecured credit to that customer and such amounts could be substantial. Based on the volatility of energy prices, our counterparties may not be willing or able to fulfill their obligations to us under their fixed forward contracts or swap transactions. In such cases, we would be exposed to potential losses or costs associated with any resulting default. For example, in the event the spot market price of fuel at the time of delivery is substantially less than the fixed price of the contract with the customer, a customer could default on its purchase obligation to us and purchase the fuel at a lower "spot" market price from another supplier. Meanwhile, we may have entered into a corresponding commitment with a supplier to offer our customer specified fixed pricing or terms and would be obligated to perform our fixed price purchase obligations to such supplier. Similarly, the counterparties with whom we may hedge our price risk exposure may not be willing or able to fulfill their obligations to us under their swap transactions.

If we are unable to recover losses from a defaulting counterparty, we could sustain substantial losses that would likely have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, our hedging activities also result in additional costs and can require cash deposits for margin calls. If there is a sudden a significant change in fuel prices, the amount of cash necessary to cover margin calls can be material and impact our liquidity.

We are exposed to various risks in connection with trading activities and our use of derivatives, which could have a material adverse effect on our results of operations.

We enter into financial derivative contracts to mitigate the risk of market price fluctuations in energy products, to offer our customers energy pricing alternatives to meet their needs, to manage price exposures associated with our inventories, and to mitigate the risk of fluctuations in foreign currency exchange rates. Despite our efforts to mitigate risks associated with these transactions, we remain subject to substantial energy price and exchange rate risks.

Our efforts to hedge our exposure to fluctuations in energy prices and exchange rates may also be ineffective when the prices of historically correlated commodities diverge from their historical correlations. For example, we hedge jet fuel prices with derivatives tied to other petroleum products that have historically been correlated to aviation jet fuel (e.g., heating oil in the U.S. or gasoil in Europe or Asia). If the price of aviation jet fuel at a specific location diverges from historical correlations, our attempts to mitigate price risk associated with our aviation business may not be effective. Moreover, there may be times where the change in the price of jet fuel at a specific location is disrupted (e.g., hurricanes) and is not correlated to the underlying hedges when compared to historical prices. We may, as a component of our overall business strategy, increase or decrease from time to time our use of such derivative financial instruments in the future.

We may also enter into proprietary derivative transactions that are not intended to hedge our own risk but are instead intended to make a profit by capitalizing on arbitrage opportunities associated with basis, time, quality or geographic spreads related to the energy products we sell. Proprietary derivative transactions, by their nature, expose us to changes in the underlying commodity prices of the proprietary positions taken. Although we have established limits on such exposure, any adverse changes could result in losses which can be further exacerbated by volatility in the financial and other markets.

In addition, derivative and other trading transactions, including our energy trading transactions, are subject to employee and system risks. For example, our employees may fail to comply with our policies and procedures, may engage in unauthorized trading activity, may fail to comply with our internal limits on exposure or any applicable statutory or regulatory requirements, or may otherwise make errors in connection with the trading process. These and other risks may result in substantial losses. For example, as previously disclosed in a Form 8-K filed with the SEC on November 27, 2023, in November 2023, one of our subsidiaries submitted an erroneous bid in the Finnish power market. During the fourth quarter of 2023, the Company recognized related extraordinary losses totaling $48.8 million. See Note 11. Commitments and Contingencies for additional information.

Furthermore, the enforceability of our transactions may depend on our compliance with applicable statutory, commodity and other regulatory requirements, which if violated could lead to our derivative transaction being voided, as well as penalties and fines. The impact of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Finally, many of our derivative transactions are not designated as hedges for accounting purposes. Therefore, changes in the fair market value of these derivatives are reflected as a component of revenue or cost of revenue (based on the underlying transaction type) in our Consolidated Statements of Income and Comprehensive Income. Since the fair market value of these derivatives is marked to market at the end of each quarter, changes in the value of our derivative instruments because of gains or losses may cause our earnings to fluctuate from period to period.

If we fail to provide products or services to our customers as agreed, it could adversely affect our business.
Our business depends on the availability and supply of fuel and fuel-related products, as well as the satisfactory performance of services by us or third parties on our behalf. If the fuel and other products we sell or the services we provide, whether directly or through a third party, fail to meet the requirements we have agreed to with customers or those mandated by law or regulation, whether due to contamination, arising in connection with our advisory services or otherwise, our relationship with our customers can be adversely affected and we may be subject to material claims and liabilities. Changes in product quality specifications or blending requirements could reduce demand, impact our throughput volume, require us to incur additional costs or require capital expenditures. We may also incur material liabilities if our products cause physical damage to a vessel or aircraft, bodily injury or result in the assertion of substantial claims of civil liability against us. In addition, adverse publicity about any allegations of contaminated products may negatively impact our business, regardless of whether such allegations are true.

Although most of our agreements with suppliers provide that we have recourse against them for products that fail to meet contractual specifications, such recourse may be time-barred or otherwise insufficient to adequately cover the liability we may incur and our ability to enforce such recourse may be limited or costly. For example, several of our supply agreements are with foreign entities, including foreign governments, and are governed by the laws of foreign jurisdictions. We may incur substantial costs in seeking to enforce our rights against a local supplier in a foreign jurisdiction and the ultimate outcome can be unpredictable. In certain markets, we also rely on a single or limited number of suppliers to sell us fuel or provide services on our behalf. We may have limited alternatives if such supplier fails to meet applicable standards or requirements. Any of the foregoing can result in material liabilities that may exceed any applicable insurance coverage or other form of recourse and ultimately, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to successfully integrate our acquisitions or fully realize the anticipated benefits of our acquisitions and other strategic transactions.

As part of our business strategy, we may pursue acquisition and other strategic transactions. The integration of acquired businesses with our existing business can be complex, costly and time-consuming. We have incurred, and expect to continue incurring, expenses related to the integration of businesses we acquire. The success of our acquisitions depends on our ability to successfully combine our existing business with acquired businesses and realize the anticipated benefits from such acquisitions, including synergies, cost savings, earnings growth, and operational efficiencies.

Acquiring and integrating businesses may place a strain on our management, operational and financial resources, and expose us to additional risks and unexpected expenses, some of which we have experienced in the past and which we may experience in the future, including:

- increased operating costs and difficulties in efficiently integrating the operations, financial reporting, IT systems, technology, and personnel of acquired businesses or of new business operations;

- challenges managing acquired businesses while maintaining uniform standards, controls and risk management processes appropriate for a public company;

- using estimates and judgments when evaluating the various risks and opportunities of the acquired business that may ultimately prove to be incorrect;

- diversion of management's time and attention from other business concerns;

- negative impacts of changes in management on existing business relationships and other disruptions of the acquired business;

- entry into markets in which we may have no or limited direct prior experience;

- challenges in retaining key employees, customers or suppliers of the acquired businesses;

- reduced liquidity or increased indebtedness if we use a material portion of our available cash or borrowing capacity to fund acquisitions;

- assumption of material liabilities, exposure to litigation, regulatory noncompliance or unknown liabilities associated with the acquired businesses; and

- limited indemnities, or security supporting such indemnities, from sellers in an acquisition or ongoing indemnity obligations to purchasers in a divestiture.

These risks may result in an adverse effect on our results of operations or financial condition or result in costs that outweigh the financial benefit of such opportunities. We may also undertake dilutive issuances of equity securities to fund the purchase or ongoing operations of the acquired business. This could adversely affect the market price of our common stock, inhibit our ability to pay dividends or otherwise restrict our operations.

Our sales to government customers subject us to additional risks.

We supply fuel and provide equipment and services to U.S. and foreign government and military customers. Government sales can be materially impacted by factors such as administration policy changes, supply disruptions, inventory shortages and other logistical difficulties that can arise when conducting business in areas with active military conflicts, natural disasters or other severe circumstances. Moreover, there can be a risk of serious injury or loss of life for our employees or subcontractors when operating in high-risk locations. We may therefore incur substantial operating costs as a result of, among other things, hostility-related product losses, utilizing alternate supply routes or increased security requirements, particularly where our facilities are likely to be subject to terrorist activity or extreme weather-related impacts.

In addition, complying with government contracting rules and regulations is complex and government customers routinely audit contractors to review performance, cost structure and compliance with applicable laws, regulations, and standards, as well as the adequacy of and compliance with internal control systems and policies. Any inadequacies in our systems and policies could result in payments being withheld, penalties and reduced future business. Improper or illegal activities, including those caused by our subcontractors, could also subject us to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment and suspension or debarment from doing business with government agencies, any of which could materially adversely affect our reputation, business, financial condition or results of operations. See Part I. Item 1. – Business of this 2023 10-K Report for additional details regarding applicable laws and regulations.

Some of our workforce is unionized, and we may face labor disruptions and cost increases that adversely affect our business.

Some of our employees, including many of our drivers that transport fuel products, are represented by labor unions under collective bargaining agreements. Additional unionization of our workforce, wage negotiations with unions or renegotiation of collective bargaining agreements may result in increased labor costs or other terms that are less favorable to us, or a strike or work stoppage. Any strike, work stoppage or other dispute with unions representing our employees (or representing employees of third parties who provide us services or operate assets or upon which we otherwise rely to distribute products or deliver services) could have a material adverse effect on our results of operations and cash flows. Our customers may also experience strikes or other labor disputes that could reduce their demand for our products and services or their ability to pay for products and services already provided.

Financial, Economic & Market Risks

Economic, political and other risks associated with international sales and operations could adversely affect our business and future operating results.

Because we offer fuel products and services on a worldwide basis, our business is subject to risks associated with doing business internationally, such as:

- trade protection measures and import, export and other licensing requirements, which could increase our costs or prevent us from doing certain business internationally;

- higher costs associated with hiring and retaining senior management for overseas operations;

- difficulty in staffing and managing widespread operations, which could reduce our productivity;

- changes in regulatory requirements, which may be costly and require significant time to implement;

- laws that restrict us from repatriating profits earned from our activities within certain foreign countries;

- fluctuations in foreign currency exchange rates and severe currency devaluations;

- governmental actions that may result in expropriation, the deprivation of our contractual rights or the inability to obtain or retain authorizations required to conduct our business;

- political risks, including changes in governments, corruption and uncertain regulatory environments;

- changes in multilateral conventions, treaties, tariffs or other arrangements between or among sovereign nations, including, for example, the U.K.'s exit from the E.U., which can increase costs and lead to legal uncertainties and potentially divergent national laws and regulations with regard to tax, licensing and other regulatory rights and obligations; and

- terrorism, war, civil unrest, natural disasters and other severe weather-related events.

There can be no assurance that any or all of these events will not have a material adverse effect on our business operations, results of operations and financial condition.

Our business depends on our ability to adequately finance our capital requirements and fund our investments, which, if not available to us, would impact our ability to conduct our operations.

We rely on credit arrangements with banks, suppliers and other parties as an important source of liquidity for capital requirements that are not satisfied by our operating cash flow. Future market volatility, inflation, and persistent weakness in global energy markets may adversely affect our ability to access capital and credit markets or to obtain funds at low interest rates or on other advantageous terms. If we are unable to obtain credit on acceptable terms or at all, perhaps due to a substantial tightening of the global credit markets, our liquidity, business, financial condition, and cash flows, as well as our future development and growth could be negatively impacted. In addition, if we are unable to obtain debt or other forms of financing and resort to raising capital through equity issuances, our existing shareholders would be diluted.

Our business is also impacted by the availability of trade credit to fund our fuel purchases from suppliers. An actual or perceived decline in our liquidity or business could cause our suppliers to reduce our credit lines, seek credit support in the form of additional collateral, or otherwise materially modify their payment terms. Adverse changes in our payment terms from principal suppliers, including shortened payment cycles or requiring prepayment, could impact our liquidity, business, results of operations and cash flows.

Certain of the agreements governing our credit arrangements impose certain operating and/or financial covenants on us, which, among other things, restrict our ability to pay dividends or make certain other restricted payments, incur additional debt, create liens and sell a material amount of assets. Our failure or inability to comply with these requirements, including financial ratios or other covenants, could limit the availability under our Credit Facility or result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under these facilities, could trigger cross-defaults under other agreements to which we are a party (such as certain derivative contracts), and would impair our ability to obtain working capital advances and letters of credit, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to seasonal variability, which can cause our financial results to fluctuate and can adversely affect the market price of our shares.

Our operating results can be subject to seasonal variability. Seasonality results from numerous factors, including demand changes related to seasonal travel and weather patterns. As such, our results for the second and third quarters of the year have historically been stronger for our aviation segment and our results for the fourth and first quarters of the year have historically been stronger for our land segment. However, extreme or unseasonable weather conditions can affect seasonal demand patterns and the prices of the products we sell, which can in turn adversely impact our results of operations.

Furthermore, we cannot provide any assurances that the seasonal variability will continue in future periods. Accordingly, results for any one quarter may not necessarily be indicative of the results that may be achieved for such quarter the following year or for the full fiscal year. These seasonal fluctuations in our quarterly operating results can therefore adversely affect the market price of our shares.

A material impairment of our goodwill or intangible assets could reduce our earnings or adversely impact our results of operations.

When we acquire a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. Factors that could affect whether goodwill or intangible assets may be impaired include a decline in our stock price or market capitalization, changes in our marketing or branding strategy, reduced estimates of future cash flows in our annual operating plan and slower growth rates in our industry. Our valuation methodology for assessing impairment requires us to make judgments and assumptions based on several factors including industry experience, the economic environment, and our projections of future operating performance. If our estimates and assumptions prove to be incorrect, we may be required to impair some or all of the carrying amount of goodwill and intangible assets within one or more of our reporting units.

In the past, we have recorded impairment charges in connection with actions such as exiting certain markets or lines of business. Due to continual changes in market and general business conditions, we cannot predict whether, and to what extent, our goodwill and long-lived intangible assets may be impaired in future periods. Our operating results may be negatively affected by both the impairment and the underlying business trends that triggered the impairment. See Note 6. Goodwill and Identifiable Intangible Assets.

Significant inflation and higher interest rates may adversely affect our business and financial condition.

Inflation in the United States and other jurisdictions in which we do business increased significantly in late 2021 into 2022, driven in part by supply chain disruptions, labor shortages and increased commodity prices, which has generally resulted in higher costs in 2022 and 2023. A significant or prolonged period of high inflation, particularly when combined with rising interest rates due to actions taken by governments to attempt to control inflation, could adversely impact our results if costs, including employee compensation driven by competitive job market conditions, were to increase at a rate greater than the increase in the revenues we generate. Higher interest rates also typically increase the interest expense associated with our credit arrangements with banks and other parties that serve as important sources of liquidity for us, which can therefore negatively impact our results of operations for a particular period. For additional information on the effects of inflation on our business, see Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations.

We face intense competition and, if we are not able to effectively compete in our markets, our revenues and profits may decrease.

Competitive pressures in our markets could adversely affect our competitive position, leading to a possible loss of market share or a reduction in prices, either of which can result in lower revenues and profits. We have numerous competitors, ranging from large multinational corporations, which have significantly greater capital resources than we do, to relatively small and specialized firms that compete with us in a particular line of business. Industry developments, such as fuel price transparency, procurement technology tools, increased regulation and increasing customer sophistication may, over time, reduce demand for our services and thereby exacerbate the risks associated with competition. In addition, we rely on a single or limited number of suppliers for the provision of fuel and related products and services in certain markets. These parties may have significant negotiating leverage over us, and if they are unable or unwilling to supply us on commercially reasonable terms, our business would be adversely affected.

In addition to competing with resellers, we also compete with the major oil producers that market fuel and other energy products directly to large commercial airlines, shipping companies, petroleum distributors operating in the land transportation market, fuel resellers, and other commercial and industrial customers. In recent years, a lower fuel price environment caused many major oil companies to remain in or re-enter the downstream markets. Our business could be adversely affected and subject to the risk of disintermediation if our suppliers choose to increase their direct marketing to our customers to compete with us or provide less advantageous price and credit terms to us than to our other competitors.

We are subject to counterparty risk with respect to the bond hedge transactions which serve to mitigate the dilutive impact of our Convertible Notes.
In connection with our offering of Convertible Notes in June 2023, we entered into bond hedge transactions with multiple financial institutions, which increased the effective conversion price of the Convertible Notes to approximately $40.14 (from the nominal conversion price of $28.43). Consequently, the bond hedge transaction is expected to reduce the potential dilution upon conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of the Convertible Notes upon their conversion. We also entered into warrant transactions with the bond hedge counterparties, which could have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants.

Our exposure to the credit risk of the bond hedge counterparties is not secured by any collateral. Global economic conditions have, from time-to-time, resulted in the actual or perceived failure or financial difficulties of several financial institutions. If any bond hedge counterparty becomes subject to insolvency proceedings, we would become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the bond hedge transaction. If any of these counterparties were to fail to comply with their contractual obligations under bond hedge transactions, we would (i) be exposed to greater dilution with respect to their respective portion of the hedge, to the extent that our stock price exceeded the nominal conversion price upon conversion, (ii) may suffer adverse tax consequences, or (iii) incur additional costs associated with entering into a replacement bond hedge transaction with a different bond hedge counterparty.

Legal & Regulatory Risks

Climate change and the market and regulatory responses relating to GHG emissions could have a significant impact on our business operations and financial results.
Climate change continues to attract considerable public and scientific attention in the U.S. and in foreign countries. As a result, numerous proposals have been adopted and will likely continue to be made at various levels of governments globally to monitor and limit GHG emissions, reduce the use of hydrocarbon-based fuels or require substantial additional and costly disclosure relating to emissions. These include the adoption of cap-and-trade regimes, carbon taxes, trade tariffs, minimum renewable usage requirements, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy.

In the U.S., various federal, state and local laws and regulations have been enacted relating to GHG emissions. However, the direction of future U.S. climate change regulations is difficult to predict given the potential for policy changes under different Presidential administrations and Congressional leadership. President Biden has signed executive orders recommitting the U.S. to the Paris Agreement and calling for the federal government to begin formulating emissions reduction goals and increasing the emphasis on climate-related risk across governmental agencies and economic sectors.

Additionally, in August 2022 the Inflation Reduction Act of 2022 was signed into law, which appropriates significant federal funding for renewable energy initiatives and, for the first time, imposes a fee on GHG emissions from certain facilities in the oil and natural gas sector. The emissions fee and renewable and low carbon energy funding provisions of the law could accelerate the transition away from fossil fuels or otherwise adversely impact the use of petroleum-based motor fuels, which could in turn have an indirect adverse effect on our business and results of operations. Under the Biden Administration, it is anticipated that efforts by the EPA or other federal agencies to restrict GHG emissions will continue. It is unclear the extent to which any new environmental laws or regulations, or any repeal of existing environmental laws or regulations, will impact our business or that of our customers.

There have also been significant governmental incentives and consumer pressures to increase the use of alternative fuels in the U.S. and throughout the world. Automotive, industrial and power generation manufacturers are developing more fuel-efficient engines, hybrid engines and alternative clean power systems. Several automobile manufacturers have announced goals to substantially increase the proportion of their new vehicle sales from battery electric, fuel cell and plug-in hybrid vehicles. Further, in August 2022, the California Air Resources Board finalized its Advanced Clean Cars II (ACC II) program, including requiring an increasing percentage of new passenger vehicles sold in the state to be zero emission vehicles for the 2026-2035 model years, ending with a 100% sales target in the 2035 model year. Additional U.S. jurisdictions could adopt similar requirements. The more prevalent these vehicles become as a result of governmental incentives or regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the potential negative impact on pricing and demand for our fuel products and accordingly, our profitability.

Additional changes in regulatory policies or any adverse publicity in the global marketplace about our potential impact on climate change or the impact of other companies in our industry could also lead to a reduction in the demand for products that are deemed to contribute to GHGs, harm our reputation and adversely impact our sales of fuel products. Finally, the potential physical impacts of climate change on our operations are highly uncertain and vary amongst the geographic areas in which we operate. These may include changes in rainfall and storm patterns and intensities, hurricanes, changing sea levels, and changing temperatures that may impact the seasonality of our business, such as our heating oil business in the U.K. The occurrence of any of the foregoing factors could increase our costs and the prices we charge our customers, reduce the demand for our products, and therefore adversely affect our business, financial condition, results of operations and cash flows.

Changes in U.S. or foreign tax laws or adverse outcomes from governmental challenges to our tax position could adversely affect our business and future operating results.
As a global company, we are subject to various U.S. and foreign taxes, including income taxes and taxes imposed on the purchase and sale of aviation, marine and land fuel products, such as sales, excise, value-added tax ("VAT"), mineral oil, energy, environmental and other taxes. We are also subject to a variety of tax collection obligations including obligations to withhold or collect these types of taxes or other taxes or other requirements that may result in liability for third party obligations. We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, and interpretations related to tax. Our results of operations and cash flows could be adversely affected by additional carbon or other taxes imposed on us prospectively or retroactively or additional taxes and penalties resulting from the failure to comply with any collection obligations or failure to provide information about our customers, suppliers, and other third parties for tax reporting purposes to various government agencies. In some cases, we also may not have sufficient notice to enable us to timely build systems and adopt sufficient processes to timely comply with new reporting or collection obligations.

We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, and interpretations related to tax. Our results of operations and cash flows could be adversely affected by additional carbon or other taxes imposed on us prospectively or retroactively or additional taxes and penalties resulting from the failure to comply with any collection obligations or failure to provide information about our customers, suppliers, and other third parties for tax reporting purposes to various government agencies. In some cases, we also may not have sufficient notice to enable us to timely build systems and adopt sufficient processes to timely comply with new reporting or collection obligations.

Our effective tax rate is subject to significant variation due to numerous factors, including variability in our pre-tax and taxable income and loss, changes to our corporate structure, changes in the mix of earnings in countries with differing statutory tax rates, foreign currency fluctuations, intercompany transactions, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or in their interpretation or enforcement, and the applicability of tax concessions. For example, we have benefited from an income tax concession in Singapore since 2008, which reduces the income tax rate on qualified sales and derivative gains and losses. We renewed the concession for an additional five-year period beginning January 1, 2023. The concession remains conditioned upon our meeting certain employment and investment thresholds which, if not met, may eliminate the benefit beginning with the first year in which the conditions are not satisfied. Our effective tax rate can be volatile based on the amount of pre-tax income or loss. For example, the impact of discrete items and non-deductible expenses on our effective tax rate is greater when our pre-tax income is lower.

Tax rates in the various jurisdictions in which we and our subsidiaries are organized and conduct operations may also change significantly because of political or economic factors beyond our control. Ongoing developments regarding the projects by the Organisation for Economic Co-operation and Development ("OECD") including global minimum tax and other initiatives, could adversely affect our worldwide effective tax rate. Countries have begun the process to introduce the OECD model rules on a global minimum tax and other OECD initiatives into their tax regimes. The extent to which countries in which we operate adopt and implement these rules and actions could have a material adverse impact on our income tax expense, effective tax rate, financial condition, and results of operations and cash flows. We are continuing to review and evaluate the potential impact of these rules as additional guidance and clarification becomes available.

Furthermore, significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Our tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings that could affect the realizability of our net deferred tax assets.

We are regularly audited by various domestic and foreign tax authorities and are involved in various inquiries, audits, challenges and litigation in a number of countries, including Brazil, Denmark, South Korea and the U.S., where the amounts under controversy may be material. In some jurisdictions, these challenges require the posting of collateral or payment of the contested amount, which may affect our flexibility in operating our business or our liquidity.

Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than what is reflected in our income tax provisions and accruals. If these challenges are ultimately determined unfavorably to us, these proceedings may have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, any failure to comply with applicable laws and regulations or appropriately resolve these challenges could subject us to administrative, civil or criminal penalties, including fines, penalties, disgorgement, injunctions and damage to our reputation. See Notes 10. Income Taxes and 11. Commitments and Contingencies for additional details regarding certain tax matters.

Increasing attention to environmental, social and governance issues, including those related to climate change and sustainability, may increase our costs and impose difficult and expensive compliance requirements.
Customers, consumers, investors, and other stakeholders are increasingly focusing on environmental, social and governance ("ESG") matters, including climate, water use and other sustainability concerns. Furthermore, numerous institutional investors and financial institutions have indicated a focus on matters affecting the environment, which may result in reduced investments in, or financing available to, industries that emit GHG emissions. Many of these groups believe that climate change will significantly influence companies' long-term prospects and have developed ESG standards and guidelines to measure companies' performance.

We, along with many of our customers and suppliers, are seeking to reduce carbon emissions throughout our supply chains. The achievement of initiatives we may undertake relating to the reduction of GHG emissions or other ESG matters, however, may increase our costs, particularly if they require significant changes to our operations, infrastructure or businesses. If our ESG initiatives fail to satisfy our investors, customers, suppliers, or other stakeholders, our reputation, ability to sell products and services to customers, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively impacted.

In addition, various governmental authorities, as well as voluntary sustainability initiatives and organizations, have promulgated different environmental and social responsibility laws, regulations, policies, and initiatives, which are under active development, can be unpredictable and conflicting, and may change rapidly in future periods. For example, the EU Corporate Sustainability Reporting Directive became effective in 2023 and applies to both EU and certain non-EU entities. In October 2023, California enacted the Climate Corporate Data Accountability Act and the Climate Related Financial Risk Act that will require large public and private companies that do business within the state to disclose their Scopes 1, 2 and 3 greenhouse gas ("GHG") emissions, with third party assurance of GHG emissions information for certain entities, and issue public reports on their climate-related financial risk and related mitigation measures. In 2023, California also enacted the Voluntary Carbon Market Disclosures Act, which requires companies that operate within the state and make certain climate-related claims to provide enhanced disclosures around the achievement of such claims. Unfavorable ratings under or non-compliance with these evolving laws, standards and benchmarks could adversely impact our reputation, business, stock price or access to capital. Non-compliance with any applicable laws, regulations or standards may also result in potential cost increases, litigation, fines, penalties, sales restrictions or loss of customers.

Our business is subject to extensive laws and regulations, including environmental protection, health and safety, that can result in material costs and liabilities.
We are required to comply with extensive and complex laws and other regulations at the international, federal, state/provincial and local government levels in the countries in which we operate. See Part I. Item 1. – Business for additional information about laws and regulations applicable to our business. Laws and regulations relating to environmental protection and occupational safety and health can be particularly complex and can impose strict

liability on us for remediation of spills and releases of oil and hazardous substances without regard to whether we were negligent or at fault. Violations of these laws and regulations, or any future environmental law or regulation, could result in significant liability, including administrative, civil or criminal penalties, fines, injunctions, or the suspension or termination of our operations at an affected area. We may also be held responsible for remediation costs for natural resource damages as well as third-party damages. In our marine segment, we utilize fuel delivery barges and store refined products adjacent to water, thereby potentially subjecting us to strict, joint, and potentially unlimited liability for removal costs and other consequences of where a spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. Any of these occurrences and any resulting negative media coverage could have a material adverse effect on our stock price and on our business, financial condition, results of operations and cash flows.

In addition, increasingly stringent U.S. and foreign environmental laws and regulations have resulted and will likely continue to increase our operating costs. For example, compliance with existing and future laws that regulate the delivery of fuel by barge, truck, vessel, pipeline or railcar; or fuel storage terminals or underground storage tanks that we own, lease or operate may require significant capital expenditures and increased operating and maintenance costs, particularly as we acquire businesses with more physical assets. In addition, continuing changes in environmental laws and regulations may also require capital expenditures by our customers or otherwise increase our customers' operating costs, which could in turn, reduce the demand for our products and services or impact the pricing or availability of the products we sell. Although the ultimate impact of any regulations is difficult to predict accurately, the occurrence of any of the foregoing could have an adverse effect on our business or on the businesses of our customers.

The data that we collect may be vulnerable to breach, loss or misuse, and our handling of such data may be impacted by changes in data privacy and protection laws and regulations, which could increase operational costs or result in regulatory penalties or litigation.
We have access to sensitive, confidential or personal data from our employees, customers (both corporate and individual consumers), suppliers and other third parties, some of which is subject to privacy, security or residency laws, regulations and customer-imposed controls. In the ordinary course of business, we collect, retain, process, and transmit such data across national boundaries. Despite our efforts to properly handle and protect this information in compliance with such requirements, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, and programming, procedural or human errors that may lead to such information being compromised or handled improperly.

There has been increased public attention regarding the use of personal data and security of data transfers, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer and personal privacy. The evolving nature of privacy laws in the U.S., the European Union ("E.U."), Australia, Brazil and other countries where we have operations and customers, could impact our processing of this data, including requiring us to make costly changes to our IT systems to properly handle such data. For example, the E.U.'s General Data Protection Regulation imposes strict rules on handling personal data related to the E.U. and imposes significant sanctions for violations. We have substantial operations in the E.U. and are therefore subject to these heightened standards. Similarly, the California Consumer Privacy Act grants certain rights to California residents with respect to their personal data and requires that companies take or refrain from taking certain actions. Several other U.S. states have enacted similar data privacy legislation that has gone into effect in 2023, and additional states have passed or are considering additional privacy laws that are expected to take effect in the near future.

Our failure to adequately comply with these requirements could lead to substantial fines, penalties, third-party liability, remediation costs, potential cancellation of existing contracts and the inability to compete for future business. Any significant breach of data privacy-related regulations or related customer requirements could have a material adverse effect on our business and reputation, as well as our financial condition, results of operations and cash flows.

Our international operations subject us to international trade control, anti-money laundering and anti-corruption laws that can impose substantial compliance costs and expose us to civil and/or criminal penalties.
Our global operations are subject to applicable anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, anti-money laundering laws, international trade controls, and competition laws. Anti-corruption laws generally prohibit us from providing anything of value to foreign officials for the purposes of improperly influencing official decisions or improperly obtaining or retaining business and may also apply to commercial bribery.

As part of our business, we operate in countries with a high degree of corruption and frequently interact with state-owned enterprises and government officials. This may increase the risk of improper payments being demanded of, offered by, or made by one of our employees or a party acting on our behalf. The risk of enforcement has also grown in recent years as more of the countries in which we operate have passed anti-corruption laws and prioritized enforcement of those laws which can result in significant fines and penalties.

International trade controls, including economic sanctions such as those administered by the U.S. Treasury's Office of Foreign Assets Control ("OFAC") or the U.K.'s HM Treasury, export controls and anti-boycott regulations, restrict our business dealings with certain countries and individuals, are complex, may conflict with each other, are continually changing and may be adopted quickly. For example, as a result of the military conflict in Eastern Europe, the U.S., the E.U., the U.K. and other countries in which we operate have imposed sanctions on Russia and certain other individuals and entities with connections to the Russian state.

Additional restrictions may be enacted, amended, enforced or interpreted in a manner that materially impacts our operations. From time to time, certain of our subsidiaries have limited business dealings in countries subject to comprehensive OFAC administered sanctions. While such activities currently represent an immaterial amount of our consolidated revenue and income and are undertaken pursuant to general and/or specific licenses issued by OFAC or as otherwise permitted by applicable sanctions regulations, these activities, as well as rapidly changing sanctions regimes across the globe, may expose us to a heightened risk of violating trade control regulations.

We have established policies and procedures designed to assist with our compliance with these laws and regulations. Such policies and procedures may not always prevent us, our employees or parties acting on our behalf from violating these laws and regulations. Violations may expose us to criminal or civil penalties, or other adverse consequences including the denial of export privileges, injunctions, asset seizures, debarment from government contracts, and/or revocations or restrictions of licenses. In addition, the costs associated with responding to a government investigation and remediating any violations can be substantial. Furthermore, violations could trigger an event of default under our Credit Agreement, which if not waived, could result in the acceleration of any outstanding indebtedness, cause cross-defaults under other agreements to which we are a party, and impair our ability to obtain working capital advances or letters of credit. Accordingly, violations could adversely affect, among other things, our reputation, business, financial condition, results of operations and cash flows.

General Risks

We face various risks related to pandemics, epidemics and other outbreaks of infectious disease, which may adversely affect our business, results of operations and financial condition.
We face a wide variety of risks related to pandemics, epidemics and other outbreaks of infectious diseases, which have in the past contributed to business slowdowns or shutdowns, labor shortages, supply chain challenges, changes in government spending and requirements, regulatory challenges, inflationary pressures and market volatility. Public health crises, such as the COVID-19 pandemic, have impacted our operations directly and may in the future impact us directly, or may disrupt the operations of our business partners, suppliers and customers in ways that could have an adverse effect on our business, results of operations and financial condition.

To the extent that a pandemic, epidemic or other outbreak of infectious disease adversely affects our business, results of operations and financial condition, it may also have the effect of exacerbating many of the other risks discussed in this 2023 10-K Report or any of our other periodic reports, which could have a material adverse effect on us and our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity and Data Privacy
Our commitment to cybersecurity risk management and sound governance of cybersecurity and other information security-related risks is reflected at the highest levels of our company. This commitment begins with our Board of Directors, which plays a key role in providing oversight of our business practices and related risks, while remaining informed as we evolve and new risks emerge over time.

<u>Governance – Roles of our Board of Directors and Management</u>
Our Board has delegated both the Audit Committee and Technology & Operations Committee with responsibility for monitoring and oversight of the information technology and cybersecurity components of our risk assessment and risk management programs. The independent directors comprising our Audit Committee and our Technology & Operations Committee:

- regularly review our cybersecurity and related information technology risks, controls and procedures, including data protection and privacy and our plans to mitigate cybersecurity risks and to respond to data breaches;

- provide expertise and insight regarding technology and operations systems and processes that relate to or affect our internal control systems, information security, data protection and privacy, fraud and cybersecurity risks; and

- assist management in developing our risk management methodologies and the steps taken to identify, monitor and control such exposures.

Our Chief Information Officer ("CIO") and our Chief Information Security Officer ("CISO") are responsible for our company's overall information security activities and cyber risk programs. Our CISO reports to the CIO and leads our cyber and data-related incident response activities. Our current CIO and CISO each have more than 25 years of experience in the digital and information technology field.

We have a cross-functional approach to addressing cybersecurity risk, with our information technology, legal, and internal audit functions regularly presenting to the Audit Committee and Technology & Operations Committee on key cybersecurity topics. Our CISO, together with our CIO and other members of the senior leadership in our information technology organization, also provide the Audit Committee and Technology & Operations Committee with regular updates on at least a quarterly basis, and more often as needed. These reports include topics such as analyses of recent cybersecurity threats and incidents across the industry, as well as a review of our own security controls, assessments and program maturity, and risk mitigation status.

<u>Cybersecurity Risk Management & Strategy</u>
We define a cybersecurity event as any anomalous activity on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity or availability of our information systems or any information residing therein. We have strategically integrated cybersecurity risk management into our broader enterprise risk management program to ensure cybersecurity risks are identified, evaluated and addressed alongside our operational objectives. Overall, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of our data and information by identifying, preventing and mitigating cybersecurity threats and being prepared to effectively respond to cybersecurity incidents when they occur.

Our cybersecurity policies, standards, processes, and practices are robust and comprehensive, aligning with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. We have achieved ISO 27001 certification, demonstrating our commitment to security. Our cybersecurity program also includes a detailed control catalog that maps to several other frameworks, providing a broad and thorough approach to managing cyber risks.

We proactively conduct internal vulnerability scans, penetration tests, and breach simulation exercises, reinforcing our controls and our readiness to respond to potential threats. Recognizing the complexity and evolving nature of cybersecurity threats, we regularly engage with a range of external experts, including cybersecurity consultants, auditors and advisers, in evaluating and testing our risk management systems. Our collaboration with these third parties includes cybersecurity audits and testing, threat assessments and tabletop exercises, along with regular consultation on security enhancements.

We have implemented processes designed to mitigate risks related to data breaches or other security incidents originating from third parties. With our vendors, we conduct thorough security assessments of key third-party providers before engagement and maintain ongoing monitoring to ensure their compliance with our cybersecurity standards.

Through our cybersecurity training program, employees and contractors are provided with cybersecurity training upon hire and thereafter on an annual basis. In addition, training and awareness campaigns continue throughout the year, where we employ various methods such as conducting mock phishing tests, live training sessions and informational articles.

<u>Data Privacy</u>

As a global company, we are also committed to respecting individual privacy and complying with applicable data privacy laws throughout the world, such as the European Union's General Data Protection Regulation ("GDPR"), UK Data Protection Act and the California Consumer Privacy Act ("CCPA"). To that end, to protect our data, including personal data, we maintain comprehensive information security and data privacy programs, with a balanced portfolio of defenses designed to prevent, detect and respond to cybersecurity threats.

Notwithstanding our cybersecurity efforts, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. – Risk Factors for a discussion of cybersecurity risks.

Item 2. Properties

Our principal properties consist primarily of administrative offices and inventory storage facilities, none of which are individually material. We lease our corporate headquarters in Miami, Florida as well as administrative office space in London, Singapore and other strategic locations throughout the world.

As of February 16, 2024, the majority of our principal properties are leased on commercially reasonable terms and we do not anticipate that we will experience difficulty in renewing or replacing any leases upon expiration in any material respect. Our properties are often utilized by one or more of our business segments and we consider all of our properties and facilities to be suitable and adequate for our current needs.

Item 3. Legal Proceedings

From time to time, we are under review by the IRS and various other domestic and foreign tax authorities with regards to income tax and indirect tax matters and are involved in various inquiries, audits, challenges and litigation in a number of countries, and the amounts under controversy may be material. See Notes 10. Income Taxes and 11. Commitments and Contingencies for additional details regarding certain tax matters.

We are also a party to various claims, complaints and proceedings arising in the ordinary course of our business including, but not limited to, environmental claims, commercial and governmental contract claims, such as property damage, demurrage, personal injury, billing and fuel quality claims, as well as bankruptcy preference claims and administrative claims.

In addition, Item 103 of Regulation S-K promulgated by the SEC requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions, unless we reasonably believe that the matter will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, of less than a specified threshold. We have elected to use a threshold of $1 million for purposes of determining whether the disclosure of any such environmental proceeding is required.

We are not currently a party to any claim, complaint or proceeding that we expect to have a material adverse effect on our business or financial condition. However, any adverse resolution of one or more such claims, complaints or proceedings during a particular reporting period could have a material adverse effect on our Consolidated Financial Statements or disclosures for that period. See Note 11. Commitments and Contingencies for additional information.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol WKC. As of December 29, 2023, the closing price of our stock on the NYSE was $22.78.

As of February 16, 2024, there were 72 shareholders of record of our common stock.

Stock Performance

This graph compares the total shareholder return on our common stock with the total return on the Russell 2000 Index and the S&P 500 Energy Index for the five-year period from December 31, 2018 through December 31, 2023. The cumulative return includes reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among World Kinect Corp., the Russell 2000 Index
and the S&P 500 Energy Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Issuer Purchases of Equity Securities

The following table presents information with respect to repurchases of common stock made by us during the periods presented (in thousands, except average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
10/1/2023 - 10/31/2023	—	$ —	—	$ 147,053
11/1/2023 - 11/30/2023	511	19.65	511	$ 137,002
12/1/2023 - 12/31/2023	1	20.00	1	$ 136,986
Total	512	$ 19.65	512	$ 136,986

[1] In March 2020, the Board approved a stock repurchase program authorizing $200.0 million in common stock repurchases (the "2020 Repurchase Program"). Our repurchase program does not require a minimum number of shares of common stock to be purchased, has no expiration date, and may be suspended or discontinued at any time. As of December 31, 2023, approximately $137.0 million remains available for purchase under the 2020 Repurchase Program. The timing and amount of shares of common stock to be repurchased under the 2020 Repurchase Program will depend on market conditions, share price, securities law and other legal requirements and factors.

For information on repurchases of common stock for the first three quarters of 2023, see the corresponding Quarterly Reports on Form 10-Q.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto appearing within Part IV. Item 15. – Notes to the Consolidated Financial Statements in this 2023 10-K Report. The following discussion may contain forward-looking statements, and our actual results may differ materially from the results suggested by these forward-looking statements. Some factors that may cause our results to differ materially from the results and events anticipated or implied by such forward-looking statements are described in Item 1A. – Risk Factors and in Item 1. – Business under the section titled "Forward-Looking Statements."

We have elected to omit discussion on the earliest of the three years covered by the Consolidated Financial Statements presented in this 2023 10-K Report. Refer to Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations located in our Form 10-K for the fiscal year ended December 31, 2022 (herein incorporated by reference), filed with the SEC on February 24, 2023 ("2022 10-K Report"), for management's discussion of the fiscal year ended December 31, 2021.

Business Overview
We are principally engaged in the distribution of fuel and related products and services in the aviation, land, and marine transportation industries. For additional discussion on our businesses, climate change and the associated risks, see Part I, Item 1. – Business and Item 1A. – Risk Factors within this 2023 10-K Report.

2023 Restructuring Plan
In November 2023, we approved and began implementing a restructuring plan to realign our operational focus with the purpose of simplifying our business, enabling us to focus more clearly on growing our core businesses and our new sustainability-related activities, and improving our cost structure. As part of this plan, we identified open positions that were eliminated and other positions that were closed to better align the workforce necessary to execute the revised strategy. During the year ended December 31, 2023, we recognized restructuring charges of $7.2 million, composed of severance and other compensation costs. We estimate that the plan could result in approximately $15.6 million in annualized savings related to compensation. We also decided to shift future investments away from underperforming businesses and to continue assessing our global office footprint, resulting in impairment charges of $11.2 million during the fourth quarter of 2023.

We expect to continue assessing potential initiatives during the first quarter of 2024, which could result in additional restructuring charges, with the intent of completing the restructuring activities during the second quarter of 2024. See Note 15. Restructuring for additional information.

Reportable Segments
We operate in three reportable segments consisting of aviation, land, and marine. See Part I. Item 1. – Business and Note 14. Business Segments, Geographic Information, and Major Customers for additional information about our business segments.

Aviation Segment
Our aviation segment has benefited from growth in our fuel and related service offerings, as well as our enhanced logistics capabilities and the geographic expansion of our aviation fueling operations into additional international airport locations. During 2023, we successfully achieved higher returns in a high interest rate environment, driven in part by targeted improvements in working capital management consistent with our strategy to rationalize lower-return business activity. As part of our business strategy, we hold inventory in order to meet the needs of our customers. While we generally enter into financial derivative contracts to mitigate price risk exposure associated with our inventory, market pricing dynamics may still negatively impact our results. In the first half of 2022, oil futures forward prices traded at significantly lower levels than then-current market prices, resulting in elevated price volatility and a severely backwardated market that negatively impacted our results. The oil futures forward pricing structure has since returned closer to historical trading and volatility levels.

Land Segment
We believe our land segment is well-positioned to continue growing market share organically, in part by improving asset utilization and leveraging the capabilities of our acquisitions, including Flyers, which we acquired in January 2022, serving to further enhance our capability to deliver value-added solutions to our customers through an increasingly streamlined operational platform as discussed under "2023 Restructuring Plan" above.

Although 2023 was adversely affected by extraordinary losses associated with an erroneous bid submitted in the Finnish power market, we achieved an increase in profitability from both our natural gas business and our sustainability-related service offerings, driven in part by strong growth in our renewable energy solutions business.

We continue to focus on supporting the energy transition by expanding our sustainability offerings, including renewable fuel products, as well as carbon management and renewable energy solutions. We are continuing to invest in talent in this area, which we believe will help accelerate growth in these activities.

Marine Segment
Due to the generally spot nature of sales in our marine business, we have traditionally benefited from elevated fuel prices and volatility, supply uncertainty, and a constrained credit environment. We have spent a considerable amount of time reorganizing our business to drive internal efficiencies so that we can generate relatively moderate levels of earnings in stable markets and yet remain poised to provide additional value in volatile and credit constrained markets. In 2022, our marine segment delivered exceptional results due to the market conditions arising from the dramatic increase in global oil prices and higher interest rates, as well as the disruption of traditional supply patterns and related price volatility. The lower global oil prices and reduced market volatility experienced in 2023 have impacted our marine segment's performance as expected for the full year 2023, which results are materially lower than the exceptional returns produced in 2022.

Macroeconomic Environment
Inflation in the United States and other jurisdictions in which we do business increased significantly beginning in late 2021 into 2022, driven in part by supply chain disruptions, labor shortages and increased commodity prices, which has generally resulted in higher costs in 2022 and 2023. Inflation, however, is decelerating and we expect will continue to do so gradually in 2024 without a major downturn in activity.

However, to the extent that a rising cost environment impacts our results, there are typically offsetting benefits either inherent in certain parts of our business or that may result from proactive measures we take to reduce the impact of inflation on our net operating results. These benefits can include higher commodity prices that typically result in a constrained credit environment, often creating favorable market conditions that increase demand for our services, as well as our ability to renegotiate prices due to many of our sales contracts being 12 months or less in duration. Additionally, we take measures to mitigate the impact of increases in fuel prices through comprehensive hedging programs and the use of financial derivative contracts.

For these reasons, the increased cost environment, caused in part by inflation, has not had a material impact on our historical results of operations for the periods presented in this report. However, a significant or prolonged period of high inflation, particularly when combined with rising interest rates due to actions taken by governments to attempt to control inflation, could adversely impact our results if costs, including employee compensation driven by competitive job market conditions, were to increase at a rate greater than the increase in the revenues we generate. Higher interest rates also typically increase the interest expense associated with our credit arrangements with banks and other parties that serve as important sources of liquidity for us, which can therefore negatively impact our results of operations for a particular period.

See "We extend credit to many of our customers in connection with their purchase of fuel and services from us, and our business, financial condition, results of operations and cash flows will be adversely affected if we are unable to collect accounts receivable," "Changes in the market prices of energy and commodities may have a material adverse effect on our business," "Our business depends on our ability to adequately finance our capital requirements and fund our investments, which, if not available to us, would impact our ability to conduct our operations," "Significant inflation and higher interest rates may adversely affect our business and financial condition," and "Our derivative transactions with customers, suppliers, merchants and financial institutions expose us to price and credit risks, which could have a material adverse effect on our business" in Item 1A. – Risk Factors within this 2023 10-K Report.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Consolidated Results of Operations
The following provides a summary of our consolidated results of operations for the periods indicated (in millions, except per share amounts):

	For the Year Ended December 31,	
	2023	**2022**
Revenue	$ 47,710.6	$ 59,043.1
Cost of revenue	46,652.4	57,954.1
Gross profit	1,058.2	1,089.1
Operating expenses:		
Compensation and employee benefits	512.3	507.4
General and administrative	308.0	308.7
Asset impairments	32.8	0.6
Restructuring charges	7.2	(0.8)
Total operating expenses	860.2	815.8
Income (loss) from operations	198.0	273.2
Non-operating income (expenses), net:		
Interest expense and other financing costs, net	(127.7)	(110.6)
Other income (expense), net	(3.6)	(17.5)
Total non-operating income (expense), net	(131.3)	(128.1)
Income (loss) before income taxes	66.7	145.1
Provision for income taxes	13.0	29.2
Net income (loss) including noncontrolling interest	53.7	115.9
Net income (loss) attributable to noncontrolling interest	0.8	1.7
Net income (loss) attributable to World Kinect	$ 52.9	$ 114.1
Basic earnings (loss) per common share	$ 0.86	$ 1.83
Diluted earnings (loss) per common share	$ 0.86	$ 1.82

Revenue. Our consolidated revenue for the year ended December 31, 2023 was $47.7 billion, a decrease of $11.3 billion, or 19%, compared to the year ended December 31, 2022, primarily driven by lower fuel prices across all segments as well as lower volumes in our marine segment, as discussed further below.

Gross profit. Our consolidated gross profit for the year ended December 31, 2023 was $1.1 billion, a decrease of $30.8 million, or 3%, compared to the year ended December 31, 2022, attributable to decreased gross profit of $83.4 million and $76.1 million in the marine and land segments, respectively, partially offset by increased gross profit of $128.6 million in our aviation segment, as discussed further below.

Operating Expenses. Consolidated total operating expenses for the year ended December 31, 2023 were $860.2 million, an increase of $44.4 million, or 5%, compared to the year ended December 31, 2022. The increase in operating expenses was primarily driven by asset impairment and restructuring charges of $32.8 million and $7.2 million during the year ended December 31, 2023, as well as higher compensation costs in 2023, as discussed further below. See Note 5. Fair Value Measurements and Note 15. Restructuring for additional information about the restructuring initiatives and related impairments.

Non-Operating Income (Expenses), net. For the year ended December 31, 2023, we had net non-operating expense of $131.3 million, compared to net non-operating expense of $128.1 million for the year ended December 31, 2022. The increase of $3.2 million was primarily attributable to an increase in interest expense driven by higher interest rates, which was partially offset by the impact of losses recognized during the year ended December 31, 2022 related to contingent consideration associated with the sale of our Multiservice payment solutions businesses and a non-operating legal settlement.

Income Taxes. For the year ended December 31, 2023, we recognized income tax expense of $13.0 million, compared to income tax expense of $29.2 million in 2022. The decrease of $16.3 million was primarily attributable to significantly lower foreign earnings and total pre-tax earnings, partially offset by lower net discrete tax items. See Note 10. Income Taxes for additional information.

Aviation Segment Results of Operations

The following provides a summary of the aviation segment results of operations for the periods indicated (in millions, except price per gallon):

	For the Year Ended December 31,				
	2023		**2022**		**Change**
Revenue	$	23,275.1	$	26,799.9	$ (3,524.8)
Gross profit	$	485.8	$	357.2	$ 128.6
Operating expenses		277.0		257.7	19.3
Income (loss) from operations	$	208.8	$	99.5	$ 109.3
Operational metrics:					
Aviation segment volumes (gallons)		7,328.0		7,127.6	200.4
Aviation segment average price per gallon	$	2.97	$	3.61	$ (0.64)

Revenues in our aviation segment were $23.3 billion for the year ended December 31, 2023, a decrease of $3.5 billion, or 13%, compared to the year ended December 31, 2022. The decrease in revenue was driven by lower average prices, partially offset by increased volumes. Average jet fuel price per gallon sold decreased by $0.64, or 18%, in the year ended December 31, 2023 compared to the year ended December 31, 2022. Total aviation volumes increased by 0.2 billion, or 3%, to 7.3 billion gallons, driven largely by growth in passenger airline demand offset by the rationalization of lower-return volume.

Our aviation segment gross profit for the year ended December 31, 2023 was $485.8 million, an increase of $128.6 million, or 36%, compared to the year ended December 31, 2022. The increase in gross profit was primarily attributable to the non-recurrence in 2023 of the significant inventory losses arising from the extreme backwardation and price volatility experienced in 2022, our focus on improving returns in an elevated interest rate environment, and growth at airport operated locations during the year ended December 31, 2023.

Our aviation segment income from operations for the year ended December 31, 2023 was $208.8 million, an increase of $109.3 million, or 110%, compared to the year ended December 31, 2022. The increase in gross profit discussed above was partially offset by a $19.3 million increase in operating expenses primarily driven by higher headcount-related compensation costs and general and administrative expenses to support the increased level of operating activity, as well as asset impairment and restructuring charges recognized during the year ended December 31, 2023.

Land Segment Results of Operations

The following provides a summary of the land segment results of operations for the periods indicated (in millions, except price per gallon):

| | For the Year Ended December 31, | | | | Change | |
	2023		2022			
Revenue	$	15,189.9	$	19,283.7	$	(4,093.8)
Gross profit		399.8		475.9		(76.1)
Operating expenses		359.7		350.3		9.4
Income from operations	$	40.1	$	125.6	$	(85.5)
Operational metrics:						
Land segment volumes (gallons) [1]		6,237.6		6,166.2		71.4
Land segment average price per gallon	$	2.44	$	3.13	$	(0.69)

[1] Includes gallons and gallon equivalents of British Thermal Units (BTU) for our natural gas sales and Kilowatt Hours (kWh) for our power business.

Revenues in our land segment were $15.2 billion for the year ended December 31, 2023, a decrease of $4.1 billion, or 21%, compared to the year ended December 31, 2022. The decrease in revenue was principally driven by lower average fuel prices, with average fuel prices decreasing by 22% in the year ended December 31, 2023 compared to 2022. In addition, total volumes increased by 0.1 billion, or 1%, to 6.2 billion gallon or gallon equivalents in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily attributable to our natural gas businesses offset by extreme weather conditions experienced in our core fuel business in North America in early 2023.

Our land segment gross profit for the year ended December 31, 2023 was $399.8 million, a decrease of $76.1 million, or 16%, compared to the year ended December 31, 2022. The decrease in gross profit was primarily attributable to extraordinary losses associated with an erroneous bid submitted in the Finnish power market as discussed in Note 11. Commitments and Contingencies, extreme weather conditions experienced in our core fuel business in North America in early 2023, and lower profitability from our U.K. business, which benefited from significant price volatility in the first half of 2022. These decreases were partially offset by improved performance in our sustainability-related offerings and natural gas business.

Our land segment income from operations for the year ended December 31, 2023 was $40.1 million, a decrease of $85.5 million, or 68%, compared to the year ended December 31, 2022. In addition to the decrease in gross profit discussed above, the decrease in operating income was driven by an increase in operating expenses principally related to asset impairment and restructuring charges, partially offset by lower general and administrative costs and incentive compensation.

Marine Segment Results of Operations

The following provides a summary of the marine segment results of operations for the periods indicated (in millions, except price per metric ton):

| | Year Ended December 31, | | | | Change | |
	2023		2022			
Revenue	$	9,245.6	$	12,959.6	$	(3,714.0)
Gross profit		172.6		256.0		(83.4)
Operating expenses		90.4		100.5		(10.2)
Income from operations	$	82.3	$	155.5	$	(73.2)
Operational metrics:						
Marine segment volumes (metric tons)		16.8		19.1		(2.3)
Marine segment average price per metric ton	$	549.64	$	679.17	$	(129.52)

Revenues in our marine segment were $9.2 billion for the year ended December 31, 2023, a decrease of $3.7 billion, or 29%, compared to the year ended December 31, 2022. The decrease in revenue was principally driven by a decrease of 19% in the average price per metric ton of bunker fuel sold in the year ended December 31, 2023 compared to the year ended December 31, 2022. In addition, total volumes decreased by 2.3 million metric tons, or 12%, to 16.8 million metric tons in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to reduced demand in our resale businesses.

Our marine segment gross profit for the year ended December 31, 2023 was $172.6 million, a decrease of $83.4 million, or 33%, compared to the year ended December 31, 2022. The decrease in gross profit compared to the exceptional results during the year ended December 31, 2022 was principally driven by increased competition resulting from lower bunker fuel prices, together with softening demand driven by changes in the global macroeconomic environment.

Our marine segment income from operations for the year ended December 31, 2023 was $82.3 million, a decrease of $73.2 million, or 47%, compared to the year ended December 31, 2022, primarily due to the decrease in gross profit, partially offset by a $10.2 million decrease in operating expenses, largely driven by lower incentive compensation costs compared to 2022.

Liquidity and Capital Resources
Liquidity to fund working capital, as well as make strategic investments to further our growth strategy, is a significant priority for us. Our views concerning liquidity are based on currently available information and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly.

Sources of Liquidity and Factors Impacting Our Liquidity
Our liquidity, consisting principally of cash and availability under our Credit Facility, fluctuates based on a number of factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

We rely on credit arrangements with banks, suppliers and other parties as an important source of liquidity for capital requirements not satisfied by our operating cash flow. Future market volatility, generally, and any persistent weakness in global energy markets may adversely affect our ability to access capital and credit markets or to obtain funds at reasonable interest rates or on other advantageous terms. In addition, since our business is impacted by the availability of trade credit to fund fuel purchases, an actual or perceived decline in our liquidity or business generally could cause our suppliers to reduce our credit lines, seek credit support in the form of additional collateral or otherwise materially modify our payment terms.

During times of high fuel prices, our customers may not be able to purchase as much fuel from us because of their credit limits with us and the resulting adverse impact on their business could cause them to be unable to make payments owed to us for fuel purchased on credit. Furthermore, when fuel prices increase our working capital requirements increase and our own credit limits could prevent us from purchasing enough fuel from our suppliers to meet our customers' demands, or we could be required to prepay for fuel purchases, any of which would adversely impact our liquidity.

Conversely, extended periods of low fuel prices, particularly when coupled with low price volatility, can also have an adverse effect on our results of operations and overall profitability. This can occur due to many factors, such as reduced demand for our price risk management products and decreased sales to our customers involved in the oil exploration sector. Low fuel prices also facilitate increased competition by reducing financial barriers to entry and enabling existing, lower-capitalized competitors to conduct more business as a result of lower working capital requirements.

Based on the information currently available, we believe that our cash and cash equivalents as of December 31, 2023 and available funds from our Credit Facility, as described below, together with cash flows generated by operations, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

Convertible Notes. On June 26, 2023, we issued $350.0 million aggregate principal amount of 3.250% Convertible Senior Notes due 2028 (the "Convertible Notes"), which reflects the exercise in full of an option to purchase up to an additional $50.0 million in principal amount of the Convertible Notes. The Convertible Notes mature on July 1, 2028, unless earlier converted, redeemed or repurchased. The Convertible Notes are senior, unsecured obligations that bear interest at a rate of 3.250% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2024. The initial conversion rate was 35.1710 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $28.43 per share. The conversion rate will be subject to adjustment upon the occurrence of certain events but will not be adjusted for accrued and unpaid interest. Upon conversion, the Convertible Notes will be settled in cash up to the aggregate principal amount of the Convertible Notes to be converted, and in cash, shares of common stock or any combination thereof, at our option, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount.

In connection with the pricing of the Convertible Notes, we entered into convertible note hedge transactions and warrant transactions. The cost of the convertible note hedge transactions was approximately $70.5 million. The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, the number of shares of common stock that initially underlie the Convertible Notes, and have an initial strike price equal to the initial conversion price of the Convertible Notes. Separately, we received $40.0 million of proceeds from the sale of warrants to acquire, subject to anti-dilution adjustments, the same amount of shares at an initial strike price of $40.14 per share. As a result, dilution upon conversion of the Convertible Notes will be mitigated as the bond hedge and warrant transactions increase the effective conversion price of the Convertible Notes to $40.14 per share.

The net proceeds from the sale of the Convertible Notes was approximately $337.5 million after deducting the initial purchasers' discounts and estimated offering expenses payable by us. We used the net proceeds from the sale of the Convertible Notes (i) to pay the cost of the convertible note hedge transactions net of the proceeds from the sale of the warrants), (ii) to repurchase approximately 2.24 million shares of common stock from purchasers of the Convertible Notes for an aggregate purchase price of approximately $50.0 million and (iii) to repay the amounts outstanding under our revolving credit facility.

See Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information.

Credit Agreement. The Fourth Amended and Restated Credit Agreement (as amended, the "Credit Agreement"), matures in April 2027 and provides for a term loan as well as a revolving credit facility of $1.5 billion (the "Credit Facility"). Our availability under the Credit Facility is limited by, among other things, our consolidated total leverage ratio, which is defined in the Credit Agreement and is based, in part, on our consolidated earnings before interest, taxes, depreciation and amortization, and share-based compensation, with such adjustments as specified therein, for the four immediately preceding fiscal quarters. The Credit Agreement generally limits the total amount of indebtedness we may incur to a consolidated total leverage ratio of not more than 4.75 to 1.

As a result of the foregoing, as well as other covenants and restrictions contained in our Credit Agreement, our availability under the Credit Facility may fluctuate from period to period. In addition, our failure to comply with the covenants contained in our Credit Agreement could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the Credit Facility and our term loan, trigger cross-defaults under certain other agreements to which we are a party, and impair our ability to obtain working capital advances and issue letters of credit, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. See Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information.

Other Credit Lines. Additionally, we have other uncommitted credit lines primarily for the issuance of letters of credit, bank guarantees and bankers' acceptances. These credit lines are renewable on an annual basis and are subject to fees at market rates. As of December 31, 2023 and 2022, our outstanding letters of credit and bank guarantees under these credit lines totaled $437.1 million and $523.1 million, respectively.

Receivables Purchase Agreements. We also have accounts receivable programs under RPAs that allow us to sell a specified amount of qualifying accounts receivable and receive cash consideration equal to the total balance, less an associated fee, which varies based on the outstanding accounts receivable at any given time. The RPAs provide the constituent banks with the ability to add or remove customers from these programs in their discretion based on, among other things, the level of risk exposure the bank is willing to accept with respect to any particular customer. The fees the banks charge us to purchase the receivables from these customers can also be impacted for these reasons. During 2023, we amended one of our RPAs to, among other things, reduce the overall fee structure. See Note 2. Accounts Receivable for additional information.

See Item 1A. – Risk Factors in Part 1 within this 2023 10-K Report for additional information.

Future Uses of Liquidity
Cash is primarily used to fund working capital to support our operations as well as for strategic acquisitions and investments, such as the acquisition of Flyers discussed below.

As of December 31, 2023, our contractual obligations were as follows (in millions):

	Current	Long-Term	Total
Debt and interest obligations [1]	$ 114.9	$ 893.3	$ 1,008.2
Operating lease obligations [2]	39.4	188.8	228.2
Finance lease obligations [2]	3.7	13.1	16.8
Derivatives obligations [3]	128.2	51.5	179.7
Purchase commitment obligations [4]	363.8	184.9	548.7
Other obligations	1.5	6.9	8.4
Total	$ 651.5	$ 1,338.5	$ 1,990.0

[1] Debt and interest obligations include principal and interest payments on fixed-rate and variable-rate, fixed-term debt based on their maturity dates, and includes $53.6 million of secured borrowings related to the transfer of tax receivables. See Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information.

[2] We enter into lease arrangements for the use of offices, operational facilities, vehicles, vessels, storage tanks and other assets for our operations around the world. See Note 13. Leases for additional information.

[3] As part of our risk management program, we enter into derivative instruments intended to mitigate risks associated with changes in commodity prices, foreign currency exchange rates, and interest rates. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4. Derivative Instruments and Note 5. Fair Value Measurements for additional information.

[4] We have fixed purchase commitments associated with our risk management program, as well as a purchase contract, that runs through 2026, under which we agreed to purchase annually between 1.9 million barrels and 2.0 million barrels of aviation fuel at future market prices. See Note 11. Commitments and Contingencies for additional information.

Future material cash requirements and off-balance sheet arrangements, in addition to the contractual obligations in the table above, include the following:

Acquisition of Flyers. During the year ended December 31, 2022, we completed the acquisition of Flyers as discussed in Note 3. Acquisitions. In January 2024, $49.8 million of the $50.0 million that remained due as of December 31, 2023 was paid to the seller.

Capital Expenditures. During the year ended December 31, 2023, we incurred capital expenditures in the ordinary course of business of approximately $87.6 million. In 2024, we expect our capital expenditures to be generally consistent with the year ended December 31, 2023.

Unrecognized Income Tax Liabilities. As of December 31, 2023, we have recorded gross liabilities for unrecognized income tax benefits ("Unrecognized Tax Liabilities"), including penalties and interest, of $106.4 million. The timing of any settlement of our Unrecognized Tax Liabilities with the respective taxing authority cannot be reasonably estimated.

Letters of Credit and Bank Guarantees. In the normal course of business, we are required to provide letters of credit to certain suppliers. A majority of these letters of credit expire within one year from their issuance and expired letters of credit are renewed as needed. As of December 31, 2023, we had issued letters of credit and bank guarantees totaling $575.2 million under our Credit Facility and other uncommitted credit lines.

Surety Bonds. In the normal course of business, we are required to post bid, performance and other surety-related bonds. The majority of the surety bonds posted relate to our aviation and land segments. We had outstanding bonds that were executed in order to satisfy various security requirements of $71.9 million as of December 31, 2023.

Cash Flows

The following table reflects the major categories of cash flows (in millions). For additional details, please see the Consolidated Statements of Cash Flows.

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Net cash provided by (used in) operating activities	$ 271.3	$ 138.5	$ 173.2
Net cash provided by (used in) investing activities	(101.1)	(724.9)	(58.3)
Net cash provided by (used in) financing activities	(152.4)	237.3	(113.6)

Operating Activities. For the year ended December, 31 2023, net cash provided by operating activities was $271.3 million, compared to $138.5 million net cash provided during the year ended December 31, 2022. The $132.9 million increase in operating cash flows was principally due to lower average fuel prices compared to the prior year, which reduced our cost of inventory; the decrease of our accounts receivable and accounts payable largely driven by the rationalization of lower-return business within our aviation segment and the reduction of average fuel prices; and cash provided by our derivative activities. These increases were offset by a decrease in our net income (see "Results of Operations" for further details of the drivers impacting our net income) adjusted for noncash items, lower utilization of our RPA programs, as discussed under "Sources of Liquidity and Factors Impacting Our Liquidity" above, as well as a decrease in customer prepayments.

Investing Activities. For the year ended December 31, 2023, net cash used in investing activities was $101.1 million, compared to net cash used of $724.9 million during the year ended December 31, 2022. The net cash used in investing activities in 2023 was primarily driven by capital expenditures of $87.6 million and cash paid for the acquisition of a business of $13.7 million, which was partially offset by proceeds received from the sale of a business of $9.3 million. Net cash used in investing activities in 2022 was principally driven by $643.9 million net cash paid for the acquisition of businesses, principally Flyers, as discussed in Note 3. Acquisitions, and $78.6 million for capital expenditures.

Financing Activities. For the year ended December 31, 2023, net cash used in financing activities was $152.4 million compared to net cash provided of $237.3 million for the year ended December 31, 2022. The net cash used in financing activities in 2023 was primarily attributable to payments of deferred consideration related to prior acquisitions of $62.9 million and repurchases of common stock of $60.1 million and dividend payments of $34.0 million, partially offset by net borrowings of $47.4 million The net borrowings of $47.4 million were primarily driven by $350.0 million proceeds from the issuance of the Convertible Notes and $53.3 million proceeds from secured borrowings associated with the transfer of transaction taxes, as discussed in Note 7. Debt, Interest Income, Expense, and Other Finance Costs, partially offset by $348.4 million of net repayments under our Credit Facility. In connection with the issuance of the Convertible Notes, we paid $70.5 million for the purchase of the convertible note hedges and $12.6 million for debt issuance costs, and received $40.0 million from the sale of warrants. Net cash provided by financing activities in 2022 was primarily attributable to net borrowings of $333.6 million, primarily driven by incremental borrowings under our Credit Facility related to the acquisition of Flyers and increased working capital requirements, partially offset by $48.7 million in purchases of our common stock, dividend payments of $31.0 million, and payments for deferred consideration related to prior acquisitions of $12.0 million.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements included in this 2023 10-K Report, which has been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to unbilled revenue and associated costs of sales, allowance for credit losses, goodwill and long-lived assets, certain accrued liabilities, and income taxes. We base our estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the areas described below as critical to our business operations and the understanding of our results of operations given the uncertainties associated with the assumptions underlying each estimate. For a detailed discussion on the application of these and other significant accounting policies, see Note 1. Basis of Presentation, New Accounting Standards, and Significant Accounting Policies.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions

Impairment Assessments of Goodwill, Long-Lived Assets, and Equity Investments

We evaluate goodwill for impairment at least annually, and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We periodically evaluate whether the carrying value of long-lived assets (property and equipment, identifiable intangible assets, and leases), cost method investments, and equity method investments have been impaired when circumstances indicate the carrying value of those assets may not be recoverable.	These assessments require us to make accounting estimates that require consideration of forecasted financial information. Significant judgment is involved in performing these estimates as they are developed based on forecasted assumptions. As of December 31, 2023, the assumptions used, particularly the expected growth rates, the profitability embedded in the projected cash flow provided by our legacy and newly acquired businesses, the discount rate and the market-based multiples, were defined on available information considering current market volatility and geopolitical risks. Specifically for goodwill, management also considered the volatility in the company's market capitalization and evaluated the potential impact that this volatility may have had on the estimated fair value of our reporting units. For our cost and equity method investments, the profitability embedded in the projected cash flows provided by our investees are a critical estimate.	Based on the assessments performed, and supported by the available information as of December 31, 2023, we concluded that the fair value of our land and aviation reporting units were not less than their respective carrying values, however we concluded that the carrying value of certain of our long-lived assets and equity investments were not recoverable. See Note 5. Fair Value Measurements and Note 15. Restructuring for additional information regarding impairment charges recognized during the year ended December 31, 2023. If our results differ significantly from our assumptions, such impact could potentially result in additional impairments.

Accounts Receivable and Allowance for Credit Losses

We maintain a provision for estimated credit losses based upon our historical experience with our customers, any specific customer collection issues that we have identified from current financial information and business prospects, as well as forward-looking information from market sources.	We consider historical payment trends of our customers together with internal and external information about the economic outlook, geopolitical risks and macroeconomic events, which may not fully capture the current or future creditworthiness of our customers, particularly in difficult economic periods.	As a result of the challenges inherent in estimating which customers are less likely to remit amounts owed to us, our provision for estimated credit losses may not always be sufficient. Any write-off of accounts receivable in excess of our provision for credit losses could adversely affect our results of operations and cash flow.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Business Combinations		
A business combination occurs when an entity obtains control of a "business." To conclude if the definition of a business is met, we assess whether or not substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, which requires the use of significant judgment to determine the fair value. The determination of whether the acquired activities and assets constitute a business is critical because the accounting for a business combination differs significantly from that of an asset acquisition. Business combinations are accounted for using a fair value model. In contrast, asset acquisitions are accounted for using a cost accumulation and allocation model.	Significant judgment is involved in the determination of fair values in the context of acquisitions, such as the acquisition of Flyers during the year ended December 31, 2022, as fair values are generally developed based on forecasted assumptions. The assumptions and inputs incorporated within the fair value estimates are subject to considerable management judgement and are based on industry, market, and economic conditions prevalent at the time of the acquisition. Significant inputs incorporated in the determination of fair values, including customer relationships valued using an income approach, include the discount rate determined using a market-based weighted average cost of capital, expected growth rates, and profitability and risks embedded in the newly acquired activities, including customer attrition rates.	If assumptions used to estimate fair values are materially different, future earnings through depreciation and amortization expense could be impacted. In addition, if forecasts supporting the valuation of the long-lived assets, including intangibles, or goodwill are not achieved, impairments could arise.
Revenue Recognition		
The majority of our consolidated revenues are generated through the sale of fuel and fuel-related products. We generally recognize fuel sales on a gross basis as we have control of the products before they are delivered to our customers.	In drawing this conclusion, we consider various factors, including inventory risk management, latitude in establishing the sales price, discretion in the supplier selection and that we are normally the primary obligor in our sales arrangements.	Our determination of whether to recognize revenue on a gross or net basis can materially impact the amount of revenue we report.
Income Taxes		
We estimate total income tax expense based on statutory tax rates and tax planning opportunities available to us in various jurisdictions in which we operate. Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded when it is likely a tax benefit will not be realized for a deferred tax asset. We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due.	Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Changes in projected future earnings could affect the recorded valuation allowances in the future. Our calculations related to income taxes contain uncertainties due to judgment used to calculate tax liabilities in the application of complex tax regulations across the tax jurisdictions where we operate. Our analysis of unrecognized tax benefits contains uncertainties based on judgment used to apply the more likely than not recognition and measurement thresholds.	Due to the complexity of some of these uncertainties, the ultimate resolution of our tax related balances or valuation allowances may result in a payment that is materially different from the current estimate of the tax liabilities. To the extent we prevail in matters for which unrecognized tax benefit liabilities have been established, or are required to pay amounts in excess of our recorded unrecognized tax benefit liabilities, our effective tax rate in a given financial statement period could be materially affected.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Derivatives		
We enter into financial derivative contracts to mitigate our risk of fuel market price fluctuations in aviation, land, and marine as well as changes in interest and foreign currency exchange rates and also to offer our customers fuel pricing alternatives to meet their needs. These instruments may be designated as cash flow or fair value hedges, or accounted for as non-designated derivatives. All derivative instruments are measured and recorded at fair value.	When available, quoted market prices or prices obtained through external sources are used to determine a contract's fair value. For contracts for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical information and the expected relationship with quoted market prices. Measurement of the fair value of our derivatives also requires the assessment of certain risks related to non-performance, which requires a significant amount of judgment.	While we currently believe that our derivative contracts will be effective in mitigating the associated price risks, it is possible that our derivative instruments will be ineffective at mitigating material changes in prices, which could have an adverse impact on our financial position and results of operations. If our estimates of fair value are inaccurate, we may be exposed to losses or gains that could be material. If contracts indexed to our own stock are derivatives or contain embedded derivatives, they would be classified as a liability and remeasured to fair value through net income impacting future earnings. See Item 7A. – Quantitative and Qualitative Disclosures About Market Risks for additional information.
We also assess convertible notes and other related contracts to determine if those contracts or embedded components of those contracts meet the definition of a derivative that require separate accounting.	Significant judgment is involved in assessing if the contracts are indexed to our own stock and if the contracts shall be classified as equity or liabilities in our statement of financial position.	

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Derivative and Financial Instruments Market Risk

We use commodity-based derivative contracts and financial instruments, when we deem it appropriate, to manage the risks associated with changes in the prices of fuel and fuel-related products, fluctuations in foreign currency exchange rates and interest rates, or to capture market opportunities. We utilize hedge accounting and formally designate certain of our derivative instruments as either cash flow or fair value hedges. Derivative instruments that are not designated are designed to achieve an economic offset of the underlying price risk exposure. As a result, any changes in income associated with our derivatives contracts are substantially offset by corresponding changes in the value of the underlying risk being mitigated. However, in markets where the derivative instruments with longer maturities are automatically replaced by equivalent positions with shorter maturities, we may experience timing differences between the realized and unrealized gain or loss of the underlying transaction and hedged item although the underlying risk being mitigated is still offset. Financial instruments and positions affecting our financial statements are described below and are held primarily for hedging purposes.

Commodity Price Risk

Our commercial business segments use derivative instruments, primarily futures, forward, swap, and options contracts, in various markets to manage price risk inherent in the purchase and sale of fuel. Certain of these derivative instruments are utilized to mitigate the risk of price volatility in forecasted transactions in a cash flow hedge relationship and to mitigate the risk of changes in the price of our inventory in a fair value hedge relationship. In addition, we use derivatives as economic hedges or to optimize the value of our fuel inventory to capitalize on anticipated market opportunities.

The notional and fair market values of our commodity-based derivative instrument positions were as follows (in millions, except weighted average contract price):

			As of December 31,					
Commodity Contracts (In millions of BBL)			**2023**			**2022**		
Hedge Strategy	**Derivative Instrument**	**Settlement Period**	**Notional Net Long/ (Short)**	**Weighted Average Contract Price**	**Fair Value Amount**	**Notional Net Long/ (Short)**	**Weighted Average Contract Price**	**Fair Value Amount**
Designated hedge	Commodity contracts hedging inventory	2023	—	$ —	$ —	(0.7)	$ 102.63	$ (3.3)
		2024	(0.4)	94.97	3.8	—	—	—
		2025	(0.1)	105.07	0.3	—	—	—
					4.1			(3.3)
Non-designated hedge	Commodity contracts	2023	—	—	—	3.7	30.15	(179.2)
		2024	0.8	4.93	92.6	(0.4)	20.95	14.9
		2025	(0.8)	14.55	19.0	(0.3)	18.46	9.2
		2026	(0.5)	16.36	4.1	0.1	17.21	1.5
		2027	(0.2)	12.44	1.2	(0.6)	10.94	2.3
		2028	(0.1)	14.61	0.9	—	10.24	0.4
		Thereafter	0.1	14.26	0.5	—	—	—
					118.5			(150.8)
Total commodity derivative contracts					$ 122.7			$ (154.1)

Foreign Currency Exchange Risk

We hedge our exposure to currency exchange rate changes, such as foreign-currency-denominated trade receivables, payables, or local currency tax payments. The foreign currency exchange rate risk results primarily from our international operations and is economically hedged using forward and swap contracts. The changes in the fair value of these foreign currency exchange derivatives are recorded in earnings. Since the gains or losses on the forward and swap contracts are substantially offset by the gains or losses from remeasuring the hedged foreign-currency-denominated exposure, we do not believe that a hypothetical 10% change in exchange rates at December 31, 2023 would have a material impact on our income from operations.

As of December 31, 2023, the foreign currency denominated notional amounts and fair value in U.S. dollars of our exposures from our foreign currency exchange derivatives, were primarily related to the following (in millions, except weighted average contract price):

Settlement Period	Unit	Notional Net Long/(Short)	Weighted Average Contract Price	Fair Value Amount
2024	AUD	(41.8)	0.645	$ (1.6)
2024	CAD	(94.9)	1.360	(1.7)
2024	CHF	(3.5)	0.891	(0.2)
2024	CLP	(1,410.0)	897.508	(0.2)
2024	COP	(138,660.7)	4,235.151	(2.9)
2024	DKK	274.7	5.978	2.2
2024	EUR	152.9	1.084	61.9
2024	GBP	(53.2)	1.243	(51.8)
2024	HUF	(828.4)	362.114	(0.1)
2024	KRW	(12,065.5)	1,332.613	(0.3)
2024	MXN	434.4	17.939	2.9
2024	NOK	(844.0)	10.396	(4.6)
2024	NZD	(4.5)	0.609	(0.1)
2024	PLN	(5.7)	4.183	(0.1)
2024	RON	(28.5)	4.675	(0.2)
2024	SEK	227.5	8.989	2.2
2024	SGD	(3.8)	1.353	(0.1)
2024	ZAR	110.3	18.804	0.1
2026	EUR	7.0	1.123	0.1
Total foreign currency exchange derivative contracts				$ 5.5

The total fair value our foreign currency exchange derivative contracts was a net asset of $5.5 million and a net liability of $14.1 million as of December 31, 2023 and 2022, respectively. The majority of foreign currency exchange derivatives are settled within one year. See Note 4. Derivative Instruments for additional information.

Interest Rate Risk

Borrowings under our Credit Facility and Term Loan related to base rate loans or Eurodollar rate loans bear floating interest rates plus applicable margins. As of December 31, 2023, the applicable margins for base rate loans and Eurodollar rate loans were 0.875% and 1.875%, respectively. As of December 31, 2023, we had no outstanding borrowings under our Credit Facility and a $476.4 million Term Loan. As of December 31, 2023, the aggregate outstanding balance of our finance lease obligations was $15.7 million, which bear interest at annual rates ranging from 1.0% to 6.7%. We also have other agreements, such as our RPAs, with exposure to interest rate risk. See Note 2. Accounts Receivable and Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information.

We entered into a $300 million, one-month Eurodollar, floating-for-fixed interest rate non-amortizing swap with a maturity date in March 2025 (the "Swap"). The Swap agreement effectively locks in the floating interest rate we will pay for a portion of our Eurodollar rate loans at 0.435%. The fair value of the interest rate swap contract was an asset of $14.8 million and an asset of $24.7 million as of December 31, 2023 and 2022, respectively.

The following table presents the contractual weighted average interest rates and expected cash flows by maturity dates (in millions, except weighted average interest rates):

Expected Maturities as of December 31, 2023					
Interest Rate Swap		**2024**		**2025**	**Fair Value**
Notional Value: $300					$ 14.8
Variable to Fixed[1]	$	12.7	$	2.2	
Average pay rate		0.435 %		0.435 %	
Average receive rate		4.67 %		3.51 %	

[1] Represents discounted net cash flow receipts or (payments).

A fluctuation of 100 bps in the interest rate as of December 31, 2023 would result in a $8.9 million change in interest expense during the next twelve months with respect to the outstanding amounts as of December 31, 2023 under these agreements.

Equity Price Risk
The fair value of our outstanding Convertible Notes is subject to market risk and other factors due to the convertible feature. The fair value of the Convertible Notes will generally increase as our common stock price increases and will generally decrease as our common stock price declines in value. The Convertible Notes are carried at amortized cost and their fair value is presented for disclosure purposes only. The interest and market value changes affect the fair value of our Convertible Notes, but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligation.

Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock in respect of the portion, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. If we elect to settle the portion, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

In connection with the pricing of the notes, we have entered into convertible note hedge transactions with certain of the initial purchasers or affiliates thereof and certain other financial institutions. We also entered into warrant transactions. The convertible note hedge transactions are expected generally to reduce the potential dilution upon conversion of the notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be. However, the warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants. See Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information.

Item 8. Financial Statements and Supplementary Data

The financial statements, together with the report thereon of PricewaterhouseCoopers LLP dated February 23, 2024, are set forth in Item 15 of this 2023 10-K Report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required financial disclosure.

As of the end of the period covered by this 10-K Report, we evaluated, under the supervision and with the participation of our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using the framework specified in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2023.

Effectiveness of Internal Control

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

On November 1, 2023, Jorge Benitez, one of our directors, adopted a trading plan for the sale of shares of our common stock, which is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The plan expires upon the earlier of February 28, 2025 or upon completion of the sale of the maximum number of shares under the plan. The plan provides for the sale of up to 13,000 shares of our common stock, subject to certain price limits and other terms.

Except as noted above, during the three months ended December 31, 2023, none of our officers (as defined in Rule 16a-1(f) of the Exchange Act) or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a Code of Conduct that applies to all of our employees, officers (including our principal executive, financial and accounting officers) and directors. The Code of Conduct is located on our Investor Relations website at https://ir.worldkinect.com under "Corporate Governance." We intend to disclose any amendments to our Code of Conduct or waivers with respect to our Code of Conduct granted to our principal executive, financial and accounting officers on our website.

The remaining information regarding our directors, executive officers and corporate governance is incorporated herein by reference from "Proposal No. 1--Election of Directors," "Corporate Governance" and "Information Concerning Executive Officers" in our Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders ("2024 Proxy") to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation

Information on executive compensation is incorporated herein by reference from "Corporate Governance--Director Compensation and Ownership Guidelines," "Compensation Discussion and Analysis," and "Executive Compensation Tables" in our 2024 Proxy to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information on security ownership of certain beneficial owners and management and related shareholder matters is incorporated herein by reference from "Security Ownership of Certain Beneficial Owners and Management" in our 2024 Proxy to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information on certain relationships and related transactions and director independence is incorporated herein by reference from "Corporate Governance--Review and Approval of Related Person Transactions" and "Corporate Governance--Board and Committee Governance--Director Independence" in our 2024 Proxy to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2023.

Item 14. Principal Accountant Fees and Services

Information on principal accounting fees and services is incorporated herein by reference from "Proposal No. 3--Ratification of Independent Registered Public Accounting Firm--Fees and Services of PricewaterhouseCoopers LLP" in our 2024 Proxy to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2023.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a)(1)   The following Consolidated Financial Statements are filed as a part of this 2023 10-K Report:

(i)	Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	45
(ii)	Consolidated Balance Sheets	47
(iii)	Consolidated Statements of Income and Comprehensive Income	48
(iv)	Consolidated Statements of Shareholders' Equity	49
(v)	Consolidated Statements of Cash Flows	50
(vi)	Notes to the Consolidated Financial Statements	52

(a)(2)   Consolidated Financial Statement schedules have been omitted either because the required information is set forth in the Consolidated Financial Statements or Notes thereto, or the information called for is not required.

(b)   The exhibits set forth in the following index of exhibits are filed or incorporated by reference as a part of this 2023 10-K Report:

Exhibit No.	Description
3.1	Restated Articles of Incorporation of World Kinect Corporation (incorporated by reference herein from Exhibit 3.2 to our 2023 Q2 10-Q).
3.2	By-Laws, amended and restated as of August 26, 2011 (incorporated by reference herein from Exhibit 3.1 to our Current Report on Form 8-K filed on August 29, 2011).
4.1	Description of Capital Stock (incorporated by reference herein from Exhibit 4.1 to our 2019 10-K).
4.2	Indenture, dated as of June 26, 2023, between World Kinect Corporation and U.S. Bank Trust Company, National Association (incorporated by reference from Exhibit 4.1 to our Current Report on Form 8-K filed on June 27, 2023).
4.3	Form of 3.250% Convertible Senior Note due 2028 (incorporated by reference from Exhibit 4.2 to our Current Report on Form 8-K filed on June 27, 2023).
10.1	2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on June 2, 2016). *
10.2	2020 Omnibus Plan (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on May 27, 2020). *
10.3	2021 Omnibus Plan (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on May 25, 2021). *
10.4	Form of Named Executive Officer Performance-based Restricted Stock Unit Agreement under the 2021 Omnibus Plan incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on November 14, 2022 (SEC Accession No. 0001157523-22-001611). *
10.5	Executive Severance Agreement between World Fuel Services Corporation and Ira M. Birns, dated April 16, 2007 (incorporated by reference herein from Exhibit 10.2 to our Current Report on Form 8-K filed on April 16, 2007). *
10.6	World Fuel Services Corporation Executive Severance Policy, effective as of December 31, 2016 (incorporated by reference herein from Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed on July 28, 2017 ("2017 10-Q")). *
10.7	Form of Executive Officer Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference herein from Exhibit 10.7 to our 2022 10-K)*
10.8	Form of Executive Officer Service-Based Restricted Stock Unit Award Agreement (incorporated by reference herein from Exhibit 10.8 to our 2022 10-K)*
10.9	Transition and Separation Agreement, dated November 8, 2022, between World Fuel Services Corporation and Jeffrey P. Smith incorporated by reference herein from Exhibit 10.2 to our Current Report on Form 8-K filed on November 14, 2022 (SEC Accession No. 0001157523-22-001611). *
10.10	Form of Non-Employee Director 2017 Restricted Stock Unit Grant Agreement under the 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 16, 2016). *
10.11	Form of Non-Employee Director Restricted Stock Unit Grant Agreement under the 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.10 to our 2019 10-K). *

Exhibit No.	Description
10.12	Form of Named Executive Officer Restricted Stock Unit Grant Agreement under the 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 ("2017 10-K"). *
10.13	Form of Michael J. Kasbar Restricted Stock Unit Grant Agreement under the 2006 and 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.14 to our 2017 10-K). *
10.14	Form of Michael J. Kasbar Stock-Settled Stock Appreciation Right Agreement under the 2006 Omnibus Plan (incorporated by reference herein from Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed on July 30, 2014 ("2014 10-Q"). *
10.15	Form of Michael J. Kasbar Stock-Settled Stock Appreciation Right Agreement (3-year Cliff Vesting) under the 2006 and 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.15 to our Annual Report on Form 10-K for the year ended December 31, 2016 filed on February 21, 2017 ("2016 10-K"). *
10.16	Form of Ira M. Birns Restricted Stock Unit Grant Agreement under the 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.17 to our 2017 10-K). *
10.17	Form of Ira M. Birns Stock-Settled Stock Appreciation Right Agreement under the 2006 Omnibus Plan (incorporated by reference herein from Exhibit 10.2 to our 2014 10-Q). *
10.18	Form of Michael J. Crosby and John P. Rau 2016 Performance-Based Restricted Stock Unit Grant Agreement under the 2006 Omnibus Plan (incorporated by reference herein from Exhibit 10.21 to our 2017 10-K). *
10.19	Form of Michael J. Crosby and John P. Rau Restricted Stock Grant Agreement under the 2006 Omnibus Plan (incorporated by reference herein from Exhibit 10.4 to our 2017 10-Q). *
10.20	Form of Michael J. Crosby and John P. Rau Restricted Stock Unit Grant Agreement under the 2006 Omnibus Plan (incorporated by reference herein from Exhibit 10.24 to our 2017 10-K). *
10.21	Form of Named Executive Officer Stock-Settled Stock Appreciation Right Agreement under the 2016 Omnibus Plan (incorporated by reference herein from Exhibit 10.24 to our 2020 10-K). *
10.22	Amended and Restated Employment Agreement, dated November 10, 2022, between World Fuel Services Corporation and Michael J. Kasbar (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on November 14, 2022 (SEC Accession No. 0001157523-22-001610). *
10.23	Consulting Agreement, effective as of April 1, 2022, between World Fuel Services and Michael J. Crosby (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on March 23, 2022).*
10.24	Fourth Amended and Restated Credit Agreement, dated as of October 10, 2013, among World Fuel Services Corporation, World Fuel Services Europe, Ltd. and World Fuel Services (Singapore) Pte Ltd, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 11, 2013).*
10.25	Amendment No. 1 to the Fourth Amended and Restated Credit Agreement, and Joinder Agreement, dated as of January 30, 2015, among World Fuel Services Corporation, World Fuel Services Europe, Ltd. and World Fuel Services (Singapore) Pte Ltd, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on February 5, 2015).
10.26	Amendment No. 2 to the Fourth Amended and Restated Credit Agreement, and Joinder Agreement, dated as of October 26, 2016, among World Fuel Services Corporation, World Fuel Services Europe, Ltd. and World Fuel Services (Singapore) Pte Ltd, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on October 27, 2016).
10.27	Amendment No. 3 to the Fourth Amended and Restated Credit Agreement, dated as of May 12, 2017, among World Fuel Services Corporation, World Fuel Services Europe, Ltd. and World Fuel Services (Singapore) Pte Ltd, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.2 to our 2017 10-Q).
10.28	Amendment No. 4 to the Fourth Amended and Restated Credit Agreement, dated as January 30, 2018, among World Fuel Services Corporation, World Fuel Services Europe, Ltd. and World Fuel Services (Singapore) Pte Ltd, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.30 to our 2017 10-K).
10.29	Amendment No. 5 to the Fourth Amended and Restated Credit Agreement, dated as of October 26, 2016, among World Fuel Services Corporation, World Fuel Services Europe, Ltd., World Fuel Services (Singapore) Pte Ltd, and certain other Subsidiaries, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on July 24, 2019).
10.30	Amendment No. 6 to the Fourth Amended and Restated Credit Agreement, dated as of November 24, 2021, among World Fuel Services Corporation, World Fuel Services Europe, Ltd., World Fuel Services (Singapore) Pte Ltd, and certain other Subsidiaries, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.28 to our Annual Report on Form 10-K filed on February 25, 2022).
10.31	Amendment No. 7 to the Fourth Amended and Restated Credit Agreement, dated as of November 26, 2021, among World Fuel Services Corporation, World Fuel Services Europe, Ltd., World Fuel Services (Singapore) Pte Ltd, and certain other Subsidiaries, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.29 to our Annual Report on Form 10-K filed on February 25, 2022).

Exhibit No.	Description
10.32	Amendment No. 8 to Fourth Amended and Restated Credit Agreement, dated as of April 1, 2022, among World Fuel Services Corporation, World Fuel Services Europe, Ltd., World Fuel Services (Singapore) Pte Ltd, and certain other Subsidiaries, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.1 to our Current Report on Form 8-K filed on April 1, 2022).
10.33	Amendment No. 9 to the Fourth Amended and Restated Credit Agreement, dated as of July 12, 2022, among World Fuel Services Corporation, World Fuel Services Europe, Ltd., World Fuel Services (Singapore) Pte Ltd, and certain other Subsidiaries, as borrowers, Bank of America, N.A., as administrative agent, and the financial institutions named therein as lenders (incorporated by reference herein from Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on July 29, 2022).
10.34	Amendment No. 10 to the Fourth Amended and Restated Credit Agreement, dated as of January 19, 2024, among World Kinect Corporation, World Fuel Services Europe, Ltd., World Fuel Services (Singapore) Pte Ltd, World Fuel Services, Inc., WFS UK Holding Company IV Limited, Kinect Energy AS and Kinect Energy Spot AS, and Bank of America, N.A., as administrative agent.
10.35	Purchase Agreement, dated as of October 28, 2021, by and among World Fuel Services, Inc., World Fuel Services Corporation, Flyers Energy Group, LLC, Speedy Investments, LP, Eclipse Investments, LP, TAD Family Limited Partnership, David Dwelle Family Limited Partnership, Thomas A. Dwelle, Stephen B. Dwelle, Walter A. Dwelle, David W. Dwelle, and Walter A. Dwelle in his capacity as the Seller Representative (incorporated by reference herein from Exhibit 10.30 to our Annual Report on Form 10-K filed on February 25, 2022).
10.36	Purchase Agreement, dated June 21, 2023, among World Kinect Corporation, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. as representatives of the several initial purchasers listed on Schedule I thereto (incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed on June 27, 2023).
10.37	Form of Convertible Note Hedge Confirmation (incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed on June 27, 2023).
10.38	Form of Warrant Confirmation (incorporated by reference from Exhibit 10.3 to our Current Report on Form 8-K filed on June 27, 2023).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).
32.1	Statement of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
97.1	World Kinect Corporation Clawback Policy
101	The following materials from World Kinect Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language); (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.
104	Cover page interactive file (formatted in Inline XBRL and contained in Exhibit 101).

*Management contracts and compensatory plans or arrangements required to be filed as exhibits to this form, pursuant to Item 15(b).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of World Kinect Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of World Kinect Corporation and its subsidiaries (the "Company") as of December 31, 2023 and 2022 and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Aviation and Land Reporting Units

As described in Notes 1 and 6 to the consolidated financial statements, the Company's consolidated goodwill balance was $1,238 million as of December 31, 2023, which is allocated among the Aviation and Land reporting units. Goodwill is evaluated for impairment at the reporting unit level as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of the goodwill may be impaired. To perform the quantitative impairment test, management compares the fair value of each reporting unit to its respective carrying amount, including goodwill. In calculating fair value, management uses a combination of both an income and market approach. As disclosed by management, under the income approach, management calculates the fair value of each reporting unit based on the present value of estimated future cash flows, which include assumptions related to expected growth rates, profitability, and a discount rate that corresponds to a weighted-average cost of capital. Under the market approach, management uses a selection of global companies that correspond to each reporting unit to derive a market-based multiple.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Aviation and Land reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value of the Aviation and Land reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to expected growth rates, profitability, and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the determination of the reporting units and significant assumptions used in the estimated future cash flows. These procedures also included, among others (i) testing management's process for developing the fair value of the Aviation and Land reporting units; (ii) evaluating the appropriateness of the income and market approaches; (iii) testing the completeness and accuracy of underlying data used in the income and market approaches; and (iv) evaluating the reasonableness of the significant assumptions related to expected growth rates, profitability, and the discount rates. Evaluating management's assumptions related to expected growth rates and profitability involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the Aviation and Land reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches and (ii) the reasonableness of the discount rate assumptions.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
February 23, 2024

We have served as the Company's auditor since 2002.

WORLD KINECT CORPORATION
CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)

	December 31, 2023	December 31, 2022
Assets:		
Current assets:		
Cash and cash equivalents	$ 304.3	$ 298.4
Accounts receivable, net of allowance for credit losses of $18.3 million and $14.1 million as of December 31, 2023 and 2022, respectively	2,735.5	3,294.1
Inventories	664.6	779.9
Prepaid expenses	77.6	83.6
Short-term derivative assets, net	275.4	302.1
Other current assets	446.4	479.9
Total current assets	4,503.8	5,238.1
Property and equipment, net	515.3	484.2
Goodwill	1,238.0	1,233.0
Identifiable intangible assets, net	299.7	336.2
Other non-current assets	818.6	873.2
Total assets	$ 7,375.3	$ 8,164.6
Liabilities:		
Current liabilities:		
Current maturities of long-term debt	$ 78.8	$ 15.8
Accounts payable	3,097.6	3,529.5
Short-term derivative liabilities, net	128.2	325.2
Accrued expenses and other current liabilities	745.0	738.2
Total current liabilities	4,049.7	4,608.6
Long-term debt	809.1	829.9
Other long-term liabilities	566.9	735.3
Total liabilities	5,425.7	6,173.8
Commitments and contingencies		
Equity:		
World Kinect shareholders' equity:		
Preferred stock, $1.00 par value; 0.1 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100.0 shares authorized, 59.8 and 62.0 issued and outstanding as of December 31, 2023 and 2022, respectively	0.6	0.6
Capital in excess of par value	109.6	182.4
Retained earnings	1,981.6	1,962.5
Accumulated other comprehensive income (loss)	(148.9)	(160.6)
Total World Kinect shareholders' equity	1,943.0	1,984.9
Noncontrolling interest	6.7	5.9
Total equity	1,949.6	1,990.7
Total liabilities and equity	$ 7,375.3	$ 8,164.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

WORLD KINECT CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

(In millions, except earnings per share data)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	$ 47,710.6	$ 59,043.1	$ 31,337.0
Cost of revenue	46,652.4	57,954.1	30,548.8
Gross profit	1,058.2	1,089.1	788.2
Operating expenses:			
Compensation and employee benefits	512.3	507.4	386.7
General and administrative	308.0	308.7	247.6
Asset impairments	32.8	0.6	4.7
Restructuring charges	7.2	(0.8)	6.6
Total operating expenses	860.2	815.8	645.6
Income from operations	198.0	273.2	142.6
Non-operating income (expenses), net:			
Interest expense and other financing costs, net	(127.7)	(110.6)	(40.2)
Other income (expense), net	(3.6)	(17.5)	(2.3)
Total non-operating income (expense), net	(131.3)	(128.1)	(42.5)
Income (loss) before income taxes	66.7	145.1	100.0
Provision for income taxes	13.0	29.2	25.8
Net income (loss) including noncontrolling interest	53.7	115.9	74.2
Net income (loss) attributable to noncontrolling interest	0.8	1.7	0.5
Net income (loss) attributable to World Kinect	$ 52.9	$ 114.1	$ 73.7
Basic earnings (loss) per common share	$ 0.86	$ 1.83	$ 1.17
Basic weighted average common shares	61.4	62.3	62.9
Diluted earnings (loss) per common share	$ 0.86	$ 1.82	$ 1.16
Diluted weighted average common shares	61.7	62.7	63.3
Comprehensive income:			
Net income (loss) including noncontrolling interest	$ 53.7	$ 115.9	$ 74.2
Other comprehensive income (loss):			
Foreign currency translation adjustments	19.9	(45.5)	(13.7)
Cash flow hedges, net of income tax expense (benefit) of ($2.7), $7.6, and $3.3 for 2023, 2022, and 2021, respectively	(8.1)	21.6	9.6
Total other comprehensive income (loss)	11.8	(24.0)	(4.1)
Comprehensive income (loss) including noncontrolling interest	65.5	91.9	70.1
Comprehensive income (loss) attributable to noncontrolling interest	0.8	1.7	0.5
Comprehensive income (loss) attributable to World Kinect	$ 64.7	$ 90.2	$ 69.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

WORLD KINECT CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total World Kinect Shareholders' Equity	Noncontrolling Interest Equity	Total Equity
	Shares	Amount						
Balance as of December 31, 2020	62.9	$ 0.6	$ 204.6	$ 1,836.7	$ (132.6)	$ 1,909.3	$ 3.6	$1,912.9
Net income (loss)	—	—	—	73.7	—	73.7	0.5	74.2
Cash dividends declared	—	—	—	(30.0)	—	(30.0)	—	(30.0)
Amortization of share-based payment awards	—	—	19.6	—	—	19.6	—	19.6
Issuance (cancellation) of common stock related to share-based payment awards	0.4	—	0.2	—	—	0.3	—	0.3
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to share-based payment awards	—	—	(5.8)	—	—	(5.8)	—	(5.8)
Purchases of common stock	(1.7)	—	(50.5)	—	—	(50.5)	—	(50.5)
Other comprehensive income (loss)	—	—	—	—	(4.1)	(4.1)	—	(4.1)
Other	—	—	—	0.2	—	0.2	—	0.2
Balance as of December 31, 2021	61.7	0.6	168.1	1,880.6	(136.7)	1,912.7	4.1	1,916.8
Net income (loss)	—	—	—	114.1	—	114.1	1.7	115.9
Cash dividends declared	—	—	—	(32.2)	—	(32.2)	—	(32.2)
Amortization of share-based payment awards	—	—	17.6	—	—	17.6	—	17.6
Issuance (cancellation) of common stock related to share-based payment awards	0.4	—	—	—	—	—	—	—
Issuance of common stock for acquisition of a business	1.8	—	50.0	—	—	50.0	—	50.0
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to share-based payment awards	0.2	—	(4.6)	—	—	(4.6)	—	(4.6)
Purchases of common stock	(2.0)	—	(48.7)	—	—	(48.7)	—	(48.7)
Other comprehensive income (loss)	—	—	—	—	(24.0)	(24.0)	—	(24.0)
Balance as of December 31, 2022	62.0	0.6	182.4	1,962.5	(160.6)	1,984.9	5.9	1,990.7
Net income (loss)	—	—	—	52.9	—	52.9	0.8	53.7
Cash dividends declared	—	—	—	(33.8)	—	(33.8)	—	(33.8)
Amortization of share-based payment awards	—	—	24.2	—	—	24.2	—	24.2
Issuance (cancellation) of common stock related to share-based payment awards	0.6	—	—	—	—	—	—	—
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to share-based payment awards	—	—	(5.7)	—	—	(5.7)	—	(5.7)
Purchases of common stock	(2.8)	—	(60.6)	—	—	(60.7)	—	(60.7)
Other comprehensive income (loss)	—	—	—	—	11.8	11.8	—	11.8
Convertible note hedge transactions	—	—	(70.5)	—	—	(70.5)	—	(70.5)
Warrant transactions	—	—	40.0	—	—	40.0	—	40.0
Balance as of December 31, 2023	59.8	$ 0.6	$ 109.6	$ 1,981.6	$ (148.9)	$ 1,943.0	$ 6.7	$1,949.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

WORLD KINECT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss) including noncontrolling interest	$ 53.7	$ 115.9	$ 74.2
Adjustments to reconcile net income including noncontrolling interest to net cash provided by operating activities:			
Unrealized (gain) loss on derivatives	(267.5)	179.9	14.5
Depreciation and amortization	104.5	107.8	81.0
Noncash operating lease expense	34.7	35.0	31.9
Provision for credit losses	4.7	7.7	6.3
Share-based payment award compensation costs	24.2	17.6	19.6
Deferred income tax expense (benefit)	(30.7)	(18.5)	(7.6)
Unrealized foreign currency (gains) losses, net	(16.5)	21.7	(2.8)
Asset impairment charges	32.8	0.6	4.8
Other	23.0	30.8	13.7
Changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable, net	569.2	(870.7)	(1,132.6)
Inventories	186.8	(252.1)	(135.2)
Prepaid expenses	6.7	(25.2)	(10.5)
Other current assets	(30.5)	(124.2)	(33.1)
Cash collateral with counterparties	168.9	(252.9)	22.9
Other non-current assets	(88.0)	(12.3)	(34.9)
Change in derivative assets and liabilities, net	(4.7)	2.9	17.4
Accounts payable	(441.9)	1,107.5	1,188.8
Accrued expenses and other current liabilities	(48.0)	147.8	115.5
Other long-term liabilities	(10.1)	(80.7)	(60.6)
Net cash provided by (used in) operating activities	271.3	138.5	173.2
Cash flows from investing activities:			
Acquisition of business, net of cash acquired	(13.7)	(643.9)	(37.1)
Proceeds from sale of business, net of divested cash	9.3	—	25.0
Capital expenditures	(87.6)	(78.6)	(39.2)
Other investing activities, net	(9.1)	(2.5)	(7.1)
Net cash provided by (used in) investing activities	(101.1)	(724.9)	(58.3)
Cash flows from financing activities:			
Borrowings of debt	5,921.8	6,944.9	0.3
Repayments of debt	(6,224.4)	(6,611.2)	(24.2)
Issuance of Convertible Notes	350.0	—	—
Dividends paid on common stock	(34.0)	(31.0)	(28.7)
Repurchases of common stock	(60.1)	(48.7)	(50.5)
Purchase of convertible note hedges	(70.5)	—	—
Sale of warrants	40.0	—	—
Payments of deferred consideration for acquisitions	(62.9)	(12.0)	(9.7)
Other financing activities, net	(12.2)	(4.6)	(0.8)
Net cash provided by (used in) financing activities	(152.4)	237.3	(113.6)
Effect of exchange rate changes on cash and cash equivalents	(12.0)	(4.7)	(7.8)
Net increase (decrease) in cash and cash equivalents	5.9	(353.8)	(6.6)
Cash and cash equivalents, as of the beginning of the period	298.4	652.2	658.8
Cash and cash equivalents, as of the end of the period	$ 304.3	$ 298.4	$ 652.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

WORLD KINECT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)
(In millions)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest, net of capitalized interest	$ 130.4	$ 113.4	$ 44.4
Income taxes	$ 61.3	$ 66.6	$ 39.0

WORLD KINECT CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation, New Accounting Standards, and Significant Accounting Policies

General

World Kinect Corporation (the "Company") was incorporated in Florida in July 1984 and along with its consolidated subsidiaries is referred to collectively in this Annual Report on Form 10-K ("2023 10-K Report") as "World Kinect," "we," "our" and "us." On June 15, 2023, the Company's shareholders approved an amendment to the Company's Articles of Incorporation, as amended, changing the Company's name from World Fuel Services Corporation to World Kinect Corporation. This change is intended to better reflect the Company's ongoing transformation into a more resilient, diversified energy and solutions provider.

We are a global energy management company offering fulfillment and related services across the aviation, marine, and land-based transportation sectors. We also supply natural gas and power in the United States and Europe along with a growing suite of other sustainability-related products and services.

A. Basis of Presentation

The Consolidated Financial Statements and related Notes include our parent company and subsidiaries where we exercise control and include the operations of acquired businesses after the completion of their acquisition. The decision of whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective economic or other control over the entity. The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our fiscal year-end is as of and for the year ended December 31 for each year presented. All intercompany transactions among our consolidated subsidiaries have been eliminated.

Certain amounts in the Consolidated Financial Statements and accompanying Notes may not add due to rounding. All percentages have been calculated using unrounded amounts. Certain prior period amounts have been reclassified to conform to the current presentation.

B. New Accounting Standards

Adoption of New Accounting Standards

Disclosure of Supplier Finance Program Obligations. In September 2022, Accounting Standards Update ("ASU") 2022-04 was issued to require the buyer in a supplier finance program to disclose the key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments do not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the disclosure of rollforward information, which is effective for fiscal years beginning after December 15, 2023. The amendments should be applied retrospectively to each period in which a balance sheet is presented, except for the rollforward, which should be applied prospectively. The Company adopted ASU 2022-04 in the first quarter of 2023 and has included all relevant disclosures below.

Supplier Finance Programs

Under various supplier finance programs, we agree to pay counterparties engaged as paying agents the stated amount of confirmed invoices from our designated suppliers on the original maturity date of the invoices. Under certain of these arrangements, we may also pay fees for the supplier finance platform and related support.

Outstanding obligations confirmed under our supplier finance programs were $198.8 million and $246.8 million as of December 31, 2023 and 2022, respectively, and are included in Accounts payable within our Consolidated Balance Sheets.

Accounting Standards Issued But Not Yet Adopted

Segment Reporting. ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, was issued in November 2023. ASU 2023-07 amends the guidance in Accounting Standards Codification ("ASC") 280, Segment Reporting to require public entities to disclose significant segment expenses and other segment items on an interim and annual basis. The amendment also requires disclosure of the chief operating decision maker's ("CODM") title and position on an annual basis, as well as an explanation of how the CODM uses the reported measure(s). Additionally, the amended guidance permits company's to disclose more than one measure of segment profit or loss used by the CODM provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles. The amendment also requires all disclosures about a reportable segment's assets and profit or loss, currently required only in annual periods, in all interim periods. The ASU does not change how a public entity identifies or aggregates its operating segments or how quantitative thresholds are applied to determine an entities' reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the amendments to identify potential impacts to the Company's Notes to the Consolidated Financial Statements and processes.

Income Taxes. ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, was issued in December 2023. ASU 2023-09 amends the guidance in ASC 740, Income Taxes, to improve the transparency of income tax disclosures by amending the required rate reconciliation disclosures as well as requiring disclosure of income taxes paid disaggregated by jurisdiction. As amended, the rate reconciliation disclosure will be required to be presented in both percentages and reporting currency amounts, with consistent categories and greater disaggregation of information. The ASU also includes amendments intended to improve the effectiveness of income tax disclosures and eliminate certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The amendments are effective for fiscal years beginning after December 15, 2024 and should be applied prospectively. Early adoption is permitted. The Company is currently evaluating the amendments to identify potential impacts to the Company's Notes to the Consolidated Financial Statements and processes.

There are no other recently issued accounting standards not yet adopted by us that, upon adoption, are expected to have a material impact on the Company's Consolidated Financial Statements or processes.

C. Estimates and Assumptions

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

D. Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value.

E. Accounts Receivable and Allowance for Credit Losses

Accounts receivable are measured at amortized cost. The collectability of our accounts receivable is continuously monitored using a risk-based model, taking into consideration both the timeliness and predictability of collections from our customers. We maintain a provision for estimated credit losses based upon our historical experience with our customers, along with any specific customer collection issues that we have identified from current financial information and business prospects, as well as any political or economic conditions or other market factors, including certain assumptions based on reasonable forward-looking information from market sources. Principally based on these credit risk factors, portfolio segments are defined and an internally derived risk-based credit loss reserve is established and applied to each portfolio segment. Customer account balances that are deemed to be at high risk of collectability are reserved at higher rates than customer account balances which we expect to collect without difficulty.

Individual receivables are written off when there is information indicating that the counterparty is in severe financial difficulty and the amounts are deemed uncollectible. An accounts receivable written off may still be subject to enforcement activities under our recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries made are recognized as income in the Consolidated Statements of Income and Comprehensive Income.

For additional information, see Note 2. Accounts Receivable.

F. Inventories
Inventories are valued primarily using weighted average cost and first-in-first-out in certain limited locations. Inventory is stated at the lower of average cost or net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in the Consolidated Statements of Income and Comprehensive Income in the period in which it occurs. We utilize a variety of fuel indices and other indicators to calculate the net realizable value. The cost of inventory includes fuel purchase costs, any related transportation or distribution costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

G. Business Combinations
A business combination occurs when an entity obtains control of a business by acquiring its net assets, or some or all of its equity interests.

Before applying the acquisition method, we determine whether a transaction meets the definition of a business combination. For a transaction to be accounted for as a business combination, the entity or net assets acquired must meet the definition of a business as defined in ASC 805. Under the acquisition method, the purchase price is allocated to all identifiable assets acquired, all liabilities assumed and any noncontrolling interest at the fair value as of the acquisition date. Any residual difference with the consideration transferred is recognized as Goodwill. Goodwill arises because the purchase price paid reflects numerous factors, including the strategic value and expected synergies that the acquisition would bring to our existing operations. Acquisition-related costs incurred in connection with a business combination are expensed as incurred.

If the assets acquired do not meet the definition of a business, we account for the transaction as an asset acquisition in which goodwill is not recognized, but rather any residual difference with the consideration transferred is allocated on a relative fair value basis to all qualifying identifiable net assets acquired.

For additional information, see Note 3. Acquisitions.

H. Fair Value
Fair value is the price to sell an asset or transfer a liability and therefore represents an exit price in the principal market (or in the absence of a principal market, the most advantageous market). It represents a market-based measurement that contemplates a hypothetical transaction between market participants at the measurement date.

We calculate fair value using various methodologies, depending on the type of assets, including the income approach (e.g., based on the present value of estimated future cash flows), the market approach, the cost approach, or a combination thereof. The unique characteristics of an asset or liability and the availability of observable prices affect the number of valuation approaches and/or techniques used in a fair value analysis. We measure fair value using observable and unobservable inputs. We give the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

We apply the following fair value hierarchy:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities.

- Level 2 – Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices; and inputs that are not directly observable but are corroborated by observable market data.

- Level 3 – Inputs that are unobservable.

For additional information, see Note 5. Fair Value Measurements.

I. Derivatives
Our derivative contracts, except for those designated as normal purchase normal sale, are recognized at their estimated fair market value. The fair value of our derivatives is derived using observable and certain unobservable inputs, such as basis differentials, which are based on the difference between the historical prices of our prior transactions and underlying observable data; and incorporates the effect of nonperformance risk.

If the derivative instrument is not designated as a hedge, changes in the estimated fair market value are recognized as a component of Revenue, Cost of revenue or Other income (expense), net (based on the underlying transaction type) in the Consolidated Statements of Income and Comprehensive Income. Derivatives that qualify for hedge accounting may be designated as either a fair value or cash flow hedge. At the inception, and on an ongoing basis, we assess the hedging relationship to determine its effectiveness in offsetting changes in cash flows or fair value attributable to the hedged risk. For our fair value hedges, changes in the estimated fair market value of the hedging instrument and the hedged item are recognized in the same line item as the underlying transaction type in the Consolidated Statements of Income and Comprehensive Income. For our cash flow hedges, the changes in the fair market value of the hedging instrument are initially recognized in other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into the same line item as the underlying forecasted transaction in the Consolidated Statements of Income and Comprehensive Income when both are settled or deemed probable of not occurring.

Cash flows of derivatives that do not contain an other-than-insignificant financing element and are designated in cash flow or fair value hedges are classified in the same category as the cash flow from the hedged items in our Consolidated Statements of Cash Flows. If for any reason hedge accounting is discontinued, then any cash flows subsequent to the date of discontinuance will be classified in a manner consistent with the nature of the instrument. Cash flows related to all other non-hedging derivatives are classified in accordance with the nature of the derivative instrument and how it is used in the context of the entity's business.

For additional information, see Note 4. Derivative Instruments.

J. Property and Equipment
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily by using the straight-line method over the estimated useful lives of the assets. Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us (including property and equipment) are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Purchases of computer software and external costs and certain internal costs directly associated with developing significant computer software applications for internal use are capitalized within property and equipment, which also includes hosting arrangements when we have the contractual right to take possession of the software at any time during the hosting period and it is feasible for us to either run the software in our own hardware or contract with another unrelated party to host the software. Amortization of such costs is calculated primarily by using the straight-line method over the estimated useful life of the software.

For additional information, see Note 8. Property and Equipment.

K. Goodwill
Goodwill is evaluated for impairment at the reporting unit level as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired.

We have the option to perform a qualitative assessment of goodwill rather than completing the quantitative impairment test. Under this qualitative assessment, if we conclude it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, no further analysis is needed.

To perform the quantitative impairment test, we compare the fair value of each reporting unit to its respective carrying amount, including goodwill. In calculating the fair value, we use a combination of both an income and market approach. Under the market approach, we use a selection of global companies that correspond to each reporting unit to derive a market-based multiple. Under the income approach, we calculate the fair value of each reporting unit based on the present value of estimated future cash flows. The estimated future cash flows are based on the best information available as of the testing date, including our annual operating plan that is approved by our Board of Directors. The estimated cash flows are discounted using rates that correspond to a weighted-average cost of capital consistent with those used internally for investment decisions. All our estimates are considered supportable assumptions that are based on a number of factors including industry experience, internal benchmarks and the economic environment. We believe these assumptions are reasonable and are consistent with those we believe a market participant would use.

For additional information, see Note 6. Goodwill and Identifiable Intangible Assets.

L. Identifiable Intangible Assets
In connection with our acquisitions, we recognize identifiable intangible assets at fair value. After the initial recognition of the asset, the accounting treatment depends on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the company. Identifiable intangible assets with finite

useful lives are amortized over their estimated useful lives and are assessed for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life are not subject to amortization but are tested for impairment at least annually during the fourth quarter. This analysis generally involves the use of qualitative and quantitative information to conclude whether the fair value is greater than or equal to the carrying value.

For additional information, see Note 6. Goodwill and Identifiable Intangible Assets.

M. Investments
We hold investments which are primarily accounted for under the equity method as we have the ability to exercise significant influence over the operating and financial policies of the investee, but do not have control.

The carrying amount of an equity method investment is increased to reflect our share of income and is reduced to reflect our share of losses of the investee, dividends received and other-than-temporary impairments. Investments accounted for under the equity method are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

We assess our intent and/or ability to recover the carrying amount of the investment over a long period. However, if the fair value of the investment is less than its carrying amount, and the investment will not recover in the near term, then an other-than-temporary impairment is recognized. Impairments of investments are classified as Asset impairments within the Consolidated Statements of Income and Comprehensive Income.

N. Revenue Recognition
The majority of our consolidated revenues are generated through the sale of fuel and fuel-related products. We generally recognize fuel sales and services revenue on a gross basis as we have control of the products or services before they are delivered to our customers. In drawing this conclusion, we considered various factors, including inventory risk management, latitude in establishing the sales price, discretion in the supplier selection and that we are normally the primary obligor in our sales arrangements.

Revenue from the sale of fuel is recognized when our customers obtain control of the fuel, which is typically upon delivery of each promised gallon or barrel to an agreed-upon delivery point. Revenue from services, including energy procurement advisory services and international trip planning support, are recognized over the contract period when services have been performed and we have the right to invoice for those services.

Shipping and handling related fees incurred before control of the goods or services are transferred to the customer, are considered activities to fulfill the promise and not a separately promised service. When we coordinate shipping and handling activities after our customer obtains control of goods or services, we have elected to account for these shipping and handling costs as activities to fulfill the promise to transfer the goods.

We have elected not to adjust the contract consideration for the effect of a significant financing component for any contract in which the period between when the Company transfers the promises in the contract and when the customer pays is a year or less. In addition, we have elected to exclude from the transaction price the amount of certain taxes assessed by a government authority that we collect (or recover) from our customer and remit in connection with our sales transactions, such as certain sales or excise taxes.

We have elected to apply the optional exemption from estimating and disclosing the variable consideration from our remaining performance obligations when the transaction price is only estimated for disclosures purpose, including contracts in which the right to consideration corresponds directly with the value to the customer of the entity's performance to date. Also, we have elected to apply the exemption for contracts with fixed consideration and original expected duration of less than one year.

For additional information, see Note 9. Revenue from Contracts with Customers.

O. Share-Based Payment Awards

We account for share-based payment awards on a fair value basis of the equity instrument issued. Under fair value accounting, the grant-date fair value of the share-based payment award is amortized as compensation expense, on a straight-line basis, over the service period (generally, the vesting period) for both graded and cliff vesting awards. We have elected to account for forfeitures as they occur. For additional information, see Note 12. Shareholders' Equity.

P. Foreign Currency

Generally, the functional currency of our subsidiaries is the U.S. dollar, except for certain foreign subsidiaries which utilize their respective local currency as their functional currency. Monetary assets and liabilities denominated in a currency that is different from the functional currency are remeasured from the applicable currency to the functional currency using month-end exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net, in the accompanying Consolidated Statements of Income and Comprehensive Income in the period incurred.

Revenues and expenses of the subsidiaries that have a functional currency other than the U.S. dollar have been translated into U.S. dollars at average exchange rates prevailing during the period. The assets and liabilities of these subsidiaries have been translated at the rates of exchange on the balance sheet dates. The resulting translation gain and loss adjustments are recorded in Accumulated Other Comprehensive Income as a separate component of Shareholders' Equity.

Q. Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recorded as a component of the income tax provision in the period that includes the enactment date.

Regular assessments are made on the likelihood that our deferred tax assets will be recovered from our future taxable income. Our evaluation is based on estimates, assumptions, and includes an analysis of available positive and negative evidence, giving weight based on the evidence's relative objectivity. Sources of positive evidence include estimates of future taxable income, future reversal of existing taxable temporary differences, taxable income in carryback years, and available tax planning strategies. Sources of negative evidence include current and cumulative losses in recent years, losses expected in early future years, any history of operating losses or tax credit carryforwards expiring unused, and unsettled circumstances that, if unfavorably resolved, would adversely affect future profit levels.

The remaining carrying value of our deferred tax assets, after recording the valuation allowance on our deferred tax assets, is based on our present belief that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to utilize such deferred tax assets. The amount of the remaining deferred tax assets considered recoverable could be adjusted if our estimates of future taxable income during the carryforward period change favorably or unfavorably. To the extent we believe that it is more likely than not that some or all of the remaining deferred tax assets will not be realized, we must establish a valuation allowance against those deferred tax assets, resulting in additional income tax expense in the period such determination is made. To the extent a valuation allowance currently exists, we will continue to monitor all positive and negative evidence until we believe it is more likely than not that it is no longer necessary, resulting in an income tax benefit in the period such determination is made.

Significant judgment is required in evaluating our tax positions, and in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We establish reserves when, despite our belief that the income tax return positions are fully supportable, certain positions are likely to be challenged and we may ultimately not prevail in defending those positions.

For additional information, see Note 10. Income Taxes.

R. Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to World Kinect and available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per common share is computed by dividing net income attributable to World Kinect and available to common shareholders by the sum of the weighted average number of shares of common stock outstanding for the period and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued.

Potentially dilutive securities include share-based compensation awards, such as restricted stock subject to forfeitable dividends, non-vested restricted stock units ("RSUs"), performance stock units where the performance requirements have been met, and settled stock appreciation rights awards ("SSARs"), as well as the Convertible Notes discussed in Note 7. Debt, Interest Income, Expense, and Other Finance Costs. The dilutive effect of potentially dilutive share-based compensation awards is reflected in diluted earnings per common share by application of the treasury stock method, unless its impact is anti-dilutive. Under the treasury stock method, an increase in the fair market value of our common stock can result in a greater dilutive effect from potentially dilutive securities. The dilutive effect of the Convertible Notes is determined by application of the if-converted method. The if-converted method assumes that these securities were converted at the beginning of the reporting period to the extend that the effect is dilutive. The Convertible Notes would have a dilutive impact when the average market price of the Company's common stock for a given period exceeds the respective conversion price of the Convertible Notes.

For additional information, see Note 16. Earnings per Common Share.

S. Leases

We determine if an arrangement is a lease at contract inception. Determining whether a contract contains a lease includes judgment regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

As a lessee, we account for our lease-related assets and liabilities based on their classification as operating leases or finance leases, following the relevant accounting guidance. We have elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. We measure lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount we believe is probable we will pay the lessor under residual value guarantees when applicable. We discount lease payments based on our estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on our estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. We have elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

We assess right-of-use assets for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments are classified as Asset impairments within the Consolidated Statements of Income and Comprehensive Income.

For additional information, see Note 13. Leases.

T. Loss Contingencies

In determining whether an accrual for a loss contingency is required, we first assess the likelihood of occurrence of the future event or events that will confirm the loss. When a loss is probable (the future event or events are likely to occur) and the amount of the loss can be reasonably estimated, the estimated loss is accrued. If the reasonable estimate of the loss is a range and an amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued. However, if no amount within the range is a better estimate, the minimum amount in the range should be accrued.

When a loss is reasonably possible (the chance of the future event or events occurring is more than remote but less than likely), no accrual is recognized.

For additional information, see Note 10. Income Taxes and Note 11. Commitments and Contingencies.

2. Accounts Receivable

Accounts Receivable and Allowance for Credit Losses
When we extend credit on an unsecured basis, our exposure to credit losses depends on the financial condition of our customers and macroeconomic factors beyond our control, such as global economic conditions or adverse impacts in the industries we serve, changes in oil prices and political instability.

We actively monitor and manage our credit exposure and work to respond to both changes in our customers' financial conditions and macroeconomic events. Based on the ongoing credit evaluations of our customers, we adjust credit limits based upon payment history and our customers' current creditworthiness. However, because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected may ultimately need to be written off.

We had accounts receivable, net, of $2.7 billion and $3.3 billion and an allowance for expected credit losses, primarily related to accounts receivable, of $20.8 million and $17.3 million, as of December 31, 2023 and 2022, respectively. Changes to the expected credit loss provision during the year ended December 31, 2023 resulted from the Company's assessment of reasonable and supportable forward-looking information, including global economic outlook considerations. Based on an aging analysis as of December 31, 2023, 94% of our accounts receivable were outstanding less than 60 days.

The following table sets forth activities in our allowance for expected credit losses (in millions):

	2023	2022	2021
Balance as of January 1,	$ 17.3	$ 29.8	$ 57.3
Charges to allowance for credit losses	4.7	7.7	6.3
Write-off of uncollectible receivables	(1.5)	(22.3)	(35.3)
Recoveries of credit losses	0.3	1.5	1.4
Translation adjustments	(0.1)	0.6	0.1
December 31,	$ 20.8	$ 17.3	$ 29.8

Receivable Purchase Agreements

We have receivable purchase agreements ("RPAs") that allow for the sale of our qualifying accounts receivable in exchange for cash consideration equal to the total balance, less a discount margin, depending on the outstanding accounts receivable at any given time. During 2021, we amended our RPAs to, among other things, extend the renewal option term through 2024 and increase the aggregate purchase limit as well as the individual customer limits. During 2023, we amended one of our RPAs to, among other things, reduce the overall fee structure.

Accounts receivable sold under the RPAs are accounted for as sales and excluded from Accounts receivable, net of allowance for credit losses on the accompanying Consolidated Balance Sheets. Fees paid under the RPAs are recorded within Interest expense and other financing costs, net on the Consolidated Statements of Income and Comprehensive Income.

During the years ended December 31, 2023, 2022, and 2021, respectively, we sold receivables under the RPAs with an aggregate face value of $9.5 billion, $13.1 billion, and $9.2 billion and recognized fees of $37.6 million, $44.5 million, and $20.2 million.

3. Acquisitions

2022 Acquisitions

During the first quarter of 2022, we completed the acquisition of Flyers Energy Group, LLC ("Flyers") for a total purchase price of $795.0 million. Flyers' operations include transportation, commercial fleet fueling, lubricants distribution, and the supply of wholesale, branded and renewable fuels. The acquisition was accounted for as a business combination and is reported in the land segment.

The purchase price allocation was finalized during the third quarter of 2022. The following table summarizes the fair value of the aggregate consideration as well as the final allocation of the purchase price to the fair value of the assets acquired and liabilities assumed (in millions):

	Final Purchase Price Allocation
Consideration:	
Cash paid at closing	$ 642.7
Working capital adjustment paid to seller	2.3
Common stock issued to seller	50.0
Amount due to sellers [1]	100.0
Total fair value of consideration	$ 795.0
Assets acquired and liabilities assumed:	
Cash	$ 3.3
Accounts receivable	109.8
Inventory	50.9
Property, plant and equipment	126.6
Identifiable intangible assets subject to amortization [2]	162.5
Identifiable intangible assets not subject to amortization [3]	29.3
Accounts payable	(38.0)
Other assets and liabilities, net [4]	(37.3)
Net identifiable assets acquired	407.0
Goodwill [5]	388.0
Net assets acquired	$ 795.0

[1] In January 2023, $50.0 million of the remaining purchase consideration was paid to the seller. In January 2024, $49.8 million of the $50.0 million that remained due as of December 31, 2023 was paid to the seller.

[2] Identifiable intangible assets subject to amortization primarily consist of customer and network relationships and other identifiable assets which will be amortized over a weighted average life of 11.6 years.

[3] Identifiable intangible assets not subject to amortization include trademarks and trade names acquired.

[4] Includes the recognition of right of use assets of $45.0 million and lease liabilities of $46.0 million.

[5] Goodwill is attributable primarily to the expected synergies and other benefits that we believe will result from combining the acquired operations with the operations of our land segment. All of the goodwill assigned to the land segment was deductible for tax purposes.

Total revenue and income before income taxes of Flyers included in the Company's Consolidated Statement of Income and Comprehensive Income for the period from the date of acquisition through December 31, 2022 were $3.4 billion and $71.2 million, respectively.

The following presents unaudited pro forma combined financial information of the Company for the year ended December 31, 2021 as if the acquisition of Flyers had been completed on January 1, 2021 (in millions):

(unaudited)	For the Year Ended December 31, 2021
Revenue	$ 33,849.2
Net income attributable to World Kinect	$ 112.5

The unaudited pro forma combined financial information was based on the historical financial information of World Kinect and Flyers and includes (i) incremental amortization expense to be incurred based on the fair values of the identifiable intangible assets acquired; (ii) additional interest expense associated with the incremental borrowings under our Credit Facility to finance the acquisition; (iii) nonrecurring transaction costs recognized in connection with the transaction; and (iv) the tax effect of the pro forma adjustments as well as the recognition of income tax expense associated with Flyers' historical statements, calculated using statutory tax rates, as Flyers was comprised of limited liability companies not subject to federal and state income taxes prior to the acquisition. The unaudited pro forma combined financial information does not necessarily reflect what the combined company's financial condition or results of operations would have been had the transaction and the related financing occurred on the dates indicated. The unaudited pro forma financial information also may not be useful in predicting the future financial condition and results of operations of the combined company following the transaction. In addition, the unaudited pro forma combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the transaction, or the costs to achieve any such synergies.

During the year ended December 31, 2022, we also completed an acquisition within our aviation segment. The financial position, results of operations and cash flows of the acquisition have been included in our Consolidated Financial Statements since the acquisition date and did not have a material impact on our Consolidated Financial Statements as of and for the year ended December 31, 2022.

2021 Acquisition
On October 1, 2021, we completed the acquisition of a liquid fuel business which services business and residential customers for a total purchase price of $41.4 million. The transaction was accounted for as a business combination and is reported in our land segment.

4. Derivative Instruments

We are exposed to a variety of risks including but not limited to, changes in the prices of commodities that we buy or sell, changes in foreign currency exchange rates, changes in interest rates, and the creditworthiness of each of our counterparties. While we attempt to mitigate these fluctuations through hedging, such hedges may not be fully effective.

Our risk management program includes the following types of derivative instruments:

Fair Value Hedges. Derivative contracts we hold to hedge the risk of changes in the price of our inventory.

Cash Flow Hedges. Derivative contracts we execute to mitigate the risk of price and interest rate volatility in forecasted transactions.

Non-designated Derivatives. Derivatives we primarily transact to mitigate the risk of market price fluctuations in swaps or futures contracts, as well as certain forward fixed price purchase and sale contracts to hedge the risk of currency rate fluctuations and for portfolio optimization.

The following table summarizes the gross notional values of our derivative contracts used for risk management purposes (in millions):

	Unit	December 31, 2023
Commodity contracts:		
Long	BBL	87.9
Short	BBL	(89.1)
Foreign currency exchange contracts:		
Sell U.S. dollar, buy other currencies	USD	(916.9)
Buy U.S. dollar, sell other currencies	USD	884.3
Interest rate contract:		
Interest rate swap	USD	300.0

While the majority of our foreign currency exchange contracts and the volume related to our commodities contracts are expected to settle within the next year, our interest rate swap agreement matures in March 2025.

Assets and Liabilities

The following table presents the gross fair value of our derivative instruments and their locations on the Consolidated Balance Sheets (in millions):

Derivative Instruments	Consolidated Balance Sheets location	Gross Derivative Assets As of December 31,		Gross Derivative Liabilities As of December 31,	
		2023	2022	2023	2022
Derivatives designated as hedging instruments					
Commodity contracts	Other non-current assets	$ 0.3	$ —	$ —	$ —
	Short-term derivative liabilities, net	24.8	3.4	20.9	6.7
Interest rate contract	Short-term derivative assets, net	12.7	12.9	—	—
	Other non-current assets	2.2	11.9	—	—
Total derivatives designated as hedging instruments		39.9	28.2	20.9	6.7
Derivatives not designated as hedging instruments					
Commodity contracts	Short-term derivative assets, net	343.9	376.4	73.1	42.3
	Other non-current assets	139.8	293.3	17.2	66.9
	Short-term derivative liabilities, net	161.8	423.1	340.0	936.3
	Other long-term liabilities	121.2	201.8	217.9	399.8
Foreign currency contracts	Short-term derivative assets, net	24.7	21.8	9.8	18.5
	Other non-current assets	0.6	0.7	0.5	0.1
	Short-term derivative liabilities, net	8.7	2.0	18.3	19.8
	Other long-term liabilities	—	0.2	—	0.4
Total derivatives not designated as hedging instruments		800.8	1,319.2	676.8	1,484.1
Total derivatives		$ 840.7	$ 1,347.4	$ 697.8	$ 1,490.8

For information regarding our derivative instruments measured at fair value after netting and collateral, see Note 5. Fair Value Measurements.

The following amounts were recorded within our Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges (in millions):

Line Item in the Consolidated Balance Sheets in Which the Hedged Item is Included	Carrying Amount of Hedged Asset/ (Liabilities) As of December 31,		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Asset/(Liabilities) As of December 31,	
	2023	2022	2023	2022
Inventory	$ 55.3	$ 60.7	$ (1.3)	$ 1.2

Earnings and Other Comprehensive Income (Loss)

Derivatives Designated as Hedging Instruments

The following table presents, on a pre-tax basis, the location and amount of gains (losses) on fair value and cash flow hedges recognized in income in our Consolidated Statements of Income and Comprehensive Income (in millions):

	For the Year Ended December 31,								
	2023			**2022**			**2021**		
	Revenue	**Cost of revenue**	**Interest expense and other financing costs, net**	**Revenue**	**Cost of revenue**	**Interest expense and other financing costs, net**	**Revenue**	**Cost of revenue**	**Interest expense and other financing costs, net**
Total amounts of income and expense line items in which the effects of fair value or cash flow hedged are recorded	$47,710.6	$46,652.4	$ 127.7	$59,043.1	$57,954.1	$ 110.6	$31,337.0	$30,548.8	$ 40.2
Gains (losses) on fair value hedge relationships:									
Commodity contracts:									
Hedged item	—	0.8	—	—	43.9	—	—	22.1	—
Derivatives designated as hedging instruments	—	3.4	—	—	(52.0)	—	—	(24.3)	—
Gains (losses) on cash flow hedge relationships:									
Commodity contracts:									
Amount of gains (losses) reclassified from Accumulated other comprehensive income (loss) into Net income (loss)	0.2	—	—	(164.5)	2.6	—	(56.7)	319.0	—
Interest rate contract:									
Amount of gains (losses) reclassified from Accumulated other comprehensive income (loss) into Net income (loss)	—	—	14.0	—	—	(4.2)	—	—	(1.4)
Amount excluded from effectiveness testing recognized in earnings based on changes in fair value	—	—	—	—	—	—	—	—	—
Total amount of income and expense line items excluding the impact of hedges	$47,710.4	$46,656.7	$ 141.7	$59,207.7	$57,948.6	$ 106.5	$31,393.6	$30,865.6	$ 38.8

The following table presents, on a pre-tax basis, the amounts not recorded in Accumulated other comprehensive income (loss) due to intra-period settlement but recognized in Revenue and Cost of revenue in our Consolidated Statements of Income and Comprehensive Income (in millions):

Gain (Loss) Not Recorded in Accumulated other comprehensive income (loss) Due to Intra-Period Settlement	Location	Year Ended December 31,		
		2023	**2022**	**2021**
Commodity contracts	Revenue	$ (1.5)	$ (134.5)	$ (369.4)
Commodity contracts	Cost of revenue	$ (0.3)	$ 10.7	$ 11.0

For the years ended December 31, 2023, 2022 and 2021, there were no gains or losses recognized in earnings related to our fair value or cash flow hedges that were excluded from the assessment of hedge effectiveness.

As of December 31, 2023, on a pre-tax basis, $0.7 million is scheduled to be reclassified from Accumulated other comprehensive loss over the next twelve months as an increase to Cost of revenue related to designated commodity cash flow hedges that will mature within the next twelve months.

The following tables present the effect and financial statement location of our derivative instruments in cash flow hedging relationships on Accumulated other comprehensive income (loss) and in our Consolidated Statements of Income and Comprehensive Income (in millions):

Amount of Gain (Loss) Recognized in Accumulated other comprehensive income (loss), Net of Income Tax (Expense) Benefit	Year Ended December 31,		
	2023	2022	2021
Commodity contracts (Revenue)	$ —	$ (114.7)	$ 31.6
Commodity contracts (Cost of revenue)	(0.7)	2.1	166.1
Interest rate contracts (Interest expense and other financing costs, net)	3.0	11.3	5.5
Total gain (loss)	$ 2.4	$ (101.3)	$ 203.2

Amount of Gain (Loss) Reclassified from Accumulated other comprehensive income (loss) into Net income (loss), Net of Income Tax (Expense) Benefit	Location	Year Ended December 31,		
		2023	2022	2021
Commodity contracts	Revenue	$ 0.2	$ (121.7)	$ (43.0)
Commodity contracts	Cost of revenue	—	1.9	237.7
Interest rate contracts	Interest expense and other financing costs, net	10.3	(3.1)	(1.0)
Total gain (loss)		$ 10.5	$ (122.9)	$ 193.6

Derivatives Not Designated as Hedging Instruments

The following table presents the amount and financial statement location in our Consolidated Statements of Income and Comprehensive Income of realized and unrealized gains (losses) recognized on derivative instruments not designated as hedging instruments (in millions):

Derivative Instruments - Non-designated	Location	Year Ended December 31,		
		2023	2022	2021
Commodity contracts	Revenue	$ (190.5)	$ 230.7	$ 88.4
	Cost of revenue	(41.4)	0.6	(14.2)
		(231.9)	231.3	74.2
Foreign currency contracts	Revenue	(8.0)	(1.7)	1.1
	Other income (expense), net	2.3	3.3	1.6
		(5.6)	1.6	2.7
Total gains (losses)		$ (237.5)	$ 232.9	$ 76.9

Credit-Risk-Related Contingent Features

We enter into derivative contracts which may require us to post collateral periodically. Certain of these derivative contracts contain credit-risk-related contingent clauses which are triggered by credit events, such as a credit downgrade or if certain defined financial ratios fall below an established threshold. The occurrence of these credit events may require us to post additional collateral or immediately settle the derivative instrument.

The following table presents the potential collateral requirements for derivative liabilities with credit-risk-related contingent features (in millions):

	As of December 31,	
	2023	2022
Net derivative liability positions with credit contingent features	$ 99.1	$ 72.5
Collateral posted and held by our counterparties	—	(28.7)
Maximum additional potential collateral requirements	$ 99.1	$ 43.8

5. Fair Value Measurements

The carrying amounts of cash and cash equivalents, net accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value based on their short-term maturities. With the exception of the Convertible Notes issued in June 2023, as discussed in Note 7. Debt, Interest Income, Expense, and Other Finance Costs, the carrying values of our debt and notes receivable approximate fair value as these instruments bear interest either at variable rates or fixed rates, which are not significantly different from market rates. The fair value measurements for our debt and notes receivable are considered to be Level 2 measurements based on the fair value hierarchy.

Recurring Fair Value Measurements

The following tables present information about our gross assets and liabilities that are measured at fair value on a recurring basis (in millions):

	Fair Value Measurements as of December 31, 2023			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Assets:				
Commodities contracts	$ 220.0	$ 560.2	$ 11.6	$ 791.8
Interest rate contract	—	14.8	—	14.8
Foreign currency contracts	—	34.1	—	34.1
Cash surrender value of life insurance	—	16.5	—	16.5
Total assets at fair value	$ 220.0	$ 625.6	$ 11.6	$ 857.3
Liabilities:				
Commodities contracts	$ 322.1	$ 345.3	$ 1.8	$ 669.1
Foreign currency contracts	—	28.7	—	28.7
Total liabilities at fair value	$ 322.1	$ 373.9	$ 1.8	$ 697.8

	Fair Value Measurements as of December 31, 2022			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Assets:				
Commodities contracts	$ 496.2	$ 797.6	$ 4.2	$ 1,298.0
Interest rate contract	—	24.7	—	24.7
Foreign currency contracts	—	24.7	—	24.7
Cash surrender value of life insurance	—	14.4	—	14.4
Total assets at fair value	$ 496.2	$ 861.4	$ 4.2	$ 1,361.8
Liabilities:				
Commodities contracts	$ 497.4	$ 951.2	$ 3.4	$ 1,452.1
Interest rate contract	—	—	—	—
Foreign currency contracts	—	38.7	—	38.7
Total liabilities at fair value	$ 497.4	$ 989.9	$ 3.4	$ 1,490.8

For our derivative contracts, we may enter into master netting, collateral and offset agreements with counterparties. These agreements provide us the ability to offset a counterparty's rights and obligations, request additional collateral when necessary, or liquidate the collateral in the event of counterparty default. We net the fair value of cash collateral paid or received against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting or offset agreement.

We have elected to offset the recognized fair value amounts for multiple derivative instruments executed with the same counterparty in our financial statements when a legal right of offset exists. The following tables summarize those derivative balances subject to the right of offset as presented on our Consolidated Balance Sheets (in millions):

	Fair Value as of December 31, 2023					
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Cash Collateral	Gross Amounts Without Right of Offset	Net Amounts
Assets:						
Commodities contracts	$ 791.8	$ 399.0	$ 392.8	$ 45.2	$ —	$ 347.7
Interest rate contract	14.8	—	14.8	—	—	14.8
Foreign currency contracts	34.1	19.1	15.0	—	—	15.0
Total assets at fair value	$ 840.7	$ 418.0	$ 422.7	$ 45.2	$ —	$ 377.5
Liabilities:						
Commodities contracts	$ 669.1	$ 399.0	$ 270.1	$ 100.5	$ —	$ 169.7
Foreign currency contracts	28.7	19.1	9.6	—	—	9.6
Total liabilities at fair value	$ 697.8	$ 418.0	$ 279.7	$ 100.5	$ —	$ 179.2

	Fair Value as of December 31, 2022					
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Cash Collateral	Gross Amounts Without Right of Offset	Net Amounts
Assets:						
Commodities contracts	$ 1,298.0	$ 756.8	$ 541.1	$ 79.3	$ —	$ 461.9
Interest rate contract	24.7	—	24.7	—	—	24.7
Foreign currency contracts	24.7	20.9	3.8	—	—	3.8
Total assets at fair value	$ 1,347.4	$ 777.7	$ 569.7	$ 79.3	$ —	$ 490.5
Liabilities:						
Commodities contracts	$ 1,452.1	$ 755.6	$ 696.4	$ 243.1	$ —	$ 453.3
Interest rate contract	—	—	—	—	—	—
Foreign currency contracts	38.7	22.1	16.7	—	—	16.7
Total liabilities at fair value	$ 1,490.8	$ 777.7	$ 713.1	$ 243.1	$ —	$ 470.0

At December 31, 2023 and 2022, we did not present any amounts gross on our Consolidated Balance Sheets where we had the right to offset.

Concentration of Credit Risk
Our individual over-the-counter ("OTC") counterparty exposure is managed within predetermined credit limits and includes the use of cash-call margins when appropriate, thereby reducing the risk of significant nonperformance. At December 31, 2023, two of our counterparties with a total exposure of $129.2 million represented over 10% of our credit exposure to OTC derivative counterparties, for which we held cash collateral of $44.3 million.

Nonrecurring Fair Value Measurements
During the fourth quarter of 2023, we identified impairment indicators with respect to two of our investments as well as certain long-lived assets, as discussed below.

We identified an other-than-temporary impairment with respect to an equity method investment in a non-core business due to the inability of the investee to sustain an earning capacity at the pre-pandemic levels. The investment was written down to its fair value of $19.1 million (15.0 million GBP) as of December 31, 2023, resulting in the recognition of an impairment loss of $14.1 million during the three months ended December 31, 2023 and is recorded within Asset impairments on the Consolidated Statements of Income and Comprehensive Income and reported in our corporate segment. The fair value of the investment was measured using a combination of an income approach based on estimated future cash flows available to us as of the measurement date and a market approach using a selection of global companies comparable with the operations of the investee to derive market-based multiples. Due to the significance of unobservable inputs, including expected growth rates, the measurement is categorized as Level 3.

Additionally, we were notified that one of our investee's, accounted for as a cost method investment, is not able to raise capital and therefore intends to restructure its operations. As a result, the fair value of the investment was determined to be nominal and the investment was fully impaired. An impairment loss of $5.0 million was recognized during the three months ended December 31, 2023 and is recorded within Asset impairments on the Consolidated Statements of Income and Comprehensive Income and reported in our corporate segment. Due to the significance of unobservable inputs the measurement is categorized as Level 3.

The fair values of nonrecurring assets or liabilities measured using Level 3 inputs were not material as of December 31, 2022. The Flyers assets acquired and liabilities assumed were measured and recorded at their acquisition date fair values during the year ended December 31, 2022 as discussed in Note 3. Acquisitions.

During the fourth quarter of 2023 and the second quarter of 2021, we identified impairment indicators with respect to an asset group within the land segment. In each case, we determined that the carrying amount was not recoverable and recognized asset impairment charges of $2.2 million and $4.7 million during the years ended December 31, 2023 and 2021, respectively. The impairments are recorded within Asset impairments on the Consolidated Statements of Income and Comprehensive Income and reported in our land segment. The fair value of the asset group was measured using an income approach based on estimated future cash flows as of the measurement date. Due to the significance of unobservable inputs, the measurements are categorized as Level 3.

6. Goodwill and Identifiable Intangible Assets

Goodwill
The following table provides information regarding changes in goodwill (in millions):

	Aviation Segment	Land Segment	Total
As of December 31, 2021	$ 400.1	$ 461.8	$ 861.9
2022 acquisitions [1]	0.7	388.0	388.7
Foreign currency translation of non-USD functional currency subsidiary goodwill	(3.2)	(14.4)	(17.6)
As of December 31, 2022	397.6	835.3	1,233.0
2023 acquisitions	—	3.0	3.1
Adjustment for sale of business	—	(4.0)	(4.0)
Foreign currency translation of non-USD functional currency subsidiary goodwill	0.6	5.3	5.9
As of December 31, 2023	$ 398.3	$ 839.7	$ 1,238.0

[1] See Note 3. Acquisitions for additional information.

Identifiable Intangible Assets

The following table provides information about our identifiable intangible assets (in millions):

	As of December 31, 2023			As of December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization [1]	Net	Gross Carrying Amount	Accumulated Amortization [1]	Net
Intangible assets subject to amortization:						
Customer relationships	$ 512.4	$ 322.6	$ 189.8	$ 509.0	$ 292.6	$ 216.4
Supplier agreements	69.0	30.2	38.8	69.0	25.0	44.0
Others	55.2	34.6	20.6	54.3	32.1	22.2
Total intangible assets subject to amortization	636.5	387.4	249.2	632.2	349.7	282.5
Intangible assets not subject to amortization:						
Trademark / trade name rights	50.5	—	50.5	53.6	—	53.6
Total intangible assets	$ 687.1	$ 387.4	$ 299.7	$ 685.9	$ 349.7	$ 336.2

[1] Includes the impact of foreign exchange.

Intangible amortization expense for 2023, 2022 and 2021 was $36.2 million, $43.4 million and $30.1 million, respectively.

The future estimated amortization of our identifiable intangible assets is as follows (in millions):

Year Ended December 31,	
2024	$ 35.0
2025	33.2
2026	28.0
2027	23.6
2028	21.2
Thereafter	108.3
Total	$ 249.2

7. Debt, Interest Income, Expense, and Other Finance Costs

Long-Term Debt
Our outstanding debt consists of the following (in millions):

	As of December 31,	
	2023	2022
Credit Facility	$ —	$ 339.0
Term Loan	476.4	488.4
Convertible Notes [1]	338.5	—
Finance leases [2]	15.7	15.4
Other [3]	57.3	2.9
Total debt	887.9	845.7
Less: Current maturities of long-term debt and finance leases	78.8	15.8
Long-term debt	$ 809.1	$ 829.9

[1] The Convertible Notes conversion feature did not require separate accounting. As a result, a liability was recognized for the aggregate principal, net of issuance costs. As of December 31, 2023 the net carrying amount of the Convertible Notes includes the aggregate principal amount of $350.0 million, net of unamortized debt issuance costs of $11.5 million. As of December 31, 2023, the fair value of the Convertible Notes is estimated to

be approximately $354.1 million using the Level 2 observable input of quoted market prices in an inactive market.

(2) See Note 13. Leases for additional information.

(3) Includes secured borrowings of $53.6 million (EUR 48.5) as of December 31, 2023 for the transfer of tax receivables.

Annual Maturities

As of December 31, 2023, the aggregate annual maturities of debt are as follows (in millions):

Year Ended December 31,		
2024	$	76.5
2025		28.8
2026		25.5
2027		406.0
2028		350.3
Thereafter		0.9
Total	$	887.9

Issuance of Convertible Debt

On June 26, 2023, we issued $350.0 million aggregate principal amount of 3.250% Convertible Senior Notes due 2028 (the "Convertible Notes"), which reflects the exercise in full of an option to purchase up to an additional $50.0 million in principal amount of the Convertible Notes.

The Convertible Notes mature on July 1, 2028, unless earlier converted, redeemed or repurchased. We may not redeem the Convertible Notes prior to July 6, 2026. Thereafter and until the 61st scheduled trading day immediately preceding the maturity date, we may redeem for cash, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide the related Notice of Redemption. Prior to March 1, 2028, the Convertible Notes will be convertible at the option of the holders only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2023 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which, for each trading day of that period, the Trading Price (as defined in the Indenture), as determined following a request by a holder of Convertible Notes in accordance with the procedures described in the Indenture, per $1,000 principal amount of Convertible Notes for such trading day was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call such Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Convertible Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events described in the Indenture. Thereafter and until the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders may convert regardless of the foregoing conditions.

The Convertible Notes are senior, unsecured obligations that bear interest at a rate of 3.250% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2024. The initial conversion rate was 35.1710 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $28.43 per share. The conversion rate will be subject to adjustment upon the occurrence of certain events but will not be adjusted for accrued and unpaid interest.

Upon conversion, the Convertible Notes will be settled in cash up to the aggregate principal amount of the Convertible Notes to be converted, and in cash, shares of common stock or any combination thereof, at our option, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount.

In connection with the pricing of the Convertible Notes, we entered into convertible note hedge transactions and warrant transactions. The cost of the convertible note hedge transactions was approximately $70.5 million. The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, the number of shares of common stock that initially underlie the Convertible Notes, and have an initial strike price equal to the initial conversion price of the Convertible Notes. Separately, we received $40.0 million of proceeds from the sale of warrants to acquire, subject to anti-dilution adjustments, the same amount of shares at an initial strike price of $40.14 per share. The net cost of $30.5 million was recorded as a reduction to additional paid-in capital in the Consolidated Statements of Shareholders' Equity.

Credit Agreement

Our Credit Agreement matures in April 2027 and provides for a revolving credit facility and term loan borrowings. On April 1, 2022, we entered into Amendment No. 8 to the Fourth Amended and Restated Credit Agreement, as further modified by Amendment No. 9 dated July 12, 2022 (as amended, the "Credit Agreement"), to: (i) increase the revolving credit facility provided under the Credit Agreement (the "Credit Facility") to $1.5 billion and provide a term loan of $500.0 million ("Term Loan"), thereby replacing the existing term loan and increasing the total facility to $2.0 billion; (ii) modify the pricing of the loans, including the reference rates for various currencies to reflect the discontinuation of LIBOR; (iii) extend the maturity to April 1, 2027; and (iv) modify certain financial and other covenants to provide greater operating flexibility.

Under the Credit Facility, up to $1.5 billion aggregate principal amount may be borrowed, repaid and redrawn, based upon specific financial ratios and subject to the satisfaction of other customary conditions to borrowing. Our Credit Facility includes a sublimit of $400.0 million for the issuance of letters of credit and bankers' acceptances, and we have the right to request increases in available borrowings up to an additional $200.0 million, subject to the satisfaction of certain conditions.

As of December 31, 2023 and 2022, we had issued letters of credit under the Credit Facility totaling $138.1 million and $38.3 million, respectively. As of December 31, 2023 and 2022, the unused portion of our Credit Facility was $1.4 billion and $1.1 billion, respectively. The unused portion of our Credit Facility is limited by, among other things, our consolidated total leverage ratio, which limits the total amount of indebtedness we may incur, and may, therefore, fluctuate from period to period.

Borrowings under our Credit Facility and Term Loan related to base rate loans or Eurodollar rate loans bear floating interest rates plus applicable margins. As of December 31, 2023, the applicable margins for base rate loans and Eurodollar rate loans were 0.875% and 1.875%, respectively.

Our Credit Agreement contains certain financial and other covenants with which we are required to comply. As of December 31, 2023, we were in compliance with all financial covenants contained in our Credit Agreement.

Other Credit Lines

Outside of our Credit Facility, we have other uncommitted credit lines primarily for the issuance of letters of credit, bank guarantees and bankers' acceptances. These credit lines are renewable on an annual basis and are subject to fees at market rates. As of December 31, 2023 and 2022, our outstanding letters of credit and bank guarantees under these credit lines totaled $437.1 million and $523.1 million, respectively.

Substantially all of the letters of credit and bank guarantees issued under our Credit Facility and the uncommitted credit lines were provided to suppliers in the normal course of business and generally expire within one year of issuance. Expired letters of credit and bank guarantees are renewed as needed.

Interest Income, Expense, and Other Financing Costs

The following table provides additional information about our interest income (expense), and other financing costs, net (in millions):

	Year Ended December 31,		
	2023	2022	2021
Interest income	$ 7.8	$ 6.8	$ 7.0
Interest expense and other financing costs	(135.5)	(117.4)	(47.2)
Interest expense and other financing costs, net	$ (127.7)	$ (110.6)	$ (40.2)

The weighted average interest rate on our short-term debt, excluding secured borrowings, was 6.9% and 5.2% as of December 31, 2023 and 2022, respectively.

During the year ended December 31, 2023, we recognized interest expense of $7.2 million associated with our Convertible Notes, which consisted of $6.0 million related to the 3.250% coupon rate and $1.2 million from the amortization of debt issuance costs.

8. Property and Equipment

The amount of property and equipment and their respective estimated useful lives are as follows (in millions):

	As of December 31,		Estimated
	2023	**2022**	**Useful Lives**
Land	$ 81.9	$ 72.8	Indefinite
Buildings and leasehold improvements	108.4	103.6	3 - 40 years
Office equipment, furniture and fixtures	14.1	15.7	3 - 7 years
Computer equipment and software costs	329.2	292.2	3 - 9 years
Machinery, equipment and vehicles [(1)]	433.4	395.4	3 - 40 years
Total property and equipment	966.9	879.6	
Less: Accumulated depreciation and amortization [(1)]	451.6	395.4	
Total property and equipment, net	$ 515.3	$ 484.2	

[(1)] Includes right of use assets associated with finance leases. See Note 13. Leases for additional information.

For 2023, 2022 and 2021, we recorded depreciation expense of $68.3 million, $64.4 million and $50.8 million, respectively.

The amount of computer software costs, including capitalized internally developed software costs and certain hosting arrangement costs, included in property and equipment are as follows (in millions):

	As of December 31,	
	2023	**2022**
Computer software costs	$ 289.2	$ 249.5
Less: Accumulated amortization	175.0	150.2
Computer software costs, net	$ 114.2	$ 99.3

Included in capitalized computer software costs are costs incurred in connection with software development in progress of $0.9 million and $5.2 million as of December 31, 2023 and 2022, respectively. For 2023, 2022 and 2021, we recorded amortization expense related to computer software costs of $25.4 million, $21.0 million and $17.6 million, respectively.

9. Revenue from Contracts with Customers

The majority of our consolidated revenues are generated through the sale of fuel and fuel-related products. Our contracts with customers, which are primarily master sales agreements in combination with different types of nominations or standalone agreements, generally require us to deliver fuel and fuel-related products, while other arrangements require us to complete agreed-upon services. As our contracts go through a formal credit approval process, we only enter into contracts when we determine the amount we expect to be entitled to is probable of collection. Our billing and payment terms generally include monthly invoicing with average payment terms of one to three months.

We have concluded that each gallon or barrel represents a separate performance obligation, and revenue is recognized at the point in time when control of each gallon or barrel transfers to our customer. We may incur costs for the transportation of products to the delivery points. Reimbursements of such costs are normally included in the transaction price.

Our contracts may contain fixed pricing, variable pricing, or a combination. The pricing structures of our fuel sales that involve variable prices, such as market or index-based pricing or reimbursements of costs, typically correspond to our efforts to transfer the promised fuel, and we recognize revenue based on those variable prices for the related gallons or barrels that we have delivered.

Our contracts with customers may include multi-year sales contracts, which are priced at market-based indices and require minimum volume purchase commitments from our customers. The consideration expected from these contracts is considered variable due to the market-based pricing and the variability is not resolved until delivery is made to our customers. We also have fixed price fuel and fuel-related product sale contracts with a contract term of less than one year (typically one month).

We also earn an immaterial amount of revenue from contracts to provide services, including energy procurement advisory services, international trip planning support, and transaction and payment management processing, which typically represent a single performance obligation for the series of daily services.

Disaggregated Revenue

The following table presents our revenues from contracts with customers disaggregated by major geographic areas, based on the country of incorporation of the relevant subsidiary (in millions):

	For the Year Ended December 31,		
	2023	2022	2021
Aviation	$ 1,151.9	$ 1,200.9	$ 682.8
Land	153.9	9.9	36.8
Marine	4,235.6	5,851.6	3,419.5
Asia Pacific	5,541.5	7,062.4	4,139.2
Aviation	4,320.6	4,481.0	1,903.1
Land	3,224.8	4,141.1	2,491.8
Marine	2,475.9	3,739.7	2,364.6
EMEA	10,021.2	12,361.8	6,759.5
Aviation	4,167.4	4,703.5	2,092.4
Land	1,010.4	907.1	590.6
Marine	806.0	1,099.7	621.3
LATAM	5,983.8	6,710.3	3,304.3
Aviation	13,625.0	16,689.0	8,533.1
Land	10,993.5	14,028.8	7,251.5
Marine	1,728.7	2,263.7	1,220.0
North America	26,347.3	32,981.6	17,004.7
Other revenues (excluded from ASC 606) [1]	(183.2)	(72.9)	129.2
Total revenue	$ 47,710.6	$ 59,043.1	$ 31,337.0

[1] Includes revenue from derivatives, leases, and other transactions that we account for under separate guidance.

Accounts Receivable, Contract Assets, and Contract Liabilities

The nature of the receivables related to revenue from contracts with customers and other revenues (excluded from ASC 606) are substantially similar, as they are both generated from transactions with the same type of counterparties (e.g., separate fuel sales and storage lease with the same counterparty) and are entered into utilizing the same credit approval and monitoring procedures for all customers. As such, we believe the risk associated with the cash flows from the different types of receivables is not meaningful to separately disaggregate the accounts receivable balance presented on our Consolidated Balance Sheets. As of December 31, 2023 and 2022, the contract assets and contracts liabilities recognized by the Company were not material.

10. Income Taxes

Income Tax Provision (Benefit)
U.S. and foreign income before income taxes consist of the following (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
United States	$ (34.8)	$ (90.3)	$ (47.7)
Foreign	101.5	235.4	147.8
Income (loss) before income taxes	$ 66.7	$ 145.1	$ 100.0

Our total income tax provision (benefit) related to income before income taxes consists of the following components (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Current:			
U.S. federal statutory tax	$ 8.9	$ 4.2	$ 4.4
State	2.4	2.2	1.4
Foreign	23.4	42.9	22.4
Current income tax expense (benefit)	34.8	49.2	28.2
Deferred:			
U.S. federal statutory tax	(12.7)	(4.6)	2.2
State	(1.1)	0.6	2.7
Foreign	(16.9)	(14.5)	(12.5)
Deferred income tax expense (benefit)	(30.7)	(18.5)	(7.6)
Non-current tax expense (income) [1]	8.9	(1.5)	5.3
Total provision for income taxes	$ 13.0	$ 29.2	$ 25.8

[1] Non-current tax expense (income) is primarily related to income tax associated with the reserve for uncertain tax positions, including associated interest and penalties.

Income Tax Rate Reconciliation
A reconciliation of the tax provision calculated using the U.S. federal statutory income tax rate to our tax provision is as follows (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Tax provision based on U.S. federal statutory tax rate	$ 14.0	$ 30.5	$ 21.0
Foreign rates varying from federal statutory tax rate	(1.5)	(5.4)	(10.3)
State income taxes, net of U.S. federal income tax benefit	7.5	0.7	1.8
U.S. taxes on foreign earnings and other tax reform impacts	9.4	29.7	11.1
Uncertain tax positions	8.9	(1.5)	5.3
Statutory adjustments, including foreign currency and tax rate changes	(9.2)	(3.8)	0.6
Non-taxable interest income & non-deductible interest expense	(3.3)	2.1	(2.1)
Valuation allowances	(10.9)	(13.3)	(6.6)
Non-deductible officer compensation	1.8	1.0	1.5
Withholding tax	8.0	7.8	6.2
Foreign tax credit	(13.2)	(25.0)	(5.6)
Other	1.5	6.6	2.9
Total provision for income taxes	$ 13.0	$ 29.2	$ 25.8

For the year ended December 31, 2023, our income tax provision was $13.0 million and our effective income tax rate was 19.5%. Our income tax provision for the year ended December 31, 2023 includes a net discrete income tax benefit of $5.4 million, which includes a benefit of $7.5 million related to the reversal of valuation allowances previously recorded against deferred tax assets of certain foreign subsidiaries and states, as well as a benefit of $4.8 million related to return-to-provision adjustments, partially offset by a net expense of $6.9 million related to the remeasurement of uncertain tax positions and other worldwide adjustments.

For the year ended December 31, 2022, our income tax provision was $29.2 million and our effective income tax rate was 20.2%. Our income tax provision for the year ended December 31, 2022 included a net discrete income tax benefit of $15.5 million, of which a benefit of $14.9 million related to the reversal of valuation allowances previously recorded against the deferred tax assets of certain foreign subsidiaries and a benefit of $2.7 million related to the remeasurement of uncertain tax positions, partially offset by other worldwide tax adjustments.

We have analyzed our global working capital and cash requirements and the potential tax liabilities attributable to repatriation and have determined that we intend to continue our assertion that the earnings of certain of our non-U.S. subsidiaries are indefinitely reinvested. At December 31, 2023, $1.1 billion of our foreign earnings were permanently reinvested in non-US business operations. For these investments, if not reinvested indefinitely, we could potentially owe approximately $227.3 million in foreign withholding tax. We also have $724.1 million of accumulated foreign earnings that are actually or deemed repatriated, for which we have estimated the associated foreign withholding and state income tax effects to be $12.0 million for the year ended December 31, 2023.

Deferred Tax Assets and Liabilities
The temporary differences which comprise our net deferred tax liabilities are as follows (in millions):

	As of December 31,	
	2023	2022
Gross Deferred Tax Assets:		
Bad debt reserve and accrued expenses	$ 15.8	$ 12.0
Net operating loss	69.1	56.7
Accrued and other share-based compensation	26.0	26.1
U.S. foreign income tax credits	15.8	8.3
Interest expense limitations	45.8	26.6
Other	7.1	7.2
Total gross deferred tax assets	179.6	136.8
Less: Valuation allowance [(1)]	15.2	26.1
Gross deferred tax assets, net of valuation allowance	164.5	110.7
Gross Deferred Tax Liabilities:		
Depreciation	(32.2)	(26.7)
Goodwill and intangible assets	(84.4)	(70.8)
Unrealized foreign exchange, derivatives, and cash flow hedges	(6.7)	(7.0)
Deferred tax costs on foreign unrepatriated earnings	(12.0)	(11.8)
Other	(4.9)	(4.3)
Total gross deferred tax liabilities	(140.3)	(120.6)
Net deferred tax liability	$ —	$ 9.9
Net deferred tax asset	$ 24.2	$ —
Reported on the Consolidated Balance Sheets as:		
Other non-current assets for deferred tax assets, non-current	$ 83.4	$ 68.0
Non-current income tax liabilities, net for deferred tax liabilities, non-current	$ 59.2	$ 77.9

[(1)] During the year ended December 31, 2023, we recognized additional valuation allowances of $0.2 million relating primarily to the 2023 results of certain our worldwide entities and released valuation allowances totaling $11.1 million relating to certain of our US and non-US entities.

As of December 31, 2023 and 2022, we had gross net operating losses ("NOLs") of approximately $451.2 million and $455.7 million, respectively. The NOLs as of December 31, 2023 originated in various U.S. states and non-U.S. countries. We have recorded a deferred tax asset of $69.1 million reflecting the benefit of the NOL carryforward as of December 31, 2023. This deferred tax asset expires as follows (in millions):

Net Operating Loss	Expiration Date		Deferred Tax Asset
US States	2024-2043	$	8.5
US States	Indefinite		3.8
Foreign	2024-2043		8.1
Foreign	Indefinite		48.7
Total		$	69.1

We assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2023, a valuation allowance of $15.2 million exists on the deferred tax assets that are not expected to be realized, $9.6 million of which relates to the deferred tax asset for NOLs. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

Singapore Tax Concession
We have operated under a special income tax concession in Singapore since 2008, which is subject to renewal. Our current five-year income tax concession period ended on December 31, 2022 and was renewed for an additional five-year period beginning January 1, 2023. It remains conditional upon our meeting certain employment and investment thresholds which, if not met in accordance with our agreement, may eliminate the benefit beginning with the first year in which the conditions are not satisfied. The income tax concession reduces the income tax rate on qualified sales and derivative gains and losses.

The decrease to our foreign income taxes from the Singapore tax concession was as follows (in millions, except per share amounts):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Singapore tax concession impact on foreign income tax	$	(2.1)	$	(3.3)	$	(1.1)
Impact on basic earnings per share	$	(0.03)	$	(0.05)	$	(0.02)
Impact on diluted earnings per share	$	(0.03)	$	(0.05)	$	(0.02)

Income Tax Contingencies
We record gross assets and liabilities for unrecognized income tax benefits ("Unrecognized Tax Assets" and "Unrecognized Tax Liabilities", respectively) in our Consolidated Balance Sheets.

During the year ended December 31, 2023, we recorded a net increase of Unrecognized Tax Liabilities of $5.0 million and a net increase to Unrecognized Tax Assets of $2.8 million. In addition, during the year ended December 31, 2023, we recorded an increase of $1.9 million to our Unrecognized Tax Liabilities related to a foreign currency translation loss, which is included in Other income (expense), net in the accompanying Consolidated Statements of Income and Comprehensive Income. As of December 31, 2023, our Unrecognized Tax Liabilities, including penalties and interest, were $106.4 million and our Unrecognized Tax Assets were $21.1 million.

During the year ended December 31, 2022, we recorded a net decrease of $7.0 million of liabilities related to Unrecognized Tax Liabilities and a net decrease of $5.6 million in assets related to Unrecognized Tax Assets. In addition, during the year ended December 31, 2022, we recorded a decrease of $2.9 million to our Unrecognized Tax Liabilities related to a foreign currency translation gain, which is included in Other income (expense), net in the accompanying Consolidated Statements of Income and Comprehensive Income. As of December 31, 2022, our Unrecognized Tax Liabilities, including penalties and interest, were $93.5 million and our Unrecognized Tax Assets were $18.2 million.

The following is a tabular reconciliation of the total amounts of gross Unrecognized Tax Liabilities for the year (in millions):

	2023	2022	2021
Gross Unrecognized Tax Liabilities – opening balance	$ 68.1	$ 75.1	$ 78.2
Gross increases – tax positions in prior period	7.7	2.2	2.4
Gross decreases – tax positions in prior period	(0.4)	(8.0)	(6.1)
Gross increases – tax positions in current period	1.4	2.0	3.5
Settlements	(0.5)	(1.6)	—
Payments	—	1.6	—
Lapse of statute of limitations	(3.2)	(3.3)	(2.9)
Gross Unrecognized Tax Liabilities – ending balance	$ 73.1	$ 68.1	$ 75.1

If our gross Unrecognized Tax Liabilities, net of our Unrecognized Tax Assets of $21.1 million, as of December 31, 2023, are settled by the taxing authorities in our favor or otherwise resolved, our income tax expense would be reduced by $52.0 million (exclusive of interest and penalties) in the period the matter is considered settled or resolved in accordance with ASC 740. This would have the impact of reducing our 2023 effective income tax rate by 78.6%. As of December 31, 2023, it is reasonably possible that approximately $4.5 million of our unrecognized income tax liabilities may decrease within the next twelve months due to the expiration of statutes of limitations.

We record accrued interest and penalties related to unrecognized income tax benefits as income tax expense. Related to the uncertain income tax benefits noted above, for interest we recorded expense of $5.1 million, $2.0 million and $2.6 million during the years ended December 31, 2023, 2022, and 2021, respectively. For penalties, we recorded expense of $2.8 million, expense of $0.3 million, and income of $0.3 million during the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023 and 2022, we had recognized liabilities of $25.9 million and $20.8 million for interest and $7.5 million and $4.6 million for penalties, respectively.

We have various tax returns under examination both in the U.S. and foreign jurisdictions. The most material of these is in Denmark for the 2013 - 2019 tax years, where one of our subsidiaries has been under audit since 2018. Through December 31, 2023, we have received final tax assessments for the 2013 and 2014 tax years that were immaterial, a proposed tax assessment for the 2015 tax year of approximately $14.2 million (DKK 96.1 million), and proposed tax assessments for the 2016 and 2017 tax years of approximately $19.8 million (DKK 133.8 million) and $23.0 million (DKK 155.5 million), respectively. We believe these assessments are without merit and are vigorously defending against the actions. We have not yet received any proposed assessments related to the 2018 - 2019 tax years, which could be materially larger than the previous assessments if a similar methodology is applied.

During the year ended December 31, 2022, we agreed to a settlement for the 2011 to 2014 tax years of the Korean branch of one of our subsidiaries for approximately $1.6 million (KRW 2.0 billion), including tax, interest, and penalties. The income tax examination for these years is now closed.

In April 2023, we received notification that the U.S. examinations of our 2017 and 2018 tax years are closed as expected. The U.S. IRS examination for our 2019 tax year was closed during the year ended December 31, 2022, without any adjustments.

An unfavorable resolution of one or more of the above matters could have a material adverse effect on our operating results or cash flows in the quarter or year in which the adjustments are recorded, or the tax is due or paid. As examinations are still in process or have not yet reached the final stages of the appeals process, the timing of the ultimate resolution or payments that may be required cannot be determined at this time.

In many cases, our uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The following table summarizes open tax years by major jurisdiction:

	Open Tax Year	
Jurisdiction	**Examination in progress**	**Examination not yet initiated**
Denmark	2013-2019	2020-2023
United States	None	2020-2023
United Kingdom	None	2020-2023
Singapore	None	2020-2023
Other non-U.S.	None	2013-2023

On October 4, 2021, 136 members of the Organization for Economic Co-operation and Development ("OECD") agreed to a global minimum tax rate of 15%. On December 20, 2021, OECD published its model rules on the agreed minimum tax known as the Global Anti-Base Erosion ("GloBE") rules. The GloBE rules provide a framework for a coordinated multi-country system of taxation intended to ensure large multinational enterprise groups pay a minimum level of tax on the income arising in each of the jurisdictions where they operate. On December 14, 2022, the European Council approved its directive to implement Pillar Two of the GloBE rules regarding a 15% global minimum tax rate. Many EU countries have already indicated they plan to enact certain provisions of this directive as of January 1, 2024. In addition, many G20 nations have indicated their plan to follow the OECD guidance as early as January 1, 2024. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates. The legislation will be effective for the Company's financial year beginning January 1, 2024.

The assessment of the Company's potential exposure to Pillar Two is based on the most recent tax filings, country-by-country reporting, and financial statements. While the Company has identified no material exposure from Pillar Two income taxes, we continue to assess the exposure and expects to complete the assessment in the first quarter of 2024.

11. Commitments and Contingencies

Surety Bonds
In the normal course of business, we are required to post bid, performance, and other surety-related bonds. The majority of the surety bonds posted relate to our aviation and land segments. We had outstanding bonds that were executed in order to satisfy various security requirements of $71.9 million and $59.7 million as of December 31, 2023 and 2022, respectively.

Sales and Purchase Commitments
As of December 31, 2023, the notional value associated with fixed sales and purchase commitments under our derivative programs amounted to $1.2 billion and $548.7 million, respectively, with delivery dates from 2024 through 2029. Additionally, we have a fixed purchase contract that extends through 2026, under which we have agreed to purchase annually between 1.9 million and 2.0 million barrels of aviation fuel at future market prices.

Deferred Compensation Plans
We maintain a 401(k) defined contribution plan which covers all U.S. employees who meet minimum requirements and elect to participate. We make a matching contribution of 50% for each 1% of the participants' contributions up to a maximum of 6% of the participants' contributions, subject to applicable IRS limits. Annual Company contributions are made at our sole discretion, as approved by the Compensation Committee. Additionally, certain of our foreign subsidiaries have defined contribution plans, which allow for voluntary contributions by the employees. In some cases, we make employer contributions on behalf of the employees. The expenses for our contributions under these plans were not material during each of the years presented on the Consolidated Statements of Income and Comprehensive Income.

We offer a non-qualified deferred compensation ("NQDC") plan to certain eligible employees, whereby the participants may defer a portion of their compensation. We do not match any participant deferrals under the NQDC plan. Participants can elect from a variety of investment choices for their deferred compensation and gains and losses on these investments are credited to their respective accounts. The deferred compensation payable amount under this NQDC plan is subject to the claims of our general creditors and was $14.9 million and $14.0 million as of December 31, 2023 and 2022, respectively, which was principally included in Other long-term liabilities within our Consolidated Balance Sheets.

Environmental and Other Liabilities; Uninsured Risks

Our business is subject to numerous federal, state, local and foreign environmental laws and regulations, including those relating to fuel storage and distribution, terminals, underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the exposure of persons to regulated materials. A violation of, liability under, or noncompliance with these laws and regulations, or any future environmental law or regulation, could result in material liabilities, including administrative, civil or criminal penalties, remediation costs as well as third-party damages. From time to time, we may be responsible for remediating contamination at properties we own or lease and can be entitled to reimbursement for certain of these costs from state trust funds, as well as various third-party contractual indemnities and insurance policies, subject to eligibility requirements, deductibles, and aggregate caps. Although we continuously review the adequacy of our insurance coverage, we may lack adequate coverage for various risks, including environmental claims. If we are uninsured or under-insured for a claim or claims of sufficient magnitude arising out of our activities, it will have a material adverse effect on our financial position, results of operations and cash flows.

We accrue for environmental assessment and remediation expenses when the future costs are probable and reasonably estimable. As of December 31, 2023 and 2022, accrued liabilities for remediation reserves were not material. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed.

Tax Matters

From time to time, we are also under review by various domestic and foreign tax authorities regarding indirect tax matters and are involved in various challenges and litigation in a number of countries, including, in particular, South Korea and Brazil, where the amounts in controversy may be material. During 2016 and 2017, the South Korean branch of one of our subsidiaries received assessments totaling approximately $26.5 million (KRW 34.3 billion) from the regional tax authorities of Seoul, South Korea. The assessments primarily consist of fines and penalties for allegedly failing to issue Value Added Tax ("VAT") invoices and report certain transactions during the period 2011-2014. These assessments do not involve failure to pay or collect VAT. We believe that these assessments are without merit and are currently appealing the actions.

We are also involved in several tax disputes with federal, state and municipal tax authorities in Brazil, relating primarily to a VAT tax known as ICMS. These disputes are at various stages of the legal process, including the administrative review phase and the collection action phase, and include assessments of fixed amounts of principal and penalties, plus interest. One of our Brazilian subsidiaries is currently contesting an assessment of approximately $11.9 million (BRL 57.5 million) from the Brazilian tax authorities relating to the ICMS rate used for certain transactions. The assessment primarily consists of tax, interest and penalties. In November 2023, the deadline for the Brazilian tax authorities to appeal a previous judgment reducing the interest rate applicable to the assessment passed. We believe that the assessment is without merit and are pursuing our remedies in the judicial court system.

When we deem it appropriate and the amounts are reasonably estimable, we establish reserves for potential adjustments to our provision for the accrual of indirect taxes that may result from examinations or other actions by tax authorities. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities will result in the recognition of benefits in the period we determine the liabilities are no longer necessary. If our estimates of any of our federal, state, and foreign indirect tax liabilities are less than the ultimate assessment, it could result in a further charge to expense. Except with respect to the matters described above, we believe that the final outcome of any pending examinations, agreements, administrative or judicial proceedings will not have a material effect on our results of operations or cash flows.

Other Matters

On November 23, 2023, one of our subsidiaries submitted an erroneous bid in the Finnish power market. During the fourth quarter of 2023, the Company recognized related extraordinary losses totaling $48.8 million, which are principally reported within Cost of revenue on the Consolidated Statements of Income and Comprehensive Income. In December 2023, the subsidiary received a request for information from Energiavirasto, the Finnish energy regulatory authority ("EA") indicating that EA had initiated an investigation in relation to the events surrounding the erroneous bid submission. We have responded to the information requests and continue to cooperate with the investigation. At this time, we are unable to predict the outcome of this investigation, including whether the investigation will result in any action, proceeding or fine against us.

In December 2021, judgments were entered against one of our subsidiaries in the Singapore High Court in companion actions filed by a financing bank of two of our subsidiary's suppliers. Each of the claims arose out of a financing arrangement between our subsidiary's supplier and the bank. The resulting judgments, including principal and interest, aggregated to approximately $33 million, which we paid to the bank pending the appeals of the Singapore court judgments. In January 2023, we entered into a settlement agreement with the bank pursuant to which the parties settled for approximately $13 million. As a result, we recognized a loss of $6.5 million during the year ended December 31, 2022. Pursuant to the settlement, in the first quarter of 2023 we recovered approximately $20 million in funds we had previously paid to the bank. In connection with the settlement, we have withdrawn our appeals and the parties have exchanged full and final releases in respect of the matters.

We are also a party to various claims, complaints and proceedings arising in the ordinary course of our business including, but not limited to, environmental claims, commercial and governmental contract claims, such as property damage, demurrage, personal injury, billing and fuel quality claims, as well as bankruptcy preference claims and tax and administrative claims. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. As of December 31, 2023, our reserves for such claims were not material. For those matters where a reserve has not been established and for which we believe a loss is reasonably possible, we believe that such losses will not have a material adverse effect on our Consolidated Financial Statements. However, any adverse resolution of one or more such claims, complaints or proceedings during a particular period could have a material adverse effect on our Consolidated Financial Statements or disclosures for that period. Our estimates regarding potential losses and materiality are based on our judgment and assessment of the claims utilizing currently available information. Although we will continue to reassess our reserves and estimates based on future developments, our objective assessment of the legal merits of such claims may not always be predictive of the outcome and actual results may vary from our current estimates.

12. Shareholders' Equity

Cash Dividends

During the years ended December 31, 2023, 2022 and 2021, the Company's Board of Directors declared aggregate cash dividends of $0.56, $0.52, and 0.48 per common share, representing $33.8 million, $32.2 million, and $30.0 million in total dividends, respectively. Cash dividends declared, but not yet paid, were $8.4 million, $8.6 million and $7.4 million as of December 31, 2023, 2022 and 2021, respectively.

The payments associated with the above referenced cash dividends were in compliance with restrictions regarding the maximum amount of cash dividends allowed to be paid under our Credit Agreement.

Stock Repurchases

During the second quarter of 2023, we used a portion of the proceeds from the issuance of Convertible Notes to repurchase approximately 2.24 million shares of common stock from purchasers of the Convertible Notes for an aggregate purchase price of approximately $50.0 million. See Note 7. Debt, Interest Income, Expense, and Other Finance Costs for additional information regarding the issuance of Convertible Notes.

2020 Repurchase Program

In March 2020, the Board approved a stock repurchase program authorizing $200.0 million in common stock repurchases (the "2020 Repurchase Program"). Our repurchase program does not require a minimum number of shares of common stock to be purchased, has no expiration date, and repurchases may be suspended or discontinued at any time. As of December 31, 2023, approximately $137.0 million remains available for purchase under the 2020 Repurchase Program. The timing and amount of shares of common stock to be repurchased under the 2020 Repurchase Program will depend on market conditions, share price, securities law and other legal requirements and factors.

During the years ended December 31, 2023, 2022, and 2021, we repurchased 0.5 million, 2.0 million, and 1.7 million shares of common stock under the 2020 Repurchase Program for an aggregate value of $10.1 million, $48.7 million, and $50.5 million, respectively.

Share-Based Payment Plans

Plan Summary and Description

In May 2021, our shareholders approved the 2021 Omnibus Plan (the "2021 Plan"), which replaced our previously adopted 2020 Omnibus Plan (the "2020 Plan"). The 2021 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The purpose of the 2021 Plan is to (i) attract and retain persons eligible to participate in the 2021 Plan; (ii) motivate participants, by means of appropriate incentives, to achieve long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align participants' interests with those of our other shareholders through compensation that is based on the value of our common stock. The goal is to promote the long-term financial interest of World Kinect and its subsidiaries, including the growth in value of our equity and enhancement of long-term shareholder return. The persons eligible to receive awards under the 2021 Plan are our employees, officers, and members of the Board of Directors, or any consultant or other person who performs services for us.

The provisions of the 2021 Plan authorize the grant of stock options which can be "qualified" or "nonqualified" under the Internal Revenue Code of 1986, as amended, restricted stock, RSUs, SSAR Awards, performance shares and performance units and other share-based awards. The 2021 Plan is unlimited in duration and, in the event of its termination, the 2021 Plan will remain in effect as long as any awards granted under it remain outstanding. No awards may be granted under the 2021 Plan after May 2031. The term and vesting period of awards granted under the 2021 Plan are established on a per grant basis, but options and SSAR Awards may not remain exercisable after the seven-year anniversary of the date of grant.

Under the 2021 Plan, 2.9 million shares of common stock were authorized for issuance in addition to any shares of common stock with respect to awards that were granted under the prior plans (2020, 2016, and 2006) but are forfeited or canceled (e.g., due to the recipient's failure to satisfy applicable service or performance conditions) after May 2021. As of December 31, 2023, approximately 3.2 million shares of common stock were subject to outstanding awards under the 2021, 2020, 2016, and 2006 Plans (assuming maximum achievement of performance goals for restricted stock and target achievement of performance goals for RSUs, where applicable).

The following table summarizes the outstanding awards issued pursuant to the plans described above as of December 31, 2023 and the remaining shares of common stock available for future issuance (in millions):

Plan name	RSUs	SSAR Awards	Remaining Shares of Common Stock Available for Future Issuance
2021 Plan [(1)]	2.6	—	1.9
2020 Plan [(2)]	0.3	—	—
2016 Plan [(3)]	—	0.3	—
2006 Plan [(4)]	0.1	—	—

[(1)] As of December 31, 2023, unvested RSUs will vest between February 2024 and May 2027.

[(2)] As of December 31, 2023, unvested RSUs will vest between March 2024 and May 2024.

[(3)] As of December 31, 2023, the outstanding SSAR Awards will expire between March 2024 and March 2025.

[(4)] RSUs granted to non-employee directors under the 2006 Plan prior to 2011 remain outstanding until the date the non-employee director ceases, for any reason, to be a member of the Board of Directors.

Restricted Stock Awards

No restricted stock awards vested during the years ended December 31, 2023 and 2022. The aggregate intrinsic value of restricted stock which vested during the year ended December 31, 2021 was $0.6 million based on the average high and low market price of our common stock at the vesting date. There were no unvested restricted stock awards outstanding as of December 31, 2023 and 2022.

RSU Awards

RSUs may contain one or more service, performance, or market-based vesting conditions. The following table summarizes the status of our RSUs and related transactions for each of the following years (in millions, except for weighted average grant-date fair value data and weighted average remaining contractual life):

	RSUs	Weighted Average Grant Date Fair Value Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
As of December 31, 2020	1.8	$ 25.17	$ 57.1	1.3
Granted	0.7	33.08		
Vested	(0.5)	27.34		
Forfeited	(0.3)	28.55		
As of December 31, 2021	1.7	27.30	46.3	1.2
Granted [(1)]	2.1	25.86		
Vested	(0.6)	27.27		
Forfeited	(0.3)	25.97		
As of December 31, 2022	3.0	26.41	81.4	1.6
Granted	1.3	23.48		
Vested	(0.8)	25.16		
Forfeited	(0.5)	23.24		
As of December 31, 2023	3.0	$ 25.99	$ 67.9	1.5

[(1)] Awards granted during the year ended December 31, 2022 included 0.5 million special performance-based equity awards, pursuant to which vesting is tied to the Company's total shareholder return over the three-year performance period. The awards were valued using a Monte Carlo simulation. The weighted average fair value of the awards was $33.45 and the assumptions used to determine such fair value were as follows: simulation term of 3 years, volatility of 52.2%, and risk-free interest rate of 4.1%.

The aggregate intrinsic value of RSUs vested during the years ended December 31, 2023, 2022 and 2021 was $18.2 million, $14.8 million and $18.1 million, respectively.

SSAR Awards

The following table summarizes the status of our outstanding and exercisable SSAR Awards and related transactions for each of the following years (in millions, except weighted average exercise price and weighted average remaining contractual life data):

	SSAR Awards Outstanding				SSAR Awards Exercisable			
	SSAR Awards	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)	SSAR Awards	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
As of December 31, 2020	2.3	$ 29.08	$ 7.3	2.5	0.2	$ 41.85	$ —	0.8
Exercised [(1)]	(0.1)	24.89						
Forfeited	(1.0)	29.91						
As of December 31, 2021	1.3	28.78	0.6	1.9	0.4	29.18	0.2	1.0
Expired	(0.1)	36.25						
Forfeited	(0.6)	29.58						
As of December 31, 2022	0.5	26.35	0.8	0.9	0.4	27.43	0.3	0.5
Exercised [(2)]	(0.2)	26.40						
As of December 31, 2023	0.3	$ 26.09	$ —	0.8	0.3	$ 26.09	$ —	0.8

[(1)] The aggregate intrinsic value of SSAR Awards exercised was $0.9 million for the year ended December 31, 2021.

The aggregate intrinsic value of SSAR Awards exercised was $0.8 million for the year ended December 31, 2023.

Unrecognized Compensation Cost

As of December 31, 2023, there was $49.8 million of total unrecognized compensation cost related to unvested share-based payment awards, which is expected to be recognized as compensation expense over a weighted average period of 1.4 years.

Accumulated Other Comprehensive Income (Loss)

Our Accumulated other comprehensive income (loss), consisting of foreign currency translation adjustments related to our subsidiaries that have a functional currency other than the U.S. dollar and cash flow hedges, was as follows (in millions):

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Accumulated Other Comprehensive Loss
Balance as of December 31, 2021	$ (134.0)	$ (2.7)	$ (136.7)
Other comprehensive income (loss) before reclassifications	(45.5)	(101.3)	(146.9)
Amounts reclassified from Accumulated other comprehensive income (loss)	—	122.9	122.9
Balance as of December 31, 2022	(179.5)	18.9	(160.6)
Other comprehensive income (loss) before reclassifications	19.9	2.4	22.2
Amounts reclassified from Accumulated other comprehensive income (loss)	—	(10.5)	(10.5)
Balance as of December 31, 2023	$ (159.6)	$ 10.8	$ (148.9)

The foreign currency translation adjustment gain for the year ended December 31, 2023 was due primarily to the effect of a weaker U.S. dollar compared to most foreign currencies, including the British Pound.

13. Leases

We enter into lease arrangements for the use of offices, operational facilities, vehicles, vessels, storage tanks and other assets for our operations around the world. Some of these leases are embedded within other arrangements. Some of these arrangements are for periods of twelve months or less, while others are for longer periods, and may include optional renewals, terminations or purchase options, which are considered in our assessments when they are reasonably certain to occur. In addition, certain of these arrangements contain payments based on an index, market-based escalation or volume which may impact future payments. Most of our leases typically contain general covenants, restrictions or requirements such as maintaining minimum insurance coverage.

We recognized the following total lease cost related to our lease arrangements (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Finance lease cost:			
Amortization of right-of-use assets	$ 4.0	$ 4.2	$ 4.6
Interest on lease liabilities	0.7	0.6	0.7
Operating lease cost	44.8	47.6	41.4
Short-term lease cost	27.1	22.6	24.6
Variable lease cost	8.6	6.9	6.8
Sublease income	(14.5)	(12.1)	(4.8)
Total lease cost	$ 70.6	$ 69.9	$ 73.3

As of December 31, 2023, our remaining lease payments were as follows (in millions):

	Operating Leases	Finance Leases
2024	$ 39.4	$ 3.7
2025	32.1	3.7
2026	26.9	3.6
2027	22.6	2.5
2028	20.8	1.7
Thereafter	86.4	1.5
Total remaining lease payments (undiscounted)	228.2	16.8
Less: imputed interest	38.1	1.1
Present value of lease liabilities	$ 190.1	$ 15.7

Supplemental balance sheet information related to leases (in millions):

	Classification	December 31, 2023	December 31, 2022
Assets:			
Operating lease assets	Identifiable intangible and other non-current assets	$ 180.5	$ 188.5
Finance lease assets	Property and equipment, net	$ 15.5	$ 14.8
Liabilities:			
Operating lease liability - current	Accrued expenses and other current liabilities	$ 32.2	$ 35.9
Operating lease liability - long-term	Other long-term liabilities	$ 157.9	$ 164.2
Finance lease liability - current	Current maturities of long-term debt	$ 3.2	$ 3.7
Finance lease liability - long-term	Long-term debt	$ 12.4	$ 11.7

Other information related to leases:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term of finance leases (in years)	5.0	5.0
Weighted average remaining lease term of operating leases (in years)	8.5	8.5
Weighted average discount rate of finance leases	4.5%	3.6%
Weighted average discount rate of operating leases	5.5%	5.3%
Cash paid for amounts included in the measurement of lease liabilities (in millions):		
Operating cash flows from finance leases	$ 0.7	$ 0.6
Operating cash flows from operating leases	$ 46.2	$ 49.1
Financing cash flows from finance leases	$ 4.3	$ 4.3
Noncash investing and financing lease activities (in millions):		
Right of use assets obtained in exchange for new operating lease liability [1]	$ 16.8	$ 83.2
Right of use assets obtained in exchange for new finance lease liability	$ 3.7	$ 0.6

[1] Includes $45.0 million of right of use assets recognized upon acquisition of Flyers during the year ended December 31, 2022, as discussed in Note 3. Acquisitions.

14. Business Segments, Geographic Information, and Major Customers

Business Segments

We operate in three reportable segments consisting of aviation, land, and marine. Our operating segments are determined based on the different markets in which we provide products and services, which are defined primarily by the customers (businesses and governmental) and the products and services provided to those customers. We use Income from operations as our primary measure of profit as we believe it is the most meaningful measure to allocate resources and assess the performance or our segments.

In our aviation segment, we provide global aviation fuel supply and comprehensive services solutions to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low cost carriers, airports, fixed based operators, corporate fleets, charter and fractional operators, and private aircraft. We also supply fuel and provide services to U.S. and foreign government and military customers.

In our land segment, we offer fuel, lubricants, heating oil, and related products and services to commercial, industrial, residential and government customers, as well as retail petroleum operators. We provide energy advisory services, sustainability solutions, as well as supply fulfillment for natural gas and power.

In our marine segment, we market fuel, lubricants, and related products and services to a broad base of marine customers, including international container, dry bulk and tanker fleets, commercial cruise lines, yachts and time-charter operators, U.S. and foreign governments, as well as other fuel suppliers.

Within each of our segments, we may enter into derivative contracts to mitigate the risk of market price fluctuations and also to offer our customers fuel pricing alternatives to meet their needs. Corporate expenses are allocated to the segments based on usage, where possible, or on other factors according to the nature of the activity.

Information concerning our revenue, gross profit and income from operations by segment is as follows (in millions):

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Revenue:						
Aviation segment	$	23,275.1	$	26,799.9	$	12,824.3
Land segment		15,189.9		19,283.7		10,426.8
Marine segment		9,245.6		12,959.6		8,085.8
Total revenue	$	47,710.6	$	59,043.1	$	31,337.0
Income from operations:[1]						
Aviation segment	$	208.8	$	99.5	$	163.4
Land segment		40.1		125.6		44.6
Marine segment		82.3		155.5		20.7
Corporate overhead - unallocated		(133.2)		(107.4)		(86.1)
Total income from operations	$	198.0	$	273.2	$	142.6
Depreciation and amortization:						
Aviation segment	$	32.0	$	32.8	$	32.7
Land segment		61.3		65.1		39.0
Marine segment		3.6		3.3		3.5
Corporate segment		7.7		6.5		5.8
Total depreciation and amortization	$	104.5	$	107.8	$	81.0
Capital expenditures:						
Aviation segment	$	25.3	$	25.9	$	18.8
Land segment		42.5		38.1		17.4
Marine segment		8.7		4.8		2.7
Corporate segment		11.1		9.9		0.1
Total capital expenditures	$	87.6	$	78.6	$	39.2

(1) Includes asset impairment and restructuring charges as discussed in Note 5. Fair Value Measurements and Note 15. Restructuring.

Information concerning our accounts receivable, net, and total assets by segment is as follows (in millions):

	As of December 31,	
	2023	2022
Accounts receivable, net:		
Aviation segment, net of allowance for credit losses of $9.1 and $4.9 as of December 31, 2023 and 2022, respectively	$ 1,285.7	$ 1,452.4
Land segment, net of allowance for credit losses of $6.3 and $5.8 as of December 31, 2023 and 2022, respectively	767.4	1,141.9
Marine segment, net of allowance for credit losses of $2.9 and $3.4 as of December 31, 2023 and 2022, respectively	682.4	699.8
Total accounts receivable, net	$ 2,735.5	$ 3,294.1
Total assets:		
Aviation segment	$ 2,767.4	$ 3,036.2
Land segment	3,323.4	3,710.1
Marine segment	992.8	1,007.4
Corporate	291.8	410.8
Total assets	$ 7,375.3	$ 8,164.6

Geographic Information

Information concerning our revenue and property and equipment, net, as segregated between the Americas, EMEA (Europe, Middle East and Africa) and the Asia Pacific regions, is presented as follows, based on the country of incorporation of the relevant subsidiary (in millions):

	For the Year Ended December 31,		
	2023	2022	2021
Revenue:			
United States	$ 25,403.7	$ 32,901.7	$ 16,696.2
EMEA [1]	10,003.2	12,396.1	6,735.7
Asia Pacific [2]	5,430.7	7,076.6	4,620.0
Americas, excluding United States	6,873.0	6,668.6	3,285.1
Total [3]	$ 47,710.6	$ 59,043.1	$ 31,337.0

	As of December 31,	
	2023	2022
Property and equipment, net:		
United States	$ 324.8	$ 323.7
EMEA	147.7	138.1
Asia Pacific	10.1	9.9
Americas, excluding United States	32.7	12.6
Total	$ 515.3	$ 484.2

(1) Includes revenue related to the U.K. of $5.3 billion, $6.7 billion and $4.2 billion for 2023, 2022 and 2021, respectively.

(2) Includes revenue related to Singapore of $5.3 billion, $7.2 billion and $4.6 billion for 2023, 2022 and 2021, respectively.

(3) Geographic revenue information in this table includes impacts from derivatives and hedging activities, which are excluded from that geographic revenue information presented at Note 9. Revenue from Contracts with Customers.

Major Customers

For the years ended December 31, 2023, 2022, and 2021, none of our customers accounted for more than 10% of total consolidated revenue.

15. Restructuring

2023 Restructuring Plan

In November 2023, we approved and began implementing a restructuring plan to realign our operational focus with the purpose of simplifying our business, enabling us to focus more clearly on growing our core businesses and our new sustainability-related activities, and improving our cost structure. As part of this plan, we identified open positions that were eliminated and other positions that were closed to better align the workforce necessary to execute the revised strategy. During the year ended December 31, 2023, we recognized restructuring charges of $7.2 million, composed of severance and other compensation costs. We also decided to shift future investments away from underperforming businesses and to continue assessing our global office footprint, resulting in impairment charges during the fourth quarter of 2023 as discussed below.

We expect to continue assessing potential initiatives during the first quarter of 2024, which could result in additional restructuring charges, with the intent of completing the restructuring activities during the second quarter of 2024.

The following table provides a summary of our 2023 Restructuring Program activities (in millions):

	Aviation	Land	Marine	Corporate	Consolidated
Accrued charges as of December 31, 2022	$ —	$ —	$ —	$ —	$ —
Restructuring charges	1.5	3.9	—	1.7	7.2
Paid during the period	(0.4)	(0.3)	—	(0.8)	(1.5)
Accrued charges as of December 31, 2023	$ 1.2	$ 3.7	$ —	$ 0.9	$ 5.7

In connection with the 2023 Restructuring Plan, we identified impairment indicators for certain asset groups, consisting of intangible and other long-lived assets principally within the land segment, due to expected changes to our future operations and the impact to the expected future cash flows. These asset groups were tested for impairment and we concluded that the carrying amounts were not recoverable and the fair value of the assets was nominal. As a result, we recognized asset impairment charges of $11.2 million during the fourth quarter of 2023, which are included within Asset impairments on the Consolidated Statements of Income and Comprehensive Income.

2020 Restructuring Program

In the first quarter of 2020, we implemented a restructuring initiative focused on streamlining our operations and rationalizing our deployment and allocation of resources in the overall economic landscape due to the COVID-19 pandemic. During the fourth quarter of 2021, we completed all necessary activities and closed the restructuring program. During the year ended December 31, 2022, we paid previously accrued restructuring charges of $0.2 million and released the remaining accrual associated with the restructuring program, which resulted in the reversal of $0.8 million of previously recognized restructuring charges.

16. Earnings per Common Share

The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net income (loss) attributable to World Kinect	$ 52.9	$ 114.1	$ 73.7
Denominator:			
Weighted average common shares for basic earnings per common share	61.4	62.3	62.9
Effect of dilutive securities	0.3	0.4	0.4
Weighted average common shares for diluted earnings per common share	61.7	62.7	63.3
Basic earnings (loss) per common share	$ 0.86	$ 1.83	$ 1.17
Diluted earnings (loss) per common share	$ 0.86	$ 1.82	$ 1.16
Weighted average securities which are not included in the calculation of diluted earnings per common share because their impact is anti-dilutive or their performance conditions have not been met	1.3	1.5	1.5

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on February 23, 2024.

WORLD KINECT CORPORATION

/s/ MICHAEL J. KASBAR
Michael J. Kasbar
Chairman, President and Chief Executive Officer

/s/ IRA M. BIRNS
Ira M. Birns
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 23, 2024.

Signature	Title
/s/ MICHAEL J. KASBAR	Chairman, President and Chief Executive Officer
Michael J. Kasbar	(Principal Executive Officer)
/s/ IRA M. BIRNS	Executive Vice President and Chief Financial Officer
Ira M. Birns	(Principal Financial Officer)
/s/ JOSE-MIGUEL TEJADA	Senior Vice President and Chief Accounting Officer
Jose-Miguel Tejada	(Principal Accounting Officer)
/s/ KEN BAKSHI	Director
Ken Bakshi	
/s/ JORGE L. BENITEZ	Director
Jorge L. Benitez	
/s/ SHARDA CHERWOO	Director
Sharda Cherwoo	
/s/ RICHARD A. KASSAR	Director
Richard A. Kassar	
/s/ JOHN L. MANLEY	Director
John L. Manley	
/s/ STEPHEN K. RODDENBERRY	Director
Stephen K. Roddenberry	
/s/ JILL B. SMART	Director
Jill B. Smart	
/s/ PAUL H. STEBBINS	Director
Paul H. Stebbins	

Corporate Information

Annual Meeting

The Annual Meeting will be held on June 6, 2024 at 8:00 a.m. EDT at the offices of Norton Rose Fulbright US LLP located at 1301 Avenue of the Americas, 30th Floor, New York, New York 10019.

The Company will be furnishing Proxy Materials to shareholders on the Internet rather than mailing printed copies of those materials to each shareholder. A Notice of Internet Availability of Proxy Materials will be mailed to each shareholder, which will provide instructions as to how shareholders may access and review the Proxy Materials for the 2024 Annual Meeting on the website referred to in the Notice, or, alternatively, request a printed copy of the Proxy Materials be sent to them by mail.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Miami, FL

Transfer Agent and Registrar

For change of address, lost stock certificates and other stock certificate-related inquiries, please contact:

EQ Shareowner Services
Tel +1 800 468 9716 | +1 651 450 4064
Fax +1 866 729 7680
shareowneronline.com

By U.S. Mail
P.O. Box 64854
St. Paul, MN 55164-0854

By Courier
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120

Stock Listing

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol: WKC.

Shareholder Inquiries

For copies of the Company's recent news releases and Securities and Exchange Commission (SEC) filings, including Forms 10-K and 10-Q and any exhibits thereto, please contact:

Investor Relations

Ira M. Birns
Executive Vice President and Chief Financial Officer

Elsa Ballard
Vice President, Investor Relations and Communications
investor@worldkinect.com

The SEC also maintains a website of materials electronically filed by the Company, such as reports, proxy information statements, and other documents at: sec.gov.

Corporate Contact Information

World Kinect Corporation
9800 NW 41 Street
Miami, FL 33178
Tel +1 305 428 8000
world-kinect.com



9800 NW 41 ST
Miami, FL 33178
+1 305 428 8000

world-kinect.com